Exhibit 99.1
Barclays PLC
This exhibit includes portions from the previously published Results Announcement of Barclays PLC relating to the six months ended 30 June 2023, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.
An audit opinion has not been rendered in respect of this document.

Barclays PLC	1

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839.

Barclays PLC	2

Notes
The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the six months ended 30 June 2023 to the corresponding six months of 2022 and balance sheet analysis as at 30 June 2023 with comparatives relating to 31 December 2022 and 30 June 2022. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations.
The information in this announcement, which was approved by the Board of Directors on 26 July 2023, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2022, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.
Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 87 to 93 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.
Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:
– Average allocated equity represents the average shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 90 to 91;
– Average allocated tangible equity is calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period. Period end allocated tangible equity is calculated as 13.5% (2022: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 90 to 91;
– Average tangible shareholders’ equity is calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period. The comparable IFRS measure is average equity. A reconciliation is provided on pages 90 to 91;
– Group operating expenses excluding litigation and conduct represents Group operating expenses excluding litigation and conduct charges. The comparable IFRS measure is total operating expenses;
– Income excluding the Over-issuance of Securities represents total income excluding the impact of the Over-issuance of Securities. The comparable IFRS measure is Total income. A reconciliation is provided on page 89;
– Operating expenses excluding the Over-issuance of Securities represents total Operating expenses excluding the impact of the Over-issuance of Securities. The comparable IFRS measure is Total operating expenses. A reconciliation is provided on page 89;
– Return on average allocated equity represents the return on shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on page 93;
– Return on average allocated tangible equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on pages 90 to 91;
– Return on average tangible shareholders’ equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure is return on equity. A reconciliation is provided on page 88; and
– Tangible net asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The comparable IFRS measure is net asset value per share. A reconciliation is provided on page 92.

Barclays PLC	3

Notes
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income levels, costs, assets and liabilities, impairment charges, provisions, capital, leverage and other regulatory ratios, capital distributions (including dividend policy and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including environmental, social and governance (ESG) commitments and targets), business strategy, plans and objectives for future operations and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulation and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards; the outcome of current and future legal proceedings and regulatory investigations; the policies and actions of governmental and regulatory authorities; the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; environmental, social and geopolitical risks and incidents and similar events beyond the Group’s control; the impact of competition; capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; the direct and indirect consequences of the Russia-Ukraine war on European and global macroeconomic conditions, political stability and financial markets; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (EU), the effects of the EU-UK Trade and Cooperation Agreement and any disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group’s reputation, business or operations; the Group’s ability to access funding; and the success of acquisitions, disposals and other strategic transactions. A number of these factors are beyond the Group’s control. As a result, the Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the SEC (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2022), which are available on the SEC’s website at www.sec.gov.
Subject to Barclays PLC’s obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Barclays PLC	4

Performance Highlights

Barclays delivered return on equity (RoE) of 9.6% and return on tangible equity (RoTE) of 11.4% in Q223, and RoE of 11.2% and RoTE of 13.2% in H123, with a half year dividend of 2.7p per share and intends to initiate a share buyback of up to £750m
•Q223 RoE of 9.6% and RoTE of 11.4% and H123 RoE of 11.2% and RoTE of 13.2% with double-digit RoTE across all operating divisions in both periods
•Announced H123 dividend of 2.7p per share and a share buyback of up to £750m
•Strong balance sheet with Common Equity Tier 1 (CET1) ratio of 13.8% and Liquidity Coverage Ratio (LCR) of 158%
Key financial metrics:

	Income	Cost: income ratio	LLR	Profit before tax	Attribut-able profit	RoE	RoTE	EPS	NAV per share	TNAV per share	CET1 ratio	Total capital return[1]
Q223	£6.3bn	63%	37bps	£2.0bn	£1.3bn	9.6%	11.4%	8.6p	347p	291p	13.8%	c.7.5p
H123	£13.5bn	60%	44bps	£4.6bn	£3.1bn	11.2%	13.2%	19.9p
Q223 Performance highlights:
•Group RoE of 9.6% and RoTE of 11.4%, with profit before tax increased to £2.0bn (Q222: £1.5bn).
•Group income decreased 6% to £6.3bn
•Barclays UK income increased 14% to £2.0bn
•Corporate and Investment Bank (CIB) income decreased 22% to £3.2bn
•Consumer, Cards and Payments (CC&P) income increased 18% to £1.3bn
•Group total operating expenses were £4.0bn, down 21% year-on-year
•The prior year includes impacts from the Over-issuance of Securities2; £0.8bn income gain and £1.1bn litigation and conduct charges. Excluding these impacts:
•Group income, up 6% year-on-year to £6.3bn, reflects diverse sources of income across Barclays:
•Barclays UK income increased 14% to £2.0bn, primarily driven by net interest income growth from higher rates, including continued structural hedge income, partially offset by product dynamics in deposits and mortgages
•Corporate and Investment Bank (CIB) income decreased 3% to £3.2bn, reflecting lower client activity in Global Markets and Investment Banking fees, more than offsetting a strong performance in Transaction Banking from higher rates
•Consumer, Cards and Payments (CC&P) increased 18% to £1.3bn reflecting higher balances in US cards (including the Gap portfolio3), growth in client assets and liabilities, and higher rates in Private Bank
•Group total operating expenses were £4.0bn, up 2% year-on-year, as inflation and business growth were partially offset by efficiency savings and lower litigation and conduct charges
•Cost: income ratio was 63% as the Group delivered positive cost: income jaws
•Credit impairment charges were £0.4bn, with a loss loan rate (LLR) of 37bps
•CET1 ratio of 13.8%, based on broadly stable risk weighted assets (RWAs) of £336.9bn, net asset value (NAV) per share of 347p and tangible net asset value (TNAV) per share of 291p
H123 Performance highlights:
•Group RoE was 11.2% and RoTE was 13.2%, well positioned to achieve our greater than 10% RoTE target4 for 2023
•On a statutory basis:
–Group income was £13.5bn, up 2% year-on-year
–Group total operating expenses were £8.1bn, down 12% year-on-year
•Excluding the impact of Over-issuance of Securities in the prior year5:
•Group income of £13.5bn, up 9% year-on-year
•Group total operating expenses were £8.1bn, up 5% year-on-year. Cost: income ratio of 60%, consistent with full year guidance of low 60s in 2023
•Credit impairment charges were £0.9bn, reflecting the anticipated normalising of charges, with an LLR of 44bps; maintaining expectation of 50-60bps LLR for 2023
1Includes dividend for H123 of 2.7p per share and share buyback announced in relation to H123 of £750m.
2Denotes the Over-issuance of Securities under Barclays Bank PLC's US shelf registration statements on Form F-3 filed with the SEC in 2018 and 2019. See page 89 for reconciliation of ex. Over-issuance of Securities performance.
3Management does not assess forward-looking “return on equity” (target RoE) as a performance indicator of the business, and therefore a reconciliation of the forward looking non-IFRS measure “return on tangible equity” (target RoTE) to an equivalent IFRS measure is not available without unreasonable efforts.
4The Gap portfolio refers to the Gap Inc. US credit card portfolio.
5H122 impacts from the Over-Issuance of Securities: £0.8bn income gain and £1.5bn litigation and conduct charges.

Barclays PLC	5

Performance Highlights

Group Targets and Outlook:
•Returns: targeting RoTE of greater than 10%1 in 2023, consistent with our medium-term target
•Income: diversified income streams continue to position the Group well for the current economic and market environment including higher interest rates. In 2023, Barclays UK Net Interest Margin (NIM) is now expected to be less than 3.20%, with a current view of around 3.15%. Guidance remains sensitive to product dynamics including the trajectory of deposit balances and further macroeconomic developments
•Costs: targeting a cost: income ratio percentage in the low 60s in 2023, investing for growth whilst progressing towards the Group’s medium-term target of below 60%
•Impairment: expect an LLR of 50-60bps in 2023, based on the current macroeconomic outlook
•Capital: expect to operate within the CET1 ratio medium-term target range of 13-14%
•Capital returns: capital distribution policy incorporates a progressive ordinary dividend, supplemented with share buybacks as appropriate

1Management does not assess forward-looking “return on equity” (target RoE) as a performance indicator of the business, and therefore a reconciliation of the forward looking non-IFRS measure “return on tangible equity” (target RoTE) to an equivalent IFRS measure is not available without unreasonable efforts.

Barclays PLC	6

Performance Highlights

Barclays Group results	Half year ended			Three months ended
	30.06.23	30.06.22		30.06.23	30.06.22
	£m	£m	% Change	£m	£m	% Change
Barclays UK	3,922	3,373	16	1,961	1,724	14
Corporate and Investment Bank	7,138	7,971	(10)	3,162	4,033	(22)
Consumer, Cards and Payments	2,584	1,969	31	1,278	1,083	18
Barclays International	9,722	9,940	(2)	4,440	5,116	(13)
Head Office	(122)	(109)	(12)	(116)	(132)	12
Total income	13,522	13,204	2	6,285	6,708	(6)
Operating costs	(8,030)	(7,270)	(10)	(3,919)	(3,682)	(6)
Litigation and conduct	(32)	(1,857)	98	(33)	(1,334)	98
Total operating expenses	(8,062)	(9,127)	12	(3,952)	(5,016)	21
Other net (expenses)/income	(2)	(3)	33	3	7	(57)
Profit before impairment	5,458	4,074	34	2,336	1,699	37
Credit impairment charges	(896)	(341)		(372)	(200)	(86)
Profit before tax	4,562	3,733	22	1,964	1,499	31
Tax charge	(914)	(823)	(11)	(353)	(209)	(69)
Profit after tax	3,648	2,910	25	1,611	1,290	25
Non-controlling interests	(30)	(21)	(43)	(22)	(20)	(10)
Other equity instrument holders	(507)	(414)	(22)	(261)	(199)	(31)
Attributable profit	3,111	2,475	26	1,328	1,071	24

Performance measures
Return on average shareholders' equity	11.2%	8.7%		9.6%	7.5%
Return on average tangible shareholders' equity	13.2%	10.1%		11.4%	8.7%
Average shareholders' equity (£bn)	55.6	57.0		55.4	57.1
Average tangible shareholders' equity (£bn)	47.2	48.9		46.7	49.0
Cost: income ratio	60%	69%		63%	75%
Loan loss rate (bps)	44	17		37	20
Basic earnings per share	19.9p	14.8p		8.6p	6.4p
Dividend per share	2.7p	2.25p
Share buyback announced (£m)	750	500
Total payout equivalent per share	c.7.5p	c.5.25p
Basic weighted average number of shares (m)	15,645	16,684	(6)	15,523	16,684	(7)
Period end number of shares (m)	15,556	16,531	(6)	15,556	16,531	(6)

	As at 30.06.23	As at 31.12.22	As at 30.06.22
Balance sheet and capital management[1]	£bn	£bn	£bn
Loans and advances at amortised cost	401.4	398.8	395.8
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.4%
Total assets	1,549.7	1,513.7	1,589.2
Deposits at amortised cost	554.7	545.8	568.7
Tangible net asset value per share	291p	295p	297p
Common equity tier 1 ratio	13.8%	13.9%	13.6%
Common equity tier 1 capital	46.6	46.9	46.7
Risk weighted assets	336.9	336.5	344.5
UK leverage ratio	5.1%	5.3%	5.1%
UK leverage exposure	1,183.7	1,130.0	1,151.2

Funding and liquidity
Group liquidity pool (£bn)	330.7	318.0	342.5
Liquidity coverage ratio	158%	165%	156%
Net stable funding ratio[2]	139%	137%
Loan: deposit ratio	72%	73%	70%
1Refer to pages 55 to 59 for further information on how capital, RWAs and leverage are calculated.
2Represents average of the last four spot quarter end positions.

Barclays PLC	7

Group Finance Director's Review

H123 Group performance
•Barclays delivered a profit before tax of £4,562m (H122: £3,733m), RoE of 11.2% (H122: 8.7%), RoTE of 13.2% (H122: 10.1%) and earnings per share (EPS) of 19.9p (H122: 14.8p)
•The Group has a diverse income profile across businesses and geographies including a significant presence in the US. The appreciation of average USD against GBP positively impacted income and profits and adversely impacted credit impairment charges and total operating expenses
•Group income increased 2% to £13,522m primarily from the higher interest rate environment, including continued structural hedge income, and the benefit of higher balances in US cards, partially offset by the prior year benefit from hedging arrangements related to the Over-issuance of Securities and lower client activity in Global Markets and Investment Banking fees
•Group total operating expenses decreased to £8,062m (H122: £9,127m)
–Group operating expenses excluding litigation and conduct charges increased to £8,030m (H122: £7,270m) reflecting the impact of business growth, including the Gap portfolio acquisition in US cards and the Kensington Mortgage Company (KMC) acquisition in Barclays UK, with the impact of inflation broadly offset by efficiency savings
–Litigation and conduct charges decreased to £32m (H122: £1,857m). The prior year charges included £1,469m of costs related to the Over-issuance of Securities
•Credit impairment charges were £896m (H122: £341m), reflecting higher US cards balances and normalising delinquencies. Total coverage ratio remains strong at 1.4% (December 2022: 1.4%)
•The effective tax rate (ETR) was 20.0% (H122: 22.0%). The prior year included the tax charge recognised for the re-measurement of the Group’s UK deferred tax assets as a result of the UK banking surcharge rate being reduced from 8% to 3%
•Attributable profit was £3,111m (H122: £2,475m)
•Total assets increased to £1,549.7bn (December 2022: £1,513.7bn) driven by increased trading and client activity within Global Markets, partially offset by the strengthening of GBP against USD since December 2022. The Group liquidity pool was further strengthened by growth in deposits
•NAV per share was 347p (December 2022: 347p). TNAV per share was 291p (December 2022: 295p) as EPS of 19.9p was more than offset by the 2022 full year dividend paid on 31 March 2023 and net negative reserve movements driven by currency movements and the interest rate environment
Capital distributions
•Announced a half year dividend of 2.7p per share and intention to initiate a further share buyback of up to £750m
•Barclays is committed to maintaining a balance between a strong capital position, delivering total cash returns to shareholders and investment in the business. Barclays pays a progressive ordinary dividend, taking into account these objectives and the earnings outlook of the Group. The Board will also continue to supplement the ordinary dividend as appropriate, including with share buybacks

Group capital and leverage
•The CET1 ratio decreased by c.10bps to 13.8% (December 2022: 13.9%) as CET1 capital decreased to £46.6bn (December 2022: £46.9bn) whilst RWAs remained broadly stable at £336.9bn:
–c.90bps increase from attributable profit generated in the period
–c.40bps aggregate decrease from expected capital impacts in Q123, including the £0.5bn share buyback announced at FY22 results, the impact of regulatory change on 1 January 2023 relating to IFRS 9 transitional relief, and the impact of the KMC acquisition
–c.30bps decrease as a result of a £8.6bn increase in RWAs primarily driven by increased trading and credit risk RWAs within CIB
–c.30bps decrease primarily due to increased regulatory capital deductions largely driven by an accrual for the FY23 dividend
–An £8.8bn decrease in RWAs as a result of foreign exchange movements was broadly offset by a £1.2bn decrease in CET1 capital due to a decrease in the currency translation reserve
•The UK leverage ratio decreased to 5.1% (December 2022: 5.3%) primarily due to a £53.7bn increase in leverage exposure to £1,183.7bn (December 2022: £1,130.0bn). This is largely driven by increased trading and client activity within Global Markets

Barclays PLC	8

Group Finance Director's Review
Group funding and liquidity
•The liquidity and funding position remains robust and stable in H123. The liquidity pool increased to £330.7bn (December 2022: £318.0bn) driven by deposit growth. The composition of the liquidity pool is conservative, with 80% held in cash and deposits with central banks and the remainder primarily held in high quality government bonds, materially held at fair value or hedged
•The strength of the funding and liquidity position is supported by a diverse and stable deposit franchise. Total deposits increased to £554.7bn (December 2022: £545.8bn)
•The LCR remained significantly above the 100% regulatory requirement at 158% (December 2022: 165%), equivalent to a surplus of £115.3bn (December 2022: £116.4bn)
•Net Stable Funding Ratio (average of last four quarter ends) was 139% (December 2022: 137%), which represents a £166.6bn (December 2022: £155.6bn) surplus above the 100% regulatory requirement
•Wholesale funding outstanding, excluding repurchase agreements, was £183.3bn (December 2022: £184.0bn)
•The Group issued £7.1bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) in H123. The Group has a strong MREL position with a ratio of 32.9%, which is in excess of the regulatory requirement of 29.2% plus a confidential, institution specific, Prudential Regulation Authority (PRA) buffer

Other matters
•KMC acquisition: on 1 March 2023 Barclays completed the acquisition of UK specialist mortgage lender KMC, including a portfolio of mortgages totalling £2.2bn with an RWA impact of £0.8bn
•Combination of the Private Bank and Barclays UK Wealth business: on 1 May 2023, Wealth Management & Investments (WM&I) was transferred from Barclays UK to CC&P, creating a combined Private Bank and Wealth Management business. The combination seeks to improve customer and client experience and create business synergies:
–The business transferred includes c.£28bn of invested assets, generating annualised income of c.£0.2bn
–Excluding the transfer, Q223 Barclays UK income would have been c.£35m higher, NIM c.2bps higher and operating costs c.£35m higher, with corresponding impacts to income and operating costs for CC&P

Anna Cross, Group Finance Director

Results by Business

Barclays UK	Half year ended			Three months ended
	30.06.23	30.06.22		30.06.23	30.06.22
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	3,278	2,732	20	1,660	1,393	19
Net fee, commission and other income	644	641	—	301	331	(9)
Total income	3,922	3,373	16	1,961	1,724	14
Operating costs	(2,182)	(2,083)	(5)	(1,090)	(1,085)	—
Litigation and conduct	3	(25)		5	(16)
Total operating expenses	(2,179)	(2,108)	(3)	(1,085)	(1,101)	1
Other net income	—	—		—	—	#DIV/0!
Profit before impairment	1,743	1,265	38	876	623	41
Credit impairment charges	(208)	(48)		(95)	—
Profit before tax	1,535	1,217	26	781	623	25
Attributable profit	1,049	854	23	534	458	17

Performance measures
Return on average allocated equity	15.0%	12.6%		15.1%	13.5%
Return on average allocated tangible equity	20.4%	17.0%		20.9%	18.4%
Average allocated equity (£bn)	14.0	13.6		14.2	13.6
Average allocated tangible equity (£bn)	10.3	10.0		10.2	10.0
Cost: income ratio	56%	62%		55%	64%
Loan loss rate (bps)	18	4		17	—
Net interest margin	3.20%	2.67%		3.22%	2.71%

Key facts
UK mortgage balances (£bn)	163.6	159.6
Mortgage gross lending flow (£bn)	12.2	13.9
Average loan to value of mortgage portfolio[1]	53%	51%
Average loan to value of new mortgage lending[1]	63%	69%
Number of branches	414	593
Mobile banking active customers (m)	10.8	10.1
30 day arrears rate - Barclaycard Consumer UK	0.9%	1.0%

	As at 30.06.23	As at 31.12.22	As at 30.06.22
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	206.8	205.1	205.9
Total assets	304.8	313.2	318.8
Customer deposits at amortised cost	249.8	258.0	261.5
Loan: deposit ratio	90%	87%	85%
Risk weighted assets	73.0	73.1	72.2

1Average loan to value of mortgages is balance weighted and reflects both residential and buy-to-let mortgage portfolios within the Home Loans portfolio.

Barclays PLC	10

Results by Business

Analysis of Barclays UK	Half year ended			Three months ended
	30.06.23	30.06.22		30.06.23	30.06.22
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Personal Banking	2,497	2,099	19	1,244	1,077	16
Barclaycard Consumer UK	484	541	(11)	237	265	(11)
Business Banking	941	733	28	480	382	26
Total income	3,922	3,373	16	1,961	1,724	14

Analysis of credit impairment (charges)/releases
Personal Banking	(120)	(21)		(92)	(42)
Barclaycard Consumer UK	(118)	40		(35)	84
Business Banking	30	(67)		32	(42)
Total credit impairment charges	(208)	(48)		(95)	—

	As at 30.06.23	As at 31.12.22	As at 30.06.22
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	173.3	169.7	167.1
Barclaycard Consumer UK	9.3	9.2	8.8
Business Banking	24.2	26.2	30.0
Total loans and advances to customers at amortised cost	206.8	205.1	205.9

Analysis of customer deposits at amortised cost
Personal Banking	191.1	195.6	197.0
Barclaycard Consumer UK	—	—	—
Business Banking	58.7	62.4	64.5
Total customer deposits at amortised cost	249.8	258.0	261.5

Barclays PLC	11

Results by Business
Barclays UK delivered a RoE of 15.0% and a RoTE of 20.4% supported by the higher interest rate environment and the continued investment in our transformation into a next-generation, digitised consumer bank. The challenging environment has persisted with customer behaviour driving a reduction in the NIM outlook.

Income statement - H123 compared to H122
•Profit before tax increased 26% to £1,535m with a RoE of 15.0% (H122: 12.6%) and a RoTE of 20.4% (H122: 17.0%)
•Total income increased 16% to £3,922m. Net interest income increased 20% to £3,278m with a NIM of 3.20% (H122: 2.67%), as higher interest rates and associated structural hedge benefit outweighed mortgage margin pressure and lower deposit volumes. Net fee, commission and other income was stable at £644m, including the impact of the transfer of WM&I to CC&P
–Personal Banking income increased 19% to £2,497m, driven by higher interest rates, partially offset by mortgage margin compression and lower current accounts deposit volumes in line with wider market trends and cost of living pressures
–Barclaycard Consumer UK income decreased 11% to £484m as higher customer spend volumes were more than offset by lower interest earning lending balances following repayments and ongoing prudent risk management
–Business Banking income increased 28% to £941m driven by higher interest rates, partially offset by lower government scheme lending as repayments continue and lower deposit volumes in line with wider market trends
•Total operating expenses increased 3% to £2,179m from the impact of inflation, partially offset by the transfer of WM&I to CC&P. Ongoing efficiency savings continue to be reinvested in digitisation to support further improvements to the cost: income ratio over time
•Credit impairment charges increased to £208m (H122: £48m), driven by UK cards and Mortgages. The updated macroeconomic scenarios reflect improvement in GDP and unemployment outlook against a backdrop of higher interest rates and a weaker House Price Index (HPI). UK cards 30 and 90 day arrears remained low at 0.9% (H122: 1.0%) and 0.2% (H122: 0.2%) respectively. The UK cards total coverage ratio was 7.1% (December 2022: 7.6%)

Balance sheet - 30 June 2023 compared to 31 December 2022
•Loans and advances to customers at amortised cost increased 1% to £206.8bn primarily reflecting the acquisition of KMC and continued mortgage lending, which more than offset repayment of government scheme lending in Business Banking
•Customer deposits at amortised cost decreased 3% to £249.8bn. Increases in savings product balances were more than offset by reduced current account and Business Banking deposits, reflecting broader market trends. The loan: deposit ratio increased to 90% (December 2022: 87%)
•RWAs were broadly stable at £73.0bn (December 2022: £73.1bn) including a capital Loss Given Default (LGD) model update for the mortgages portfolio, partially offset by the acquisition of KMC

Barclays PLC	12

Results by Business

Barclays International	Half year ended			Three months ended
	30.06.23	30.06.22		30.06.23	30.06.22
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	3,084	1,965	57	1,730	1,029	68
Net trading income	3,697	5,212	(29)	1,278	2,766	(54)
Net fee, commission and other income	2,941	2,763	6	1,432	1,321	8
Total income	9,722	9,940	(2)	4,440	5,116	(13)
Operating costs	(5,703)	(5,042)	(13)	(2,747)	(2,537)	(8)
Litigation and conduct	(30)	(1,832)	98	(33)	(1,319)	97
Total operating expenses	(5,733)	(6,874)	17	(2,780)	(3,856)	28
Other net income	9	13	(31)	6	5	20
Profit before impairment	3,998	3,079	30	1,666	1,265	32
Credit impairment charges	(679)	(310)		(275)	(209)	(32)
Profit before tax	3,319	2,769	20	1,391	1,056	32
Attributable profit	2,301	2,083	10	953	783	22

Performance measures
Return on average allocated equity	12.1%	11.2%		10.0%	8.2%
Return on average allocated tangible equity	12.4%	11.5%		10.3%	8.4%
Average allocated equity (£bn)	38.0	37.1		38.0	38.2
Average allocated tangible equity (£bn)	37.1	36.2		37.1	37.3
Cost: income ratio	59%	69%		63%	75%
Loan loss rate (bps)	78	37		63	49
Net interest margin[1]	5.86%	4.29%		5.85%	4.41%

	As at 30.06.23	As at 31.12.22	As at 30.06.22
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	126.6	133.7	126.7
Loans and advances to banks at amortised cost	9.7	8.7	11.3
Debt securities at amortised cost	35.2	27.2	29.3
Loans and advances at amortised cost	171.5	169.6	167.3
Trading portfolio assets	165.1	133.8	126.9
Derivative financial instrument assets	264.9	301.7	343.5
Financial assets at fair value through the income statement	232.2	210.5	209.3
Cash collateral and settlement balances	123.9	107.7	128.5
Other assets	268.8	258.0	275.1
Total assets	1,226.4	1,181.3	1,250.6
Deposits at amortised cost	305.0	287.6	307.4
Derivative financial instrument liabilities	254.5	288.9	321.2
Loan: deposit ratio	56%	59%	54%
Risk weighted assets	254.6	254.8	263.8

1CIB and Barclays International margins include the lending related investment bank business.

Barclays PLC	13

Results by Business

Analysis of Barclays International
Corporate and Investment Bank	Half year ended			Three months ended
	30.06.23	30.06.22		30.06.23	30.06.22
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	1,321	795	66	856	410
Net trading income	3,790	5,188	(27)	1,353	2,738	(51)
Net fee, commission and other income	2,027	1,988	2	953	885	8
Total income	7,138	7,971	(10)	3,162	4,033	(22)
Operating costs	(4,186)	(3,791)	(10)	(1,984)	(1,870)	(6)
Litigation and conduct	2	(1,632)		(1)	(1,314)	100
Total operating expenses	(4,184)	(5,423)	23	(1,985)	(3,184)	38
Other net income	1	—		1	—
Profit before impairment	2,955	2,548	16	1,178	849	39
Credit impairment (charges)/releases	(20)	(32)	38	13	(65)
Profit before tax	2,935	2,516	17	1,191	784	52
Attributable profit	2,007	1,895	6	798	579	38

Performance measures
Return on average allocated equity	12.6%	11.9%		10.0%	7.1%
Return on average allocated tangible equity	12.6%	11.9%		10.0%	7.1%
Average allocated equity (£bn)	31.8	31.8		31.8	32.7
Average allocated tangible equity (£bn)	31.8	31.8		31.8	32.7
Cost: income ratio	59%	68%		63%	79%
Loan loss rate (bps)	3	5		(4)	20

	As at 30.06.23	As at 31.12.22	As at 30.06.22
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	84.8	90.5	86.5
Loans and advances to banks at amortised cost	9.0	8.1	10.0
Debt securities at amortised cost	35.1	27.2	29.3
Loans and advances at amortised cost	128.9	125.8	125.8
Trading portfolio assets	165.0	133.7	126.7
Derivative financial instrument assets	264.8	301.6	343.4
Financial assets at fair value through the income statement	232.1	210.5	209.2
Cash collateral and settlement balances	122.5	106.9	127.7
Other assets	224.6	222.6	237.2
Total assets	1,137.9	1,101.1	1,170.0
Deposits at amortised cost	225.5	205.8	229.5
Derivative financial instrument liabilities	254.5	288.9	321.2
Risk weighted assets	216.5	215.9	227.6

	Half year ended			Three months ended
	30.06.23	30.06.22		30.06.23	30.06.22
Analysis of total income	£m	£m	% Change	£m	£m	% Change
FICC	2,974	3,173	(6)	1,186	1,529	(22)
Equities	1,267	2,463	(49)	563	1,411	(60)
Global Markets	4,241	5,636	(25)	1,749	2,940	(41)
Advisory	342	421	(19)	130	236	(45)
Equity capital markets	119	84	42	69	37	86
Debt capital markets	614	697	(12)	273	281	(3)
Investment Banking fees	1,075	1,202	(11)	472	554	(15)
Corporate lending	263	78		168	(47)
Transaction banking	1,559	1,055	48	773	586	32
Corporate	1,822	1,133	61	941	539	75
Total income	7,138	7,971	(10)	3,162	4,033	(22)

Barclays PLC	14

Results by Business

Analysis of Barclays International
Consumer, Cards and Payments	Half year ended			Three months ended
	30.06.23	30.06.22		30.06.23	30.06.22
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	1,763	1,170	51	874	619	41
Net fee, commission, trading and other income	821	799	3	404	464	(13)
Total income	2,584	1,969	31	1,278	1,083	18
Operating costs	(1,517)	(1,251)	(21)	(763)	(667)	(14)
Litigation and conduct	(32)	(200)	84	(32)	(5)
Total operating expenses	(1,549)	(1,451)	(7)	(795)	(672)	(18)
Other net income	8	13	(38)	5	5	—
Profit before impairment	1,043	531	96	488	416	17
Credit impairment charges	(659)	(278)		(288)	(144)
Profit before tax	384	253	52	200	272	(26)
Attributable profit	294	188	56	155	204	(24)

Performance measures
Return on average allocated equity	9.5%	7.1%		10.1%	14.8%
Return on average allocated tangible equity	11.1%	8.5%		11.8%	17.8%
Average allocated equity (£bn)	6.2	5.3		6.2	5.5
Average allocated tangible equity (£bn)	5.3	4.4		5.3	4.6
Cost: income ratio	60%	74%		62%	62%
Loan loss rate (bps)	293	128		255	132

Key facts
US cards 30 day arrears rate	2.4%	1.4%
US cards customer FICO score distribution
<660	11%	10%
>660	89%	90%
Total number of payments clients	401k	391k
Value of payments processed (£bn)[1,2]	161	150

	As at 30.06.23	As at 31.12.22	As at 30.06.22
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	41.7	43.2	40.2
Total assets	88.5	80.2	80.6
Deposits at amortised cost	79.5	81.8	77.9
Risk weighted assets	38.1	38.9	36.2

	Half year ended			Three months ended
	30.06.23	30.06.22		30.06.23	30.06.22
Analysis of total income	£m	£m	% Change	£m	£m	% Change
International Cards and Consumer Bank	1,734	1,229	41	835	691	21
Private Bank	554	459	21	295	245	20
Payments	296	281	5	148	147	1
Total income	2,584	1,969	31	1,278	1,083	18
1Includes £155bn (H122: £145bn) of merchant acquiring payments.
2The H122 comparative has been restated to reflect only the turnover of the Payments business to be consistent with H123.

Barclays PLC	15

Results by Business
Barclays International delivered a RoE of 12.1% and a RoTE of 12.4%. Despite the reduced banking industry fee pool and lower client activity in Global Markets, CIB delivered a RoE of 12.6% and a RoTE of 12.6% reflecting the benefits of income diversification and investment in sustainable growth. CC&P RoE of 9.5% and RoTE of 11.1% reflected continued investment in the business resulting in balance growth and increased income, partially offset by higher impairment charges.
Income statement - H123 compared to H122
•Profit before tax increased 20% to £3,319m with a RoE of 12.1% (H122: 11.2%) and a RoTE of 12.4% (H122: 11.5%), reflecting a RoE of 12.6% (H122: 11.9%) and a RoTE of 12.6% (H122: 11.9%) in CIB and a RoE of 9.5% (H122: 7.1%) and a RoTE of 11.1% (H122: 8.5%) in CC&P
•Barclays International has a diverse income profile across businesses and geographies including a significant presence in the US. The appreciation of average USD against GBP positively impacted income and profits, and adversely impacted credit impairment charges and total operating expenses
•Total income decreased to £9,722m (H122: £9,940m)
•CIB income decreased 10% to £7,138m. Excluding the impact from prior year hedging arrangements related to the Over-issuance of Securities1, CIB income decreased 1%
•Global Markets income of £4,241m decreased 25%, and 13% excluding the impact from prior year hedging arrangements related to the Over-issuance of Securities of £758m. FICC income decreased 6% to £2,974m, driven by macro reflecting lower market volatility and client activity, partially offset by a strong performance in credit. Equities income of £1,267m decreased 49%, and 26% excluding the impact from the Over-issuance of Securities of £758m, driven by a decline in derivatives income reflecting less volatile equity market conditions
•Investment Banking fees decreased 11% to £1,075m due to the reduced fee pool across Advisory and Debt capital markets2, partially offset by an improvement in Equity capital markets
•Within Corporate, Transaction banking income increased 48% to £1,559m driven by improved deposit margins in the higher rate environment. Corporate lending income increased to £263m (H122: £78m) mainly driven by lower costs of hedging and the non-repeat of fair value losses on leverage finance lending net of mark to market gains on related hedges in H122
•CC&P income increased 31% to £2,584m
•International Cards and Consumer Bank income increased 41% to £1,734m reflecting higher cards balances and improved margins, including the Gap portfolio acquisition in Q222
•Private Bank income increased 21% to £554m, reflecting client balance growth and improved margins, including the transfer of WM&I from Barclays UK
•Payments income increased 5% to £296m driven by merchant acquiring turnover growth
•Total operating expenses decreased 17% to £5,733m and increased 13% to £5,703m excluding litigation and conduct, reflecting investment in the business
–CIB total operating expenses decreased 23% to £4,184m. Operating expenses excluding litigation and conduct charges increased 10% to £4,186m reflecting investment in talent and technology, and the impact of inflation
–CC&P total operating expenses increased 7% to £1,549m. Operating expenses excluding litigation and conduct charges increased 21% to £1,517m, driven by higher investment spend to support growth, mainly in marketing and partnership costs, including the Gap portfolio acquisition, the transfer of WM&I from Barclays UK and the impact of inflation
•Credit impairment charges were £679m (H122: £310m)
–CIB credit impairment charges of £20m (H122: £32m) were driven by single name charges partially offset by the benefit of credit protection and the updated macroeconomic scenarios
–CC&P credit impairment charges increased to £659m (H122: £278m), reflecting higher US cards balances, including the Gap portfolio, and normalising delinquencies. US cards 30 and 90 day arrears were 2.4% (H122: 1.4%) and 1.2% (H122: 0.7%) respectively. The US cards total coverage ratio was 9.0% (December 2022: 8.1%)

1H122 included a £758m of income related to hedging arrangements to manage the risks of the rescission offer in relation to the Over-issuance of Securities.
2Data source: Dealogic for the period covering 1 January to 30 June 2023.

Barclays PLC	16

Results by Business

Balance sheet - 30 June 2023 compared to 31 December 2022
•Loans and advances at amortised cost increased £1.9bn to £171.5bn driven by increased investment in debt securities in Treasury, offset by net loan repayments in CIB and the strengthening of GBP against USD
•Trading portfolio assets increased £31.3bn to £165.1bn driven by increased trading activity at the end of the period within Global Markets
•Derivative assets and liabilities decreased £36.8bn and £34.4bn respectively to £264.9bn and £254.5bn reflecting lower market volatility and the strengthening of GBP against USD
•Financial assets at fair value through the income statement increased £21.7bn to £232.2bn driven by increased secured lending
•Deposits at amortised costs increased £17.4bn to £305.0bn driven by increased deposits in Treasury
•RWAs decreased to £254.6bn (December 2022: £254.8bn), as a reduction from the strengthening of GBP against USD was partially offset by increased trading and credit risk RWAs within CIB

Barclays PLC	17

Results by Business

Head Office	Half year ended			Three months ended
	30.06.23	30.06.22		30.06.23	30.06.22
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	(39)	66		(120)	—
Net fee, commission and other income	(83)	(175)	53	4	(132)
Total income	(122)	(109)	(12)	(116)	(132)	12
Operating costs	(145)	(145)	—	(82)	(60)	(37)
Litigation and conduct	(5)	—	#DIV/0!	(5)	1
Total operating expenses	(150)	(145)	(3)	(87)	(59)	(47)
Other net (expenses)/income	(11)	(16)	31	(3)	2
Loss before impairment	(283)	(270)	(5)	(206)	(189)	(9)
Credit impairment (charges)/releases	(9)	17		(2)	9
Loss before tax	(292)	(253)	(15)	(208)	(180)	(16)
Attributable loss	(239)	(462)	48	(159)	(170)	6

Performance measures
Average allocated equity (£bn)	3.6	6.3		3.2	5.3
Average allocated tangible equity (£bn)	(0.2)	2.7		(0.6)	1.7

	As at 30.06.23	As at 31.12.22	As at 30.06.22
Balance sheet information	£bn	£bn	£bn
Total assets	18.5	19.2	19.8
Risk weighted assets	9.3	8.6	8.6
Income statement - H123 compared to H122
•Loss before tax was £292m (H122: £253m)
•Total income was an expense of £122m (H122: £109m expense) primarily reflecting hedge accounting and treasury items. The prior year included a one-off gain of £86m from the sale and leaseback of UK data centres
•Total operating expenses were £150m (H122: £145m)
Balance sheet - 30 June 2023 compared to 31 December 2022
•RWAs were £9.3bn (December 2022: £8.6bn)

Barclays PLC	18

Quarterly Results Summary

Barclays Group
	Q223	Q123	Q422	Q322	Q222	Q122	Q421[1]	Q321[1]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,270	3,053	2,741	3,068	2,422	2,341	2,230	1,940
Net fee, commission and other income	3,015	4,184	3,060	2,883	4,286	4,155	2,930	3,525
Total income	6,285	7,237	5,801	5,951	6,708	6,496	5,160	5,465
Operating costs	(3,919)	(4,111)	(3,748)	(3,939)	(3,682)	(3,588)	(3,514)	(3,446)
UK bank levy	—	—	(176)	—	—	—	(170)	—
Litigation and conduct	(33)	1	(79)	339	(1,334)	(523)	(92)	(129)
Total operating expenses	(3,952)	(4,110)	(4,003)	(3,600)	(5,016)	(4,111)	(3,776)	(3,575)
Other net income/(expenses)	3	(5)	10	(1)	7	(10)	13	94
Profit before impairment	2,336	3,122	1,808	2,350	1,699	2,375	1,397	1,984
Credit impairment (charges)/releases	(372)	(524)	(498)	(381)	(200)	(141)	31	(120)
Profit before tax	1,964	2,598	1,310	1,969	1,499	2,234	1,428	1,864
Tax (charge)/credit	(353)	(561)	33	(249)	(209)	(614)	(104)	(292)
Profit after tax	1,611	2,037	1,343	1,720	1,290	1,620	1,324	1,572
Non-controlling interests	(22)	(8)	(22)	(2)	(20)	(1)	(27)	(1)
Other equity instrument holders	(261)	(246)	(285)	(206)	(199)	(215)	(218)	(197)
Attributable profit	1,328	1,783	1,036	1,512	1,071	1,404	1,079	1,374

Performance measures
Return on average shareholders' equity	9.6%	12.8%	7.5%	10.6%	7.5%	9.9%	7.7%	9.7%
Return on average tangible shareholders' equity	11.4%	15.0%	8.9%	12.5%	8.7%	11.5%	9.0%	11.4%
Average shareholders' equity (£bn)	55.4	55.9	54.9	56.8	57.1	56.9	56.2	56.5
Average tangible shareholders' equity (£bn)	46.7	47.6	46.7	48.6	49.0	48.8	48.0	48.3
Cost: income ratio	63%	57%	69%	60%	75%	63%	73%	65%
Loan loss rate (bps)	37	52	49	36	20	15	(3)	13
Basic earnings per share	8.6p	11.3p	6.5p	9.4p	6.4p	8.4p	6.4p	8.0p
Basic weighted average number of shares (m)	15,523	15,770	15,828	16,148	16,684	16,682	16,985	17,062
Period end number of shares (m)	15,556	15,701	15,871	15,888	16,531	16,762	16,752	16,851

Balance sheet and capital management[2]	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	337.4	343.6	343.3	346.3	337.2	325.8	319.9	313.5
Loans and advances to banks at amortised cost	10.9	11.0	10.0	12.5	12.5	11.4	9.7	10.6
Debt securities at amortised cost	53.1	48.9	45.5	54.8	46.1	34.5	31.8	28.9
Loans and advances at amortised cost	401.4	403.5	398.8	413.7	395.8	371.7	361.5	353.0
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.4%	1.4%	1.4%	1.5%	1.6%	1.7%
Total assets	1,549.7	1,539.1	1,513.7	1,726.9	1,589.2	1,496.1	1,384.3	1,406.5
Deposits at amortised cost	554.7	555.7	545.8	574.4	568.7	546.5	519.4	510.2
Net asset value per share	347p	356p	347p	338p	346p	342p	339p	334p
Tangible net asset value per share	291p	301p	295p	286p	297p	294p	291p	286p
Common equity tier 1 ratio	13.8%	13.6%	13.9%	13.8%	13.6%	13.8%	15.1%	15.3%
Common equity tier 1 capital	46.6	46.0	46.9	48.6	46.7	45.3	47.3	47.2
Risk weighted assets	336.9	338.4	336.5	350.8	344.5	328.8	314.1	307.7
UK leverage ratio	5.1%	5.1%	5.3%	5.0%	5.1%	5.0%	5.2%	5.1%
UK leverage exposure	1,183.7	1,168.9	1,130.0	1,232.1	1,151.2	1,123.5	1,137.9	1,162.7

Funding and liquidity
Group liquidity pool (£bn)	330.7	333.0	318.0	325.8	342.5	319.8	291.0	292.8
Liquidity coverage ratio	158%	163%	165%	151%	156%	159%	168%	161%
Net stable funding ratio[3]	139%	139%	137%
Loan: deposit ratio	72%	73%	73%	72%	70%	68%	70%	69%

1The comparative capital and financial metrics relating to Q321 and Q421 have been restated to reflect the impact of the Over-issuance of Securities.
2Refer to pages 55 to 59 for further information on how capital, RWAs and leverage are calculated.
3Represents average of the last four spot quarter end positions.

Barclays PLC	19

Quarterly Results by Business

Barclays UK
	Q223	Q123	Q422	Q322	Q222	Q122	Q421	Q321
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,660	1,618	1,600	1,561	1,393	1,339	1,313	1,303
Net fee, commission and other income	301	343	370	355	331	310	386	335
Total income	1,961	1,961	1,970	1,916	1,724	1,649	1,699	1,638
Operating costs	(1,090)	(1,092)	(1,108)	(1,069)	(1,085)	(998)	(1,202)	(1,041)
UK bank levy	—	—	(26)	—	—	—	(36)	—
Litigation and conduct	5	(2)	(13)	(3)	(16)	(9)	(5)	(10)
Total operating expenses	(1,085)	(1,094)	(1,147)	(1,072)	(1,101)	(1,007)	(1,243)	(1,051)
Other net income/(expenses)	—	—	1	(1)	—	—	(1)	1
Profit before impairment	876	867	824	843	623	642	455	588
Credit impairment (charges)/releases	(95)	(113)	(157)	(81)	—	(48)	59	(137)
Profit before tax	781	754	667	762	623	594	514	451
Attributable profit	534	515	474	549	458	396	420	317

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	206.8	208.2	205.1	205.1	205.9	207.3	208.8	208.6
Total assets	304.8	308.6	313.2	316.8	318.8	317.2	321.2	312.1
Customer deposits at amortised cost	249.8	254.3	258.0	261.0	261.5	260.3	260.6	256.8
Loan: deposit ratio	90%	90%	87%	86%	85%	85%	85%	86%
Risk weighted assets	73.0	74.6	73.1	73.2	72.2	72.7	72.3	73.2

Performance measures
Return on average allocated equity	15.1%	14.8%	13.9%	16.3%	13.5%	11.6%	12.4%	9.4%
Return on average allocated tangible equity	20.9%	20.0%	18.7%	22.1%	18.4%	15.6%	16.8%	12.7%
Average allocated equity	14.2	13.9	13.7	13.5	13.6	13.7	13.6	13.5
Average allocated tangible equity (£bn)	10.2	10.3	10.2	9.9	10.0	10.1	10.0	10.0
Cost: income ratio	55%	56%	58%	56%	64%	61%	73%	64%
Loan loss rate (bps)	17	20	27	14	—	9	(10)	24
Net interest margin	3.22%	3.18%	3.10%	3.01%	2.71%	2.62%	2.49%	2.49%

Barclays PLC	20

Quarterly Results by Business

Analysis of Barclays UK	Q223	Q123	Q422	Q322	Q222	Q122	Q421	Q321
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,244	1,253	1,229	1,212	1,077	1,022	983	990
Barclaycard Consumer UK	237	247	269	283	265	276	352	293
Business Banking	480	461	472	421	382	351	364	355
Total income	1,961	1,961	1,970	1,916	1,724	1,649	1,699	1,638

Analysis of credit impairment (charges)/releases
Personal Banking	(92)	(28)	(120)	(26)	(42)	21	8	(30)
Barclaycard Consumer UK	(35)	(83)	(12)	2	84	(44)	114	(108)
Business Banking	32	(2)	(25)	(57)	(42)	(25)	(63)	1
Total credit impairment (charges)/releases	(95)	(113)	(157)	(81)	—	(48)	59	(137)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	173.3	173.6	169.7	168.7	167.1	166.5	165.4	164.6
Barclaycard Consumer UK	9.3	9.0	9.2	9.0	8.8	8.4	8.7	8.6
Business Banking	24.2	25.6	26.2	27.4	30.0	32.4	34.7	35.4
Total loans and advances to customers at amortised cost	206.8	208.2	205.1	205.1	205.9	207.3	208.8	208.6

Analysis of customer deposits at amortised cost
Personal Banking	191.1	194.3	195.6	197.3	197.0	196.6	196.4	193.3
Barclaycard Consumer UK	—	—	—	—	—	—	—	—
Business Banking	58.7	60.0	62.4	63.7	64.5	63.7	64.2	63.5
Total customer deposits at amortised cost	249.8	254.3	258.0	261.0	261.5	260.3	260.6	256.8

Barclays PLC	21

Quarterly Results by Business

Barclays International
	Q223	Q123	Q422	Q322	Q222	Q122	Q421[1]	Q321[1]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,730	1,354	1,465	1,497	1,029	936	955	749
Net trading income	1,278	2,419	1,169	1,328	2,766	2,446	789	1,515
Net fee, commission and other income	1,432	1,509	1,228	1,240	1,321	1,442	1,766	1,673
Total income	4,440	5,282	3,862	4,065	5,116	4,824	3,510	3,937
Operating costs	(2,747)	(2,956)	(2,543)	(2,776)	(2,537)	(2,505)	(2,160)	(2,310)
UK bank levy	—	—	(133)	—	—	—	(134)	—
Litigation and conduct	(33)	3	(67)	396	(1,319)	(513)	(84)	(100)
Total operating expenses	(2,780)	(2,953)	(2,743)	(2,380)	(3,856)	(3,018)	(2,378)	(2,410)
Other net income	6	3	5	10	5	8	3	15
Profit before impairment	1,666	2,332	1,124	1,695	1,265	1,814	1,135	1,542
Credit impairment (charges)/releases	(275)	(404)	(328)	(295)	(209)	(101)	(23)	18
Profit before tax	1,391	1,928	796	1,400	1,056	1,713	1,112	1,560
Attributable profit	953	1,348	625	1,136	783	1,300	818	1,191

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	126.6	131.0	133.7	137.0	126.7	113.9	106.4	99.9
Loans and advances to banks at amortised cost	9.7	9.8	8.7	11.0	11.3	10.2	8.4	9.4
Debt securities at amortised cost	35.2	30.8	27.2	36.2	29.3	20.7	19.0	16.6
Loans and advances at amortised cost	171.5	171.6	169.6	184.2	167.3	144.8	133.8	125.9
Trading portfolio assets	165.1	137.7	133.8	126.3	126.9	134.1	146.9	144.8
Derivative financial instrument assets	264.9	256.6	301.7	415.7	343.5	288.8	261.5	257.0
Financial assets at fair value through the income statement	232.2	245.0	210.5	244.7	209.3	203.8	188.2	200.5
Cash collateral and settlement balances	123.9	125.5	107.7	163.3	128.5	132.0	88.1	115.9
Other assets	268.8	275.0	258.0	257.2	275.1	255.5	225.6	231.8
Total assets	1,226.4	1,211.4	1,181.3	1,391.4	1,250.6	1,159.0	1,044.1	1,075.9
Deposits at amortised cost	305.0	301.6	287.6	313.2	307.4	286.1	258.8	253.3
Derivative financial instrument liabilities	254.5	246.7	288.9	394.2	321.2	277.2	256.4	252.3
Loan: deposit ratio	56%	57%	59%	59%	54%	51%	52%	50%
Risk weighted assets	254.6	255.1	254.8	269.3	263.8	245.1	230.9	222.7

Performance measures
Return on average allocated equity	10.0%	14.2%	6.3%	11.3%	8.2%	14.4%	9.7%	14.5%
Return on average allocated tangible equity	10.3%	14.5%	6.4%	11.6%	8.4%	14.8%	9.9%	14.9%
Average allocated equity (£bn)	38.0	38.1	39.9	40.1	38.2	36.0	33.8	32.8
Average allocated tangible equity (£bn)	37.1	37.1	38.9	39.1	37.3	35.1	32.9	31.8
Cost: income ratio	63%	56%	71%	59%	75%	63%	68%	61%
Loan loss rate (bps)	63	94	75	62	49	28	7	(6)
Net interest margin[2]	5.85%	5.87%	5.71%	5.58%	4.41%	4.15%	4.14%	4.02%

1The comparative capital and financial metrics relating to Q321 and Q421 have been restated to reflect the impact of the Over-issuance of Securities.
2CIB and Barclays International margins include the lending related investment bank business.

Barclays PLC	22

Quarterly Results by Business

Analysis of Barclays International

Corporate and Investment Bank	Q223	Q123	Q422	Q322	Q222	Q122	Q421[1]	Q321[1]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	856	465	548	606	410	385	432	279
Net trading income	1,353	2,437	1,201	1,344	2,738	2,450	774	1,467
Net fee, commission and other income	953	1,074	827	871	885	1,103	1,426	1,383
Total income	3,162	3,976	2,576	2,821	4,033	3,938	2,632	3,129
Operating costs	(1,984)	(2,202)	(1,796)	(2,043)	(1,870)	(1,921)	(1,562)	(1,747)
UK bank levy	—	—	(126)	—	—	—	(128)	—
Litigation and conduct	(1)	3	(55)	498	(1,314)	(318)	(59)	(99)
Total operating expenses	(1,985)	(2,199)	(1,977)	(1,545)	(3,184)	(2,239)	(1,749)	(1,846)
Other net income	1	—	2	—	—	—	1	—
Profit before impairment	1,178	1,777	601	1,276	849	1,699	884	1,283
Credit impairment releases/(charges)	13	(33)	(41)	(46)	(65)	33	73	128
Profit before tax	1,191	1,744	560	1,230	784	1,732	957	1,411
Attributable profit	798	1,209	454	1,015	579	1,316	695	1,085

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	84.8	89.2	90.5	93.6	86.5	79.5	73.4	68.3
Loans and advances to banks at amortised cost	9.0	9.2	8.1	10.2	10.0	9.4	7.6	8.9
Debt securities at amortised cost	35.1	30.7	27.2	36.2	29.3	20.7	19.0	16.6
Loans and advances at amortised cost	128.9	129.1	125.8	140.0	125.8	109.6	100.0	93.8
Trading portfolio assets	165.0	137.6	133.7	126.1	126.7	134.0	146.7	144.7
Derivative financial instruments assets	264.8	256.5	301.6	415.5	343.4	288.7	261.5	256.9
Financial assets at fair value through the income statement	232.1	244.9	210.5	244.6	209.2	203.8	188.1	200.4
Cash collateral and settlement balances	122.5	124.7	106.9	162.6	127.7	131.2	87.2	115.1
Other assets	224.6	230.3	222.6	220.6	237.2	222.5	195.8	200.4
Total assets	1,137.9	1,123.1	1,101.1	1,309.4	1,170.0	1,089.8	979.3	1,011.3
Deposits at amortised cost	225.5	221.0	205.8	229.5	229.5	214.7	189.4	185.8
Derivative financial instrument liabilities	254.5	246.7	288.9	394.2	321.2	277.1	256.4	252.2
Risk weighted assets	216.5	216.8	215.9	230.6	227.6	213.5	200.7	192.5

Performance measures
Return on average allocated equity	10.0%	15.2%	5.4%	11.9%	7.1%	17.1%	9.7%	15.6%
Return on average allocated tangible equity	10.0%	15.2%	5.4%	11.9%	7.1%	17.1%	9.7%	15.6%
Average allocated equity (£bn)	31.8	31.8	33.7	34.0	32.7	30.8	28.7	27.8
Average allocated tangible equity (£bn)	31.8	31.8	33.7	34.0	32.7	30.8	28.7	27.8
Cost: income ratio	63%	55%	77%	55%	79%	57%	66%	59%
Loan loss rate (bps)	(4)	10	13	13	20	(12)	(29)	(54)
Net interest margin[2]	3.98%	3.95%	3.73%	3.56%	2.88%	2.52%	2.67%

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,186	1,788	976	1,546	1,529	1,644	546	803
Equities	563	704	440	246	1,411	1,052	501	757
Global Markets	1,749	2,492	1,416	1,792	2,940	2,696	1,047	1,560
Advisory	130	212	197	150	236	185	287	253
Equity capital markets	69	50	40	42	37	47	158	186
Debt capital markets	273	341	243	341	281	416	511	532
Investment Banking fees	472	603	480	533	554	648	956	971
Corporate lending	168	95	(128)	(181)	(47)	125	176	168
Transaction banking	773	786	808	677	586	469	453	430
Corporate	941	881	680	496	539	594	629	598
Total income	3,162	3,976	2,576	2,821	4,033	3,938	2,632	3,129
1The comparative capital and financial metrics relating to Q321 and Q421 have been restated to reflect the impact of the Over-issuance of Securities.
2CIB and Barclays International margins include the lending related investment bank business.

Barclays PLC	23

Quarterly Results by Business

Analysis of Barclays International

Consumer, Cards and Payments	Q223	Q123	Q422	Q322	Q222	Q122	Q421	Q321
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	874	889	918	891	619	551	522	471
Net fee, commission, trading and other income	404	417	368	353	464	335	356	337
Total income	1,278	1,306	1,286	1,244	1,083	886	878	808
Operating costs	(763)	(754)	(747)	(733)	(667)	(584)	(598)	(563)
UK bank levy	—	—	(7)	—	—	—	(6)	—
Litigation and conduct	(32)	—	(12)	(102)	(5)	(195)	(25)	(1)
Total operating expenses	(795)	(754)	(766)	(835)	(672)	(779)	(629)	(564)
Other net income	5	3	3	10	5	8	2	15
Profit before impairment	488	555	523	419	416	115	251	259
Credit impairment charges	(288)	(371)	(287)	(249)	(144)	(134)	(96)	(110)
Profit/(loss) before tax	200	184	236	170	272	(19)	155	149
Attributable profit/(loss)	155	139	171	121	204	(16)	123	106

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	41.7	41.8	43.2	43.4	40.2	34.4	33.0	31.6
Total assets	88.5	88.3	80.2	82.0	80.6	69.2	64.8	64.6
Deposits at amortised cost	79.5	80.6	81.8	83.7	77.9	71.4	69.4	67.5
Risk weighted assets	38.1	38.2	38.9	38.7	36.2	31.6	30.2	30.2

Performance measures
Return on average allocated equity	10.1%	8.9%	11.0%	7.9%	14.8%	(1.2)%	9.7%	8.6%
Return on average allocated tangible equity	11.8%	10.5%	13.0%	9.5%	17.8%	(1.5)%	11.7%	10.5%
Average allocated equity (£bn)	6.2	6.3	6.2	6.1	5.5	5.2	5.1	4.9
Average allocated tangible equity (£bn)	5.3	5.3	5.2	5.1	4.6	4.3	4.2	4.0
Cost: income ratio	62%	58%	60%	67%	62%	88%	72%	70%
Loan loss rate (bps)	255	332	245	211	132	145	105	127
Net interest margin	8.25%	8.42%	8.40%	8.41%	6.68%	6.56%	6.29%

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
International Cards and Consumer Bank	835	900	860	824	691	538	552	490
Private Bank	295	258	285	270	245	214	200	188
Payments	148	148	141	150	147	134	126	130
Total income	1,278	1,306	1,286	1,244	1,083	886	878	808

Barclays PLC	24

Quarterly Results by Business

Head Office
	Q223	Q123	Q422	Q322	Q222	Q122	Q421	Q321
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(120)	81	(324)	10	—	66	(38)	(112)
Net fee, commission and other income	4	(87)	293	(40)	(132)	(43)	(11)	2
Total income	(116)	(6)	(31)	(30)	(132)	23	(49)	(110)
Operating costs	(82)	(63)	(97)	(94)	(60)	(85)	(152)	(95)
UK bank levy	—	—	(17)	—	—	—	—	—
Litigation and conduct	(5)	—	1	(54)	1	(1)	(3)	(19)
Total operating expenses	(87)	(63)	(113)	(148)	(59)	(86)	(155)	(114)
Other net (expenses)/income	(3)	(8)	4	(10)	2	(18)	11	78
Loss before impairment	(206)	(77)	(140)	(188)	(189)	(81)	(193)	(146)
Credit impairment (charges)/releases	(2)	(7)	(13)	(5)	9	8	(5)	(1)
Loss before tax	(208)	(84)	(153)	(193)	(180)	(73)	(198)	(147)
Attributable loss	(159)	(80)	(63)	(173)	(170)	(292)	(159)	(134)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	18.5	19.1	19.2	18.7	19.8	19.9	19.0	18.5
Risk weighted assets[1]	9.3	8.8	8.6	8.2	8.6	11.0	11.0	11.8

Performance measures[1]
Average allocated equity (£bn)	3.2	3.9	1.3	3.2	5.3	7.2	8.8	10.2
Average allocated tangible equity (£bn)	(0.6)	0.2	(2.4)	(0.4)	1.7	3.6	5.1	6.5

1The comparative capital and financial metrics relating to Q321 and Q421 have been restated to reflect the impact of the Over-issuance of Securities.

Barclays PLC	25

Performance Management

Margins and balances
	Half year ended 30.06.23			Half year ended 30.06.22
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	3,278	206,653	3.20	2,732	206,524	2.67
Corporate and Investment Bank[1]	1,091	55,504	3.96	713	52,991	2.71
Consumer, Cards and Payments	1,763	42,673	8.33	1,170	35,616	6.63
Barclays International[1]	2,854	98,177	5.86	1,883	88,607	4.29
Total Barclays UK and Barclays International	6,132	304,830	4.06	4,615	295,131	3.15
Other[2]	191			148
Total Barclays Group	6,323			4,763
1CIB and Barclays International margins include the lending related investment bank business.
2Other includes Head Office and the non-lending related investment bank businesses not included in Barclays International margins.
The Barclays UK and Barclays International NIM has increased 91bps from 3.15% in H122 to 4.06% in H123, driven by the higher interest rate environment and continued structural hedge income momentum across the Group as well as higher balances in CC&P including the Gap portfolio acquisition, partially offset by product dynamics in deposits and mortgages.
The Group’s combined product and equity structural hedge notional amount at June 2023 was £256bn (December 2022: £263bn), with an average duration of close to 2.5 years (2022: average duration close to 3 years). Gross structural hedge contributions of £1,639m (H122: £879m) and net structural hedge contributions of £(3,701)m (H122: £83m) are included in Group net interest income. Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Quarterly analysis for Barclays UK and Barclays International

	Q223	Q123	Q422	Q322	Q222
Net interest income	£m	£m	£m	£m	£m
Barclays UK	1,660	1,618	1,600	1,561	1,393
Corporate and Investment Bank[1]	540	551	556	529	397
Consumer, Cards and Payments	874	889	918	891	619
Barclays International[1]	1,414	1,440	1,474	1,420	1,016
Total Barclays UK and Barclays International	3,074	3,058	3,074	2,981	2,409

Average customer assets	£m	£m	£m	£m	£m
Barclays UK	207,073	206,241	204,941	205,881	205,834
Corporate and Investment Bank[1]	54,417	56,612	59,146	58,891	55,181
Consumer, Cards and Payments	42,503	42,840	43,319	42,019	37,190
Barclays International[1]	96,920	99,452	102,465	100,910	92,371
Total Barclays UK and Barclays International	303,993	305,693	307,406	306,791	298,205

Net interest margin	%	%	%	%	%
Barclays UK	3.22	3.18	3.10	3.01	2.71
Corporate and Investment Bank[1]	3.98	3.95	3.73	3.56	2.88
Consumer, Cards and Payments	8.25	8.42	8.40	8.41	6.68
Barclays International[1]	5.85	5.87	5.71	5.58	4.41
Total Barclays UK and Barclays International	4.06	4.06	3.97	3.85	3.24
1CIB and Barclays International margins include the lending related investment bank business.

Barclays PLC	26

Risk Management

Risk management and principal risks
The roles and responsibilities of the business groups, Risk and Compliance in the management of risk in the Group are defined in the Enterprise Risk Management Framework. The purpose of the framework is to identify the principal risks of the Group, the process by which the Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking.
The framework identifies nine principal risks: credit risk, market risk, treasury and capital risk, climate risk, operational risk, model risk, compliance risk, reputation risk and legal risk. Further detail on the Group’s principal risks and previously identified material existing and emerging risks and how such risks are managed is available in the Barclays PLC Annual Report 2022 (pages 266 to 295), which can be accessed at home.barclays/annualreport. Other than the changes set out in the paragraph below, there have been no significant changes to these principal risks or previously identified material existing and emerging risks in the period.
In Q223, the 'conduct risk' principal risk was expanded to include “Laws, Rules and Regulations (LRR) Risk” and consequently renamed 'compliance risk’. Reflecting this, the definition of compliance risk is: 'The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the firm’s products and services (also known as 'Conduct Risk') and the risk to Barclays, its clients, customers or markets from a failure to comply with the laws, rules and regulations applicable to the firm (also known as Laws, Rules and Regulations Risk 'LRR Risk').' The definition of the 'legal risk' principal risk was updated to: 'The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet applicable laws, rules and regulations or contractual requirements or to assert or defend its intellectual property rights.' The revised framework has been in force from June 2023.
The following section gives an overview of credit risk, market risk, and treasury and capital risk for the period.

Barclays PLC	27

Credit Risk
Loans and advances at amortised cost by stage
Total loans and advances at amortised cost in the credit risk performance section includes Loans and advances at amortised cost to banks, Loans and advances at amortised cost to customers and Debt securities at amortised cost.
The table below presents a stage allocation and business segment analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio as at 30 June 2023. Also included are stage allocation of off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage as at 30 June 2023.
Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For wholesale portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.06.23	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	164,741	23,408	2,390	190,539	324	669	507	1,500	189,039
Barclays International	32,431	4,645	1,954	39,030	365	1,211	1,144	2,720	36,310
Head Office	3,181	281	558	4,020	3	23	315	341	3,679
Total Barclays Group retail	200,353	28,334	4,902	233,589	692	1,903	1,966	4,561	229,028
Barclays UK	33,997	2,383	761	37,141	72	74	94	240	36,901
Barclays International	121,655	13,259	1,007	135,921	190	270	292	752	135,169
Head Office	307	—	17	324	—	—	17	17	307
Total Barclays Group wholesale	155,959	15,642	1,785	173,386	262	344	403	1,009	172,377
Total loans and advances at amortised cost	356,312	43,976	6,687	406,975	954	2,247	2,369	5,570	401,405
Off-balance sheet loan commitments and financial guarantee contracts[1]	364,839	28,637	1,262	394,738	200	308	41	549	394,189
Total[2]	721,151	72,613	7,949	801,713	1,154	2,555	2,410	6,119	795,594

	As at 30.06.23				Half year ended 30.06.23
	Coverage ratio				Loan impairment charge/(release) and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge/(release)		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.2	2.9	21.2	0.8		225		24
Barclays International	1.1	26.1	58.5	7.0		665		344
Head Office	0.1	8.2	56.5	8.5		9		45
Total Barclays Group retail	0.3	6.7	40.1	2.0		899		78
Barclays UK	0.2	3.1	12.4	0.6		(47)
Barclays International	0.2	2.0	29.0	0.6		58		9
Head Office	—	—	100.0	5.2		—
Total Barclays Group wholesale	0.2	2.2	22.6	0.6		11		1
Total loans and advances at amortised cost	0.3	5.1	35.4	1.4		910		45
Off-balance sheet loan commitments and financial guarantee contracts[1]	0.1	1.1	3.2	0.1		(25)
Other financial assets subject to impairment[2]						11
Total[3]	0.2	3.5	30.3	0.8		896

1Excludes loan commitments and financial guarantees of £12.3bn carried at fair value.
2Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £198.2bn and impairment allowance of £165m. This comprises £18m ECL on £196.8bn Stage 1 assets, £12m on £1.3bn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £135m on £145m Stage 3 other assets.
3The annualised loan loss rate is 44bps after applying the total impairment charge of £896m.

Barclays PLC	28

Credit Risk

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.22	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	160,424	24,837	2,711	187,972	232	718	485	1,435	186,537
Barclays International	33,735	4,399	1,793	39,927	392	1,200	949	2,541	37,386
Head Office	3,644	252	661	4,557	3	24	359	386	4,171
Total Barclays Group retail	197,803	29,488	5,165	232,456	627	1,942	1,793	4,362	228,094
Barclays UK	34,858	2,954	805	38,617	129	109	96	334	38,283
Barclays International	117,692	14,298	1,098	133,088	301	265	312	878	132,210
Head Office	192	—	18	210	—	—	18	18	192
Total Barclays Group wholesale	152,742	17,252	1,921	171,915	430	374	426	1,230	170,685
Total loans and advances at amortised cost	350,545	46,740	7,086	404,371	1,057	2,316	2,219	5,592	398,779
Off-balance sheet loan commitments and financial guarantee contracts[1]	372,945	30,694	1,180	404,819	245	315	23	583	404,236
Total[2]	723,490	77,434	8,266	809,190	1,302	2,631	2,242	6,175	803,015

	As at 31.12.22				Year ended 31.12.22
	Coverage ratio				Loan impairment charge/(release) and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge/(release)		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.1	2.9	17.9	0.8		169		9
Barclays International	1.2	27.3	52.9	6.4		763		191
Head Office	0.1	9.5	54.3	8.5		—
Total Barclays Group retail	0.3	6.6	34.7	1.9		932		40
Barclays UK	0.4	3.7	11.9	0.9		106		27
Barclays International	0.3	1.9	28.4	0.7		127		10
Head Office	—	—	100.0	8.6		—
Total Barclays Group wholesale	0.3	2.2	22.2	0.7		233		14
Total loans and advances at amortised cost	0.3	5.0	31.3	1.4		1,165		29
Off-balance sheet loan commitments and financial guarantee contracts[1]	0.1	1.0	1.9	0.1		18
Other financial assets subject to impairment[2]						37
Total[3]	0.2	3.4	27.1	0.8		1,220

1Excludes loan commitments and financial guarantees of £14.9bn carried at fair value.
2Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £180.1bn and impairment allowance of £163m. This comprises £10m ECL on £178.4bn Stage 1 assets, £9m on £1.5bn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £144m on £149m Stage 3 other assets.
3The annualised loan loss rate is 30bps after applying the total impairment charge of £1,220m.

Barclays PLC	29

Credit Risk
Taskforce on Disclosures about Expected Credit Losses (DECL)
The latest DECL III Taskforce recommendation for the minimum product groupings has been adopted in the credit risk performance section for this period and the prior period comparatives have been aligned accordingly. The Group intends to adopt further enhancements such as geographical breakdown and other recommendations in future periods.

Loans and advances at amortised cost by product
The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 30.06.23	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	155,521	15,114	1,841	848	17,803	2,108	175,432
Retail credit cards	29,351	5,676	356	266	6,298	1,455	37,104
Retail other	10,677	1,252	92	286	1,630	520	12,827
Corporate loans	106,387	14,074	133	209	14,416	2,602	123,405
Debt securities and other[1]	54,376	3,829	—	—	3,829	2	58,207
Total	356,312	39,945	2,422	1,609	43,976	6,687	406,975

Impairment allowance
Retail mortgages	41	67	21	16	104	409	554
Retail credit cards	474	1,235	164	152	1,551	1,125	3,150
Retail other	81	122	22	27	171	246	498
Corporate loans	335	367	12	8	387	589	1,311
Debt securities and other[1]	23	34	—	—	34	—	57
Total	954	1,825	219	203	2,247	2,369	5,570

Net exposure
Retail mortgages	155,480	15,047	1,820	832	17,699	1,699	174,878
Retail credit cards	28,877	4,441	192	114	4,747	330	33,954
Retail other	10,596	1,130	70	259	1,459	274	12,329
Corporate loans	106,052	13,707	121	201	14,029	2,013	122,094
Debt securities and other[1]	54,353	3,795	—	—	3,795	2	58,150
Total	355,358	38,120	2,203	1,406	41,729	4,318	401,405

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	—	0.4	1.1	1.9	0.6	19.4	0.3
Retail credit cards	1.6	21.8	46.1	57.1	24.6	77.3	8.5
Retail other	0.8	9.7	23.9	9.4	10.5	47.3	3.9
Corporate loans	0.3	2.6	9.0	3.8	2.7	22.6	1.1
Debt securities and other[1]	—	0.9	—	—	0.9	—	0.1
Total	0.3	4.6	9.0	12.6	5.1	35.4	1.4
1Predominantly includes debt securities within Treasury and CIB, these have a total gross exposure of £53.2bn and an impairment allowance of £57m. Also includes loans and advances of £4.5bn within Treasury and £0.5bn within Head Office, which have an impairment allowance of £nil.

Barclays PLC	30

Credit Risk

		Stage 2
As at 31.12.22	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	153,672	15,990	1,684	526	18,200	2,414	174,286
Retail credit cards	29,788	5,731	284	434	6,449	1,380	37,617
Retail other	13,470	1,232	104	132	1,468	720	15,658
Corporate loans	107,309	16,560	159	107	16,826	2,567	126,702
Debt securities and other[1]	46,306	3,797	—	—	3,797	5	50,108
Total	350,545	43,310	2,231	1,199	46,740	7,086	404,371

Impairment allowance
Retail mortgages	29	53	11	9	73	414	516
Retail credit cards	458	1,334	100	186	1,620	955	3,033
Retail other	100	118	22	26	166	308	574
Corporate loans	461	401	13	10	424	542	1,427
Debt securities and other[1]	9	33	—	—	33	—	42
Total	1,057	1,939	146	231	2,316	2,219	5,592

Net exposure
Retail mortgages	153,643	15,937	1,673	517	18,127	2,000	173,770
Retail credit cards	29,330	4,397	184	248	4,829	425	34,584
Retail other	13,370	1,114	82	106	1,302	412	15,084
Corporate loans	106,848	16,159	146	97	16,402	2,025	125,275
Debt securities and other[1]	46,297	3,764	—	—	3,764	5	50,066
Total	349,488	41,371	2,085	968	44,424	4,867	398,779

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	—	0.3	0.7	1.7	0.4	17.1	0.3
Retail credit cards	1.5	23.3	35.2	42.9	25.1	69.2	8.1
Retail other	0.7	9.6	21.2	19.7	11.3	42.8	3.7
Corporate loans	0.4	2.4	8.2	9.3	2.5	21.1	1.1
Debt securities and other[1]	—	0.9	—	—	0.9	—	0.1
Total	0.3	4.5	6.5	19.3	5.0	31.3	1.4
1Predominantly includes debt securities within Treasury and CIB, these have a total gross exposure of £45.5bn and an impairment allowance of £42m. Also includes loans and advances of £4.1bn within Treasury and £0.5bn within Head Office, which have an impairment allowance of £nil.

Barclays PLC	31

Credit Risk
Loans and advances at amortised cost by selected sectors
The table below presents a breakdown of drawn exposure and impairment allowance for loans and advances at amortised cost with stage allocation for selected industry sectors within the corporate loan portfolio. As the nature of macroeconomic uncertainties have evolved, including to higher interest rates and continuing inflationary stress, so has the appraisal of selected sectors under management focus.

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.06.23	£m	£m	£m	£m	£m	£m	£m	£m
Autos	911	182	41	1,134	3	4	7	14
Consumer manufacture	4,046	1,351	231	5,628	20	37	49	106
Discretionary retail and wholesale	4,432	1,394	174	6,000	29	30	37	96
Hospitality and leisure	3,654	1,349	324	5,327	23	24	59	106
Passenger travel	733	194	39	966	6	7	13	26
Real estate	13,637	2,423	495	16,555	53	46	116	215
Steel and aluminium manufacturers	453	154	28	635	4	2	19	25
Total	27,866	7,047	1,332	36,245	138	150	300	588
Total of corporate exposures (%)	26%	49%	51%	29%	41%	39%	51%	45%

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.22	£m	£m	£m	£m	£m	£m	£m	£m
Autos	881	194	31	1,106	6	5	6	17
Consumer manufacture	3,845	1,729	199	5,773	45	41	46	132
Discretionary retail and wholesale	5,143	1,711	249	7,103	41	37	51	129
Hospitality and leisure	3,902	1,316	429	5,647	40	31	70	141
Passenger travel	744	267	51	1,062	9	7	13	29
Real estate	13,042	3,049	499	16,590	91	66	123	280
Steel and aluminium manufacturers	486	85	18	589	7	1	8	16
Total	28,043	8,351	1,476	37,870	239	188	317	744
Total of corporate exposures (%)	26%	50%	57%	30%	52%	44%	58%	52%
Gross loans and advances to selected sectors have decreased through the year, as has the coverage ratio at June 2023: 1.6% (December 2022: 2.0%) primarily driven by non-default coverage reducing from 1.2% at December 2022 to 0.8% at June 2023. The lower impairment provisioning is primarily driven by the retirement of the customer uncertainty PMA following rebuild of certain CIB models, which better capture the macroeconomic outlook; and a granular assessment of the portfolio, which is subject to increased monitoring under Barclays Risk Management framework. The portfolio also benefits from an external hedge protection program that enables effective risk management against credit losses.
An additional £72m (December 2022: £115m) impairment allowance has been provisioned against undrawn commitments not included in the table above.

Barclays PLC	32

Credit Risk
Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees
The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. An explanation of the methodology used to determine credit impairment provisions is included in the Barclays PLC Annual Report 2022.
Transfers between stages in the tables have been reflected as if they had taken place at the beginning of the year. 'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes' includes additional drawdowns and partial repayments from existing facilities. Additionally, the below tables do not include other financial assets subject to impairment such as cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets.
The movements are measured over a 6-month period.
Loans and advances at amortised cost

	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail mortgages	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2023	153,672	29	18,200	73	2,414	414	174,286	516
Transfers from Stage 1 to Stage 2	(5,762)	(1)	5,762	1	—	—	—	—
Transfers from Stage 2 to Stage 1	5,086	15	(5,086)	(15)	—	—	—	—
Transfers to Stage 3	(145)	—	(141)	(9)	286	9	—	—
Transfers from Stage 3	18	1	80	1	(98)	(2)	—	—
Business activity in the period[1]	14,681	9	361	3	6	5	15,048	17
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(6,695)	(11)	(589)	53	(300)	(2)	(7,584)	40
Final repayments	(5,334)	(1)	(784)	(3)	(190)	(5)	(6,308)	(9)
Disposals	—	—	—	—	—	—	—	—
Write-offs	—	—	—	—	(10)	(10)	(10)	(10)
As at 30 June 2023	155,521	41	17,803	104	2,108	409	175,432	554

Retail credit cards
As at 1 January 2023	29,788	458	6,449	1,620	1,380	955	37,617	3,033
Transfers from Stage 1 to Stage 2	(2,037)	(57)	2,037	57	—	—	—	—
Transfers from Stage 2 to Stage 1	1,789	429	(1,789)	(429)	—	—	—	—
Transfers to Stage 3	(239)	(13)	(531)	(255)	770	268	—	—
Transfers from Stage 3	12	7	6	3	(18)	(10)	—	—
Business activity in the period	1,290	25	97	25	2	1	1,389	51
Refinements to models used for calculation[2]	—	—	—	—	—	(20)	—	(20)
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(1,128)	(360)	67	571	(152)	424	(1,213)	635
Final repayments	(124)	(15)	(38)	(41)	(12)	(13)	(174)	(69)
Disposals[3]	—	—	—	—	(91)	(56)	(91)	(56)
Write-offs	—	—	—	—	(424)	(424)	(424)	(424)
As at 30 June 2023	29,351	474	6,298	1,551	1,455	1,125	37,104	3,150
.
1Business activity in the period reported within Retail mortgages includes an acquisition of Kensington Mortgage Company in UK Mortgages of £2.4bn.
2Refinements to models used for calculation reported within Retail credit cards include a £20m movement in US cards. These reflect model enhancements made during the year. Barclays continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent across the businesses.
3The £91m disposals reported within Retail credit cards relates to debt sales undertaken during the year.

Barclays PLC	33

Credit Risk

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail other	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2023	13,470	100	1,468	166	720	308	15,658	574
Transfers from Stage 1 to Stage 2	(890)	(12)	890	12	—	—	—	—
Transfers from Stage 2 to Stage 1	392	30	(392)	(30)	—	—	—	—
Transfers to Stage 3	(86)	(3)	(107)	(35)	193	38	—	—
Transfers from Stage 3	10	2	11	4	(21)	(6)	—	—
Business activity in the period	2,481	16	53	8	9	5	2,543	29
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(3,350)	(47)	(187)	50	(151)	27	(3,688)	30
Final repayments	(1,350)	(5)	(106)	(4)	(75)	(17)	(1,531)	(26)
Disposals[1]	—	—	—	—	(98)	(52)	(98)	(52)
Write-offs	—	—	—	—	(57)	(57)	(57)	(57)
As at 30 June 2023	10,677	81	1,630	171	520	246	12,827	498

Corporate loans
As at 1 January 2023	107,309	461	16,826	424	2,567	542	126,702	1,427
Transfers from Stage 1 to Stage 2	(5,875)	(31)	5,875	31	—	—	—	—
Transfers from Stage 2 to Stage 1	6,102	99	(6,102)	(99)	—	—	—	—
Transfers to Stage 3	(370)	(3)	(584)	(22)	954	25	—	—
Transfers from Stage 3	109	8	195	12	(304)	(20)	—	—
Business activity in the period	11,281	24	355	14	123	17	11,759	55
Refinements to models used for calculation[2]	—	(49)	—	142	—	—	—	93
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes[3]	1,521	(105)	(1,422)	(93)	(379)	225	(280)	27
Final repayments	(13,690)	(69)	(727)	(22)	(157)	(13)	(14,574)	(104)
Disposals[1]	—	—	—	—	(110)	(95)	(110)	(95)
Write-offs	—	—	—	—	(92)	(92)	(92)	(92)
As at 30 June 2023	106,387	335	14,416	387	2,602	589	123,405	1,311

1The £98m disposals reported within Retail other includes £64m part sale of Wealth portfolio in Italy and £34m relates to debt sales undertaken during the year. The £110m disposals reported within Corporate loans relates to debt sales undertaken during the year.
2Refinements to models used for calculation reported within Corporate loans include a £93m movement in Corporate and Investment Bank. These reflect model enhancements made during the year. Barclays continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent across the businesses.
3'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes' reported within Corporate loans also include assets of £0.5bn de-recognised due to payment received on defaulted loans from government guarantees issued under government’s Bounce Back Loan Scheme.

Barclays PLC	34

Credit Risk

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Debt securities and other	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2023	46,306	9	3,797	33	5	—	50,108	42
Transfers from Stage 1 to Stage 2	(260)	—	260	—	—	—	—	—
Transfers from Stage 2 to Stage 1	118	2	(118)	(2)	—	—	—	—
Transfers to Stage 3	—	—	—	—	—	—	—	—
Transfers from Stage 3	—	—	—	—	—	—	—	—
Business activity in the period	15,435	3	140	2	2	—	15,577	5
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(2,087)	9	(82)	3	—	—	(2,169)	12
Final repayments	(5,136)	—	(168)	(2)	(5)	—	(5,309)	(2)
Disposals	—	—	—	—	—	—	—	—
Write-offs	—	—	—	—	—	—	—	—
As at 30 June 2023	54,376	23	3,829	34	2	—	58,207	57

Reconciliation of ECL movement to impairment charge/(release) for the period
	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
Retail mortgages	12	31	5	48
Retail credit cards	16	(69)	650	597
Retail other	(19)	5	47	33
Corporate loans	(126)	(37)	234	71
Debt securities and other	14	1	—	15
ECL movement excluding assets derecognised due to disposals and write-offs[1]	(103)	(69)	936	764
ECL movement on loan commitments and other financial guarantees	(45)	(7)	18	(34)
ECL movement on other financial assets	8	3	(9)	2
Recoveries and reimbursements[2]	62	(29)	(51)	(18)
Total exchange and other adjustments				182
Total income statement charge for the period				896

1    In H123, gross write-offs amounted to £583m (H122: £768m). Post write-off recoveries amounted to £21m (H122: £36m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £562m (H122: £732m).
2Recoveries and reimbursements includes a net reduction of £3m (H122 gain: £11m) in amounts expected to be received under the arrangement where Group has entered into financial guarantee contracts which provide credit protection over certain loan assets with third parties; cash recoveries of previously written off amounts is £21m (H122: £36m).

Barclays PLC	35

Credit Risk

Loan commitments and financial guarantees
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail mortgages	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2023	11,714	—	450	—	6	—	12,170	—
Net transfers between stages	(22)	—	20	—	2	—	—	—
Business activity in the period	6,019	—	—	—	—	—	6,019	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(7,423)	—	18	—	(4)	—	(7,409)	—
Limit management and final repayments	(190)	—	(21)	—	—	—	(211)	—
As at 30 June 2023	10,098	—	467	—	4	—	10,569	—

Retail credit cards
As at 1 January 2023	144,957	50	5,435	83	228	—	150,620	133
Net transfers between stages	(358)	36	293	(36)	65	—	—	—
Business activity in the period	10,136	7	107	6	1	—	10,244	13
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(6,446)	(34)	(646)	76	(36)	—	(7,128)	42
Limit management and final repayments	(7,696)	(5)	(331)	(20)	(37)	—	(8,064)	(25)
As at 30 June 2023	140,593	54	4,858	109	221	—	145,672	163

Retail other
As at 1 January 2023	10,427	5	520	—	80	—	11,027	5
Net transfers between stages	(92)	—	67	—	25	—	—	—
Business activity in the period	655	—	2	—	2	—	659	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(1,209)	3	(44)	—	(48)	—	(1,301)	3
Limit management and final repayments	(420)	—	(10)	—	—	—	(430)	—
As at 30 June 2023	9,361	8	535	—	59	—	9,955	8

Corporate loans
As at 1 January 2023	205,684	190	24,289	232	866	23	230,839	445
Net transfers between stages	747	18	(898)	(19)	151	1	—	—
Business activity in the period	22,771	7	544	8	1	—	23,316	15
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	1,977	(26)	594	(3)	184	19	2,755	(10)
Limit management and final repayments	(26,568)	(51)	(1,752)	(19)	(224)	(2)	(28,544)	(72)
As at 30 June 2023	204,611	138	22,777	199	978	41	228,366	378

Debt securities and other
As at 1 January 2023	163	—	—	—	—	—	163	—
Net transfers between stages	—	—	—	—	—	—	—	—
Business activity in the period	14	—	—	—	—	—	14	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(1)	—	—	—	—	—	(1)	—
Limit management and final repayments	—	—	—	—	—	—	—	—
As at 30 June 2023	176	—	—	—	—	—	176	—

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Credit Risk
Management adjustments to models for impairment
Management adjustments to impairment models are applied in order to factor in certain conditions or changes in policy that are not fully incorporated into the impairment models, or to reflect additional facts and circumstances at the period end. Management adjustments are reviewed and incorporated into future model development where applicable.
Management adjustments are captured through “Economic uncertainty” and “Other” adjustments, and are presented by product below:

Management adjustments to models for impairment allowance presented by product1

	Impairment allowance pre management adjustments[2]	Economic uncertainty adjustments	Other adjustments	Management adjustments	Total impairment allowance[3]	Proportion of Management adjustments to total impairment allowance
		(a)	(b)	(a+b)
As at 30 June 2023	£m	£m	£m	£m	£m	%
Retail mortgages	416	22	116	138	554	24.9
Retail credit cards	3,122	143	48	191	3,313	5.8
Retail other	453	8	45	53	506	10.5
Corporate loans	1,441	98	150	248	1,689	14.7
Debt securities and other	57	—	—	—	57	—
Total	5,489	271	359	630	6,119	10.3

As at 31 December 2022	£m	£m	£m	£m	£m	%
Retail mortgages	427	4	85	89	516	17.2
Retail credit cards	2,986	93	87	180	3,166	5.7
Retail other	455	25	99	124	579	21.4
Corporate loans	1,740	195	(63)	132	1,872	7.1
Debt securities and other	42	—	—	—	42	—
Total	5,650	317	208	525	6,175	8.5

Economic uncertainty adjustments presented by stage

	Stage 1	Stage 2	Stage 3	Total
As at 30 June 2023	£m	£m	£m	£m
Retail mortgages	5	14	3	22
Retail credit cards	27	116	—	143
Retail other	3	5	—	8
Corporate loans	77	14	7	98
Debt securities and other	—	—	—	—
Total	112	149	10	271

As at 31 December 2022	£m	£m	£m	£m
Retail mortgages	1	3	—	4
Retail credit cards	17	76	—	93
Retail other	7	17	1	25
Corporate loans	181	14	—	195
Debt securities and other	—	—	—	—
Total	206	110	1	317
1Positive values reflect an increase in impairment allowance and negative values reflect a reduction in the impairment allowance.
2Includes £4.7bn (FY22: £4.8bn) of modelled ECL, £0.4bn (FY22: £0.4bn) of individually assessed impairments and £0.4bn (FY22: £0.5bn) ECL from non-modelled exposures.
3Total impairment allowance consists of ECL stock on drawn and undrawn exposure.

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Credit Risk
Economic uncertainty adjustments
Models have been developed with data from non-inflationary periods establishing a relationship between input variables and customer delinquency based on past behaviour. Additionally, models are trying to interpret significant rates of change in macroeconomic variables and applying these to stable probability of default (PD) levels. As such there is a risk that the modelled output fails to capture the appropriate response to changes in macroeconomic variables including higher interest rates and continuing inflationary stress with modelled impairment provisions impacted by uncertainty.
This uncertainty continues to be captured in two ways. Firstly, customer uncertainty: the identification of customers and clients who may be more vulnerable to economic instability; and secondly, model uncertainty: to capture the impact from model limitations and sensitivities to specific macroeconomic parameters which are applied at a portfolio level.
Economic uncertainty adjustments have decreased from last year, informed by retirement of all legacy Corporate and Investment Bank (CIB) adjustments following the rebuild of certain CIB models in order to better capture the macroeconomic outlook. Furthermore, adjustments have been re-sized to capture affordability headwinds in UK retail lending considered not adequately captured in modelled outcomes.
The balance as at H123 is £271m (FY22: £317m) and includes:
Customer and client uncertainty provisions of £221m (FY22: £423m) includes:
•Retail mortgages: £22m (FY22: £4m) includes an adjustment applied to customers considered most vulnerable to affordability pressures. The increase is primarily driven by an adjustment introduced to reflect the risk of borrowers refinancing onto higher rates in the medium term.
•Retail credit cards: £93m (FY22: £93m) and Retail other: £8m (FY22: £25m) includes an adjustment applied to customers considered most vulnerable to affordability pressures. This adjustment is predominantly held in Stage 2 in line with customer risk profiles. Reduction within Retail other is primarily driven by re-scoping for customers remaining resilient to affordability headwinds.
•Corporate loans: £98m (FY22: £301m) includes an adjustment of £86m to reflect possible cross default risk on Barclays’ lending in respect of clients who have taken bounce back loans and £12m for SME exposures considered most at risk from inflationary concerns, supply chain constraints and consumer demand headwinds.
The reduction of £(203)m is primarily informed by retirement of adjustment for high risk sectors following a granular credit risk assessment for qualifying exposures, and re-build of certain CIB models which more appropriately capture downside risk.
Model uncertainty provisions of £50m (FY22: £(106)m) includes:
•Retail credit cards: £50m (FY22: £nil) includes an adjustment to reflect recent changes to certain macroeconomic variables to more appropriately capture the provision impact.
•Previously held adjustment of £(106)m within Corporate loans to correct for model oversensitivity has been retired following the re-build of certain CIB models which more appropriately capture the macroeconomic outlook.
Other adjustments
Other adjustments are operational in nature and are expected to remain in place until they can be reflected in the underlying models. These adjustments result from data limitations and model performance related issues identified through model monitoring and other established governance processes.
Other adjustments of £359m (FY22: £208m) includes:
•Retail mortgages: £116m (FY22: £85m) primarily include adjustments informed by model monitoring and an adjustment for the definition of default under the Capital Requirements Regulation. The increase is predominantly driven by resizing of model monitoring adjustments.
•Retail credit cards: £48m (FY22: £87m) primarily includes an adjustment in the UK for the definition of default under the Capital Requirements Regulation, and an adjustment in the US to the qualitative measures for high-risk account management (HRAM) accounts; partially offset by model monitoring adjustments.
The reduction is primarily driven by an adjustment made during the year in the US to limit ECL sensitivity to certain macroeconomic variables partially offset by an adjustment in the UK for recalibration of Loss Given Default (LGD) to reflect revised recovery expectations.
•Retail other: £45m (FY22: £99m) primarily includes an adjustment for the definition of default under the Capital Requirements Regulation and adjustments informed by model monitoring. The reduction is primarily driven by operational model adjustments made during the year within Private Banking and Wealth Management.
•Corporate loans: £150m (FY22: £(63)m) primarily include adjustments within SME informed by model monitoring and definition of default under the Capital Requirements Regulation.
Movement of £213m within Corporate loans is primarily driven by the retirement of all CIB legacy adjustments. Management adjustments held in 2022 primarily comprised of an adjustment to limit ECL sensitivity to the macroeconomic variable for Federal Tax Receipts and model monitoring adjustments, which is no longer needed following the re-build of certain CIB models.

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Credit Risk
Measurement uncertainty
Scenarios used to calculate the Group’s ECL charge were refreshed in Q223 with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. In the Baseline scenario, although the outlook in major economies has improved somewhat (since Q422), the full effect of the inflation shock and rising rates is lagged and so contributes to a further squeeze of household finances over the coming quarters, posing downside risks to GDP. UK and US unemployment rates increase only gradually in the coming quarters, peaking at 4.5% in Q424 and 4.7% in Q224 respectively. Central banks continue raising interest rates, with both the UK bank rate and the US federal funds rate peaking at 5.25% during 2023.
The Downside 2 scenario is broadly aligned to the previous scenario refresh. Inflation rates rise again as energy prices suddenly surge again amid renewed geopolitical risks. Inflation becomes entrenched and inflation expectations go up, contributing to higher pressure on wage growth. Central banks are forced to raise interest rates sharply with the UK bank rate reaching 8% and the US federal funds rate peaking at 7%. Weakened businesses lay off workers and consumers stop spending exacerbating the downward stress. Unemployment peaks at 8.5% in the UK and 9.8% in the US. Given already stretched valuations, the sharp increase in borrowing costs sees house prices decrease significantly. In the Upside scenarios, lower energy prices add downward pressure on prices globally, while recovering labour force participation limits wage growth. As a result of easing inflation, central banks lower interest rates to support the economic recovery.
The methodology for estimating scenario probability weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the Baseline attracting a lower weighting before the five weights are normalised to total 100%. The decrease in the Downside weightings and the increase in the Upside weightings reflected the improving economic outlook which moved the Baseline UK/US GDP paths closer to the Upside scenarios. For further details see page 41.
The economic uncertainty adjustments of £0.3bn (2022: £0.3bn) have been applied as overlays to the modelled ECL output. These adjustments consist of a customer and client uncertainty provision of £0.2bn (2022: £0.4bn) which has been applied to customers and clients considered most vulnerable to affordability pressures, and a model uncertainty adjustment of £0.1bn (2022: £(0.1)bn). For further details see page 38.
The following tables show the key macroeconomic variables used in the five scenarios (5 year annual paths) and the probability weights applied to each scenario.

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Credit Risk

Macroeconomic variables used in the calculation of ECL
As at 30.06.23	2023	2024	2025	2026	2027
Baseline	%	%	%	%	%
UK GDP[1]	0.3	0.9	1.6	1.8	1.9
UK unemployment[2]	4.1	4.4	4.2	4.2	4.2
UK HPI[3]	(6.1)	(1.3)	2.0	4.3	5.7
UK bank rate	4.8	4.6	3.9	3.8	3.5
US GDP[1]	1.1	0.7	2.0	2.0	2.0
US unemployment[4]	3.8	4.6	4.6	4.6	4.6
US HPI[5]	(0.7)	3.6	2.4	2.7	2.7
US federal funds rate	5.0	3.7	3.0	2.8	3.0

Downside 2
UK GDP[1]	(0.5)	(5.0)	(0.4)	2.5	1.9
UK unemployment[2]	4.4	7.8	8.3	7.7	7.1
UK HPI[3]	(10.2)	(20.5)	(17.7)	5.6	8.2
UK bank rate	5.5	8.0	7.3	6.1	4.8
US GDP[1]	0.5	(4.8)	(0.3)	2.8	2.1
US unemployment[4]	4.5	8.7	9.6	8.5	7.0
US HPI[5]	(1.8)	(3.7)	(4.2)	2.6	4.8
US federal funds rate	5.7	7.0	6.5	5.1	4.2

Downside 1
UK GDP[1]	(0.1)	(2.1)	0.6	2.2	1.9
UK unemployment[2]	4.2	6.1	6.2	5.9	5.6
UK HPI[3]	(8.1)	(11.3)	(8.2)	5.0	7.0
UK bank rate	5.2	6.1	5.6	4.8	4.1
US GDP[1]	0.8	(2.0)	0.8	2.4	2.0
US unemployment[4]	4.1	6.7	7.1	6.5	5.8
US HPI[5]	(1.2)	(0.1)	(0.9)	2.7	3.8
US federal funds rate	5.2	4.9	4.5	4.3	3.8

Upside 2
UK GDP[1]	1.2	4.1	3.2	2.6	2.3
UK unemployment[2]	3.9	3.6	3.5	3.6	3.6
UK HPI[3]	0.4	10.6	4.8	4.2	3.8
UK bank rate	4.4	3.3	2.5	2.5	2.5
US GDP[1]	2.2	3.9	3.0	2.8	2.8
US unemployment[4]	3.4	3.5	3.6	3.6	3.6
US HPI[5]	2.5	5.5	4.6	4.5	4.5
US federal funds rate	4.7	3.2	2.2	2.0	2.0

Upside 1
UK GDP[1]	0.8	2.5	2.4	2.2	2.1
UK unemployment[2]	4.0	4.0	3.9	3.9	3.9
UK HPI[3]	(2.9)	4.5	3.4	4.3	4.7
UK bank rate	4.6	4.0	3.1	3.0	3.0
US GDP[1]	1.6	2.3	2.5	2.4	2.4
US unemployment[4]	3.6	4.1	4.1	4.1	4.1
US HPI[5]	0.9	4.6	3.5	3.6	3.6
US federal funds rate	4.8	3.4	2.6	2.5	2.5
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.

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Credit Risk

Macroeconomic variables used in the calculation of ECL
As at 31.12.22	2022	2023	2024	2025	2026
Baseline	%	%	%	%	%
UK GDP[1]	3.3	(0.8)	0.9	1.8	1.9
UK unemployment[2]	3.7	4.5	4.4	4.1	4.2
UK HPI[3]	8.4	(4.7)	(1.7)	2.2	2.2
UK bank rate	1.8	4.4	4.1	3.8	3.4
US GDP[1]	1.8	0.5	1.2	1.5	1.5
US unemployment[4]	3.7	4.3	4.7	4.7	4.7
US HPI[5]	11.2	1.8	1.5	2.3	2.4
US federal funds rate	2.1	4.8	3.6	3.1	3.0

Downside 2
UK GDP[1]	3.3	(3.4)	(3.8)	2.0	2.3
UK unemployment[2]	3.7	6.0	8.4	8.0	7.4
UK HPI[3]	8.4	(18.3)	(18.8)	(7.7)	8.2
UK bank rate	1.8	7.3	7.9	6.6	5.5
US GDP[1]	1.8	(2.7)	(3.4)	2.0	2.6
US unemployment[4]	3.7	6.0	8.5	8.1	7.1
US HPI[5]	11.2	(3.1)	(4.0)	(1.9)	4.8
US federal funds rate	2.1	6.6	6.9	5.8	4.6

Downside 1
UK GDP[1]	3.3	(2.1)	(1.5)	1.9	2.1
UK unemployment[2]	3.7	5.2	6.4	6.0	5.8
UK HPI[3]	8.4	(11.7)	(10.6)	(2.8)	5.2
UK bank rate	1.8	5.9	6.1	5.3	4.6
US GDP[1]	1.8	(1.1)	(1.1)	1.7	2.1
US unemployment[4]	3.7	5.1	6.6	6.4	5.9
US HPI[5]	11.2	(0.7)	(1.3)	0.2	3.6
US federal funds rate	2.1	5.8	5.4	4.4	3.9

Upside 2
UK GDP[1]	3.3	2.8	3.7	2.9	2.4
UK unemployment[2]	3.7	3.5	3.4	3.4	3.4
UK HPI[3]	8.4	8.7	7.5	4.4	4.2
UK bank rate	1.8	3.1	2.6	2.5	2.5
US GDP[1]	1.8	3.3	3.5	2.8	2.8
US unemployment[4]	3.7	3.3	3.3	3.3	3.3
US HPI[5]	11.2	5.8	5.1	4.5	4.5
US federal funds rate	2.1	3.6	2.9	2.8	2.8

Upside 1
UK GDP[1]	3.3	1.0	2.3	2.4	2.1
UK unemployment[2]	3.7	4.0	3.9	3.8	3.8
UK HPI[3]	8.4	1.8	2.9	3.3	3.2
UK bank rate	1.8	3.5	3.3	3.0	2.8
US GDP[1]	1.8	1.9	2.3	2.2	2.2
US unemployment[4]	3.7	3.8	4.0	4.0	4.0
US HPI[5]	11.2	3.8	3.3	3.4	3.4
US federal funds rate	2.1	3.9	3.4	3.0	3.0
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.06.23
Scenario probability weighting	13.0	24.7	40.2	15.2	6.9
As at 31.12.22
Scenario probability weighting	10.9	23.1	39.4	17.6	9.0

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Credit Risk
Specific bases show the most extreme position of each variable in the context of the downside/upside scenarios, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represents the lowest and highest cumulative position relative to the start point, in the 20 quarter period.

Macroeconomic variables (specific bases)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.23%		%	%	%	%
UK GDP[2]	15.1	11.2	1.3	(2.7)	(6.9)
UK unemployment[3]	3.5	3.9	4.2	6.5	8.5
UK HPI[4]	25.8	14.6	0.8	(25.2)	(41.5)
UK bank rate	2.5	3.0	4.1	6.3	8.0
US GDP[2]	15.9	11.9	1.6	(2.3)	(6.2)
US unemployment[3]	3.3	3.5	4.4	7.2	9.8
US HPI[4]	23.6	17.2	2.1	(2.3)	(10.1)
US federal funds rate	2.0	2.5	3.5	5.3	7.0
As at 31.12.22%		%	%	%	%
UK GDP[2]	13.9	9.4	1.4	(3.2)	(6.8)
UK unemployment[3]	3.4	3.6	4.2	6.6	8.5
UK HPI[4]	37.8	21.0	1.2	(17.9)	(35.0)
UK bank rate	0.5	0.5	3.5	6.3	8.0
US GDP[2]	14.1	9.6	1.3	(2.5)	(6.3)
US unemployment[3]	3.3	3.6	4.4	6.7	8.6
US HPI[4]	35.0	27.5	3.8	3.7	0.2
US federal funds rate	0.1	0.1	3.3	6.0	7.0

1UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index. 20 quarter period starts from Q123 (2022: Q122).
2Maximum growth relative to Q422 (2022: Q421), based on 20 quarter period in Upside scenarios; 5-year yearly average CAGR in Baseline; minimum growth relative to Q422 (2022: Q421), based on 20 quarter period in Downside scenarios.
3Lowest quarter in 20 quarter period in Upside scenarios; 5-year average in Baseline; highest quarter 20 quarter period in Downside scenarios.
4Maximum growth relative to Q422 (2022: Q421), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline; minimum growth relative to Q422 (2022: Q421), based on 20 quarter period in Downside scenarios.
Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables (5-year averages)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.23%		%	%	%	%
UK GDP[2]	2.7	2.0	1.3	0.5	(0.3)
UK unemployment[3]	3.6	3.9	4.2	5.6	7.0
UK HPI[4]	4.7	2.8	0.8	(3.4)	(7.6)
UK bank rate	3.0	3.6	4.1	5.2	6.4
US GDP[2]	2.9	2.3	1.6	0.8	—
US unemployment[3]	3.5	4.0	4.4	6.0	7.6
US HPI[4]	4.3	3.2	2.1	0.8	(0.5)
US federal funds rate	2.8	3.2	3.5	4.5	5.7
As at 31.12.22%		%	%	%	%
UK GDP[2]	3.0	2.2	1.4	0.7	—
UK unemployment[3]	3.5	3.8	4.2	5.4	6.7
UK HPI[4]	6.6	3.9	1.2	(2.6)	(6.4)
UK bank rate	2.5	2.9	3.5	4.7	5.8
US GDP[2]	2.9	2.1	1.3	0.7	—
US unemployment[3]	3.4	3.9	4.4	5.5	6.7
US HPI[4]	6.2	5.0	3.8	2.5	1.2
US federal funds rate	2.8	3.1	3.3	4.3	5.2
1UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index.
25-year yearly average CAGR, starting 2022 (2022: 2021).
35-year average. Period based on 20 quarters from Q123 (2022: Q122).
45-year quarter end CAGR, starting Q422 (2022: Q421).

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Credit Risk
ECL under 100% weighted scenarios for modelled portfolios
The table below shows the modelled ECL assuming each of the five modelled scenarios are 100% weighted with the dispersion of results around the Baseline, highlighting the impact on exposure and ECL across the scenarios. Model exposure uses exposure at default (EAD) values and is not directly comparable to gross exposure used in prior disclosures.

	Scenarios
As at 30 June 2023	Weighted[1]	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Retail mortgages	149,626	151,300	150,889	150,274	147,210	141,860
Retail credit cards[2]	66,280	66,587	66,408	66,240	66,101	65,834
Retail other[2]	11,479	11,654	11,573	11,482	11,307	11,146
Corporate loans[2]	146,763	152,688	150,797	147,814	142,071	127,549
Debt securities and other[3]	28,515	28,693	28,673	28,515	28,503	28,226
Stage 1 Model ECL (£m)
Retail mortgages	10	3	4	5	18	49
Retail credit cards	495	483	489	495	505	515
Retail other	52	47	50	51	55	60
Corporate loans	278	234	257	275	300	303
Debt securities and other	21	18	19	21	23	26
Stage 1 Coverage (%)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	0.7	0.7	0.7	0.7	0.8	0.8
Retail other	0.5	0.4	0.4	0.4	0.5	0.5
Corporate loans	0.2	0.2	0.2	0.2	0.2	0.2
Debt securities and other	0.1	0.1	0.1	0.1	0.1	0.1
Stage 2 Model Exposure (£m)
Retail mortgages	18,147	16,473	16,884	17,499	20,563	25,913
Retail credit cards[2]	7,471	6,748	7,090	7,424	8,170	9,066
Retail other[2]	1,699	1,512	1,597	1,690	1,891	2,078
Corporate loans[2]	26,584	20,495	22,449	25,555	31,422	46,128
Debt securities and other[3]	2,629	2,451	2,471	2,629	2,641	2,918
Stage 2 Model ECL (£m)
Retail mortgages	40	18	21	24	62	300
Retail credit cards	1,559	1,376	1,456	1,541	1,757	2,023
Retail other	137	115	126	135	162	185
Corporate loans	558	368	427	521	805	1,401
Debt securities and other	35	28	31	34	41	56
Stage 2 Coverage (%)
Retail mortgages	0.2	0.1	0.1	0.1	0.3	1.2
Retail credit cards	20.9	20.4	20.5	20.8	21.5	22.3
Retail other	8.1	7.6	7.9	8.0	8.6	8.9
Corporate loans	2.1	1.8	1.9	2.0	2.6	3.0
Debt securities and other	1.3	1.1	1.3	1.3	1.6	1.9
Stage 3 Model Exposure (£m)[4]
Retail mortgages	1,580	1,580	1,580	1,580	1,580	1,580
Retail credit cards	1,497	1,497	1,497	1,497	1,497	1,497
Retail other	219	219	219	219	219	219
Corporate loans	3,193	3,193	3,193	3,193	3,193	3,193
Debt securities and other[3]	—	—	—	—	—	—
Stage 3 Model ECL (£m)
Retail mortgages	329	303	309	316	360	455
Retail credit cards	983	966	975	983	996	1,007
Retail other	138	136	137	138	140	143
Corporate loans[5]	81	76	78	80	88	97
Debt securities and other	—	—	—	—	—	—
Stage 3 Coverage (%)
Retail mortgages	20.8	19.2	19.6	20.0	22.8	28.8
Retail credit cards	65.7	64.5	65.1	65.7	66.5	67.3
Retail other	63.0	62.1	62.6	63.0	63.9	65.3
Corporate loans[5]	2.5	2.4	2.4	2.5	2.8	3.0
Debt securities and other	—	—	—	—	—	—
Total Model ECL (£m)
Retail mortgages	379	324	334	345	440	804
Retail credit cards	3,037	2,825	2,920	3,019	3,258	3,545
Retail other	327	298	313	324	357	388
Corporate loans[5]	917	678	762	876	1,193	1,801
Debt securities and other	56	46	50	55	64	82
Total Model ECL	4,716	4,171	4,379	4,619	5,312	6,620

Barclays PLC	43

Credit Risk

Reconciliation to total ECL	£m
Total weighted model ECL	4,716
ECL from individually assessed impairments[5]	420
ECL from non-modelled exposures and others	353
ECL from post model management adjustments	630
Of which: ECL from economic uncertainty adjustments	271
Total ECL	6,119
1Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.
2For Retail credit cards, Retail other and Corporate loans, the model exposure movement between stages 1 and 2 across scenarios differs due to additional impacts from the undrawn exposure.
3Debt securities and other excludes Treasury exposures since these are non-modelled.
4Model exposures allocated to Stage 3 does not change in any of the scenarios as the transition criteria relies only on an observable evidence of default as at 30 June 2023 and not on macroeconomic scenario.
5Material corporate loan defaults are individually assessed across different recovery strategies. As a result, ECL of £420m is reported as an individually assessed impairment in the reconciliation table.
The use of five scenarios with associated weightings results in a total weighted ECL uplift from the Baseline ECL of 2.1%.
Retail mortgages: Total weighted ECL of £379m represents a 9.9% increase over the Baseline ECL (£345m) with coverage ratios remaining steady across the Upside scenarios, Baseline and Downside 1 scenario. Under the Downside 2 scenario, total ECL increases to £804m driven by a significant fall in UK HPI.
Retail credit cards: Total weighted ECL of £3,037m is broadly aligned to the Baseline ECL (£3,019m). Total ECL increases to £3,545m under the Downside 2 scenario, driven by an increase in UK unemployment rate.
Retail other: Total weighted ECL of £327m is aligned to the Baseline ECL (£324m). Total ECL increases to £388m under the Downside 2 scenario, largely driven by increase in UK unemployment rate.
Corporate loans: Total weighted ECL of £917m represents a 4.7% increase over the Baseline ECL (£876m). Total ECL increases to £1,801m under Downside 2 scenario, driven by decrease in UK GDP and US GDP.
Debt securities and other: Total weighted ECL of £56m is broadly aligned to the Baseline ECL (£55m). Total ECL increases to £82m under the Downside 2 scenario.

Barclays PLC	44

Credit Risk

	Scenarios
As at 31 December 2022	Weighted[1]	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Retail mortgages	144,701	147,754	146,873	145,322	142,599	138,619
Retail credit cards[2]	67,204	67,622	67,352	67,080	66,908	66,636
Retail other[2]	12,282	12,428	12,341	12,235	12,111	11,986
Corporate loans[2]	156,302	164,207	161,578	158,218	150,827	138,618
Debt securities and other[3]	32,380	32,484	32,403	32,385	32,321	31,137
Stage 1 Model ECL (£m)
Retail mortgages	7	3	3	4	9	30
Retail credit cards	509	493	503	512	517	521
Retail other	52	45	49	52	54	55
Corporate loans	341	259	290	325	397	443
Debt securities and other	14	10	11	13	17	21
Stage 1 Coverage (%)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	0.8	0.7	0.7	0.8	0.8	0.8
Retail other	0.4	0.4	0.4	0.4	0.4	0.5
Corporate loans	0.2	0.2	0.2	0.2	0.3	0.3
Debt securities and other	—	—	—	—	0.1	0.1
Stage 2 Model Exposure (£m)
Retail mortgages	18,723	15,670	16,551	18,102	20,825	24,805
Retail credit cards[2]	7,611	6,551	7,118	7,691	8,313	9,062
Retail other[2]	1,559	1,386	1,485	1,601	1,741	1,881
Corporate loans[2]	24,935	16,858	19,550	23,031	30,548	42,952
Debt securities and other[3]	943	839	919	938	1,002	2,186
Stage 2 Model ECL (£m)
Retail mortgages	33	15	18	23	45	151
Retail credit cards	1,624	1,361	1,487	1,624	1,811	2,032
Retail other	124	96	109	124	144	160
Corporate loans	610	399	470	569	817	1,304
Debt securities and other	32	23	26	31	42	66
Stage 2 Coverage (%)
Retail mortgages	0.2	0.1	0.1	0.1	0.2	0.6
Retail credit cards	21.3	20.8	20.9	21.1	21.8	22.4
Retail other	8.0	6.9	7.3	7.7	8.3	8.5
Corporate loans	2.4	2.4	2.4	2.5	2.7	3.0
Debt securities and other	3.4	2.7	2.8	3.3	4.2	3.0
Stage 3 Model Exposure (£m)[4]
Retail mortgages	1,553	1,553	1,553	1,553	1,553	1,553
Retail credit cards	1,354	1,354	1,354	1,354	1,354	1,354
Retail other	216	216	216	216	216	216
Corporate loans	2,892	2,892	2,892	2,892	2,892	2,892
Debt securities and other[3]	—	—	—	—	—	—
Stage 3 Model ECL (£m)
Retail mortgages	332	311	317	323	347	405
Retail credit cards	880	861	871	880	893	903
Retail other	132	129	131	132	134	136
Corporate loans[5]	70	66	68	70	78	85
Debt securities and other	—	—	—	—	—	—
Stage 3 Coverage (%)
Retail mortgages	21.4	20.0	20.4	20.8	22.3	26.1
Retail credit cards	65.0	63.6	64.3	65.0	66.0	66.7
Retail other	61.1	59.7	60.6	61.1	62.0	63.0
Corporate loans[5]	2.4	2.3	2.4	2.4	2.7	2.9
Debt securities and other	—	—	—	—	—	—
Total Model ECL (£m)
Retail mortgages	372	329	338	350	401	586
Retail credit cards	3,013	2,715	2,861	3,016	3,221	3,456
Retail other	308	270	289	308	332	351
Corporate loans[5]	1,021	724	828	964	1,292	1,832
Debt securities and other	46	33	37	44	59	87
Total Model ECL	4,760	4,071	4,353	4,682	5,305	6,312

Barclays PLC	45

Credit Risk

Reconciliation to total ECL	£m
Total weighted model ECL	4,760
ECL from individually assessed impairments[5]	434
ECL from non-modelled exposures and others	456
ECL from post model management adjustments	525
Of which: ECL from economic uncertainty adjustments	317
Total ECL	6,175
1Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach, as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.
2For Retail credit cards, Retail other and Corporate loans, the model exposure movement between stages 1 and 2 across scenarios differs due to additional impacts from the undrawn exposure.
3Debt securities and other excludes Treasury exposures since these are non-modelled.
4Model exposures allocated to Stage 3 does not change in any of the scenarios as the transition criteria relies only on an observable evidence of default as at 31 December 2022 and not on macroeconomic scenario.
5Material corporate loan defaults are individually assessed across different recovery strategies. As a result, ECL of £434m is reported as an individually assessed impairment in the reconciliation table.

Barclays PLC	46

Credit Risk
Analysis of specific portfolios and asset types
Secured home loans
The UK home loan portfolio primarily comprises first lien mortgages and accounts for 95% (December 2022: 93%) of the Group’s total home loans balance.

	Barclays UK
Home loans principal portfolios	As at 30.06.23	As at 31.12.22
Gross loans and advances (£m)	166,374	162,380
90 day arrears rate, excluding recovery book (%)	0.2	0.1
Annualised gross charge-off rates - 180 days past due (%)	0.5	0.5
Recovery book proportion of outstanding balances (%)	0.6	0.5
Recovery book impairment coverage ratio (%)[1]	6.4	5.2

Average marked to market LTV
Balance weighted %	52.8	50.4
Valuation weighted %	39.2	37.3

New lending	Half year ended 30.06.23	Half year ended 30.06.22
New home loan bookings (£m)	12,531	14,117
New home loan proportion > 90% LTV (%)	0.7	2.6
Average LTV on new home loans: balance weighted (%)	62.5	68.6
Average LTV on new home loans: valuation weighted (%)	53.7	60.4
1Recovery Book Impairment Coverage Ratio excludes KMC and Settle portfolios.

Home loans principal portfolios – distribution of balances by LTV1

	Distribution of balances				Distribution of impairment allowance				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Barclays UK	%	%	%	%	%	%	%	%	%	%	%	%
As at 30.06.23
<=75%	75.8	9.5	0.7	86.0	10.3	27.4	27.4	65.1	—	0.3	4.3	0.1
>75% and <=90%	11.4	0.9	0.1	12.4	5.7	13.5	8.2	27.4	0.1	1.8	30.4	0.3
>90% and <=100%	1.5	0.1	—	1.6	0.9	1.5	1.9	4.3	0.1	1.8	69.9	0.3
>100%	—	—	—	—	0.1	0.5	2.6	3.2	0.3	12.9	70.5	11.2
As at 31.12.22
<=75%	78.8	10.5	0.8	90.1	10.2	30.8	33.2	74.2	—	0.2	2.9	0.1
>75% and <=90%	8.8	0.5	—	9.3	3.9	9.7	5.2	18.8	—	1.4	30.8	0.1
>90% and <=100%	0.6	—	—	0.6	0.3	0.3	2.4	3.0	—	1.5	85.0	0.4
>100%	—	—	—	—	0.1	0.6	3.3	4.0	0.4	21.4	64.9	13.1
1 Portfolio marked to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest HPI available as at 30 June 2023.
New lending reduced 11% to £12.5bn (H122: £14.1bn), mainly driven by economic conditions that resulted in general mortgage market suppression, including higher mortgage payments as rates continued to rise and increased cost of living factors in line with inflation. The reduction in new home loan proportion of >90% LTV was driven by credit tightening actions taken in the period and the impact from the withdrawal of the Government Help to Buy scheme.
Head Office: Italian home loans and advances at amortised cost reduced to £4.0bn (2022: £4.5bn) and continue to run off since new bookings ceased in 2016. The portfolio is secured on residential property with an average balance weighted mark to market LTV of 56.6% (2022: 58.8%). 90 day arrears increased to 1.6% (2022: 1.2%) due to deterioration caused by affordability stress related to rising inflation and interest rates. The gross charge-off rate was stable at 0.6% (2022: 0.6%).

Barclays PLC	47

Credit Risk
Retail credit cards and Retail other
The principal portfolios listed below accounted for 91% (December 2022: 85%) of the Group’s total credit cards, unsecured loans and other retail lending.

Principal portfolios	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross write-off rate	Annualised net write-off rate
As at 30.06.23	£m	%	%	%	%
Barclays UK
UK cards	10,011	0.9	0.2	2.0	1.9
UK personal loans	3,717	1.5	0.6	1.3	1.1
Barclays Partner Finance	2,557	0.5	0.2	0.6	0.6
Barclays International
US cards	24,908	2.4	1.2	2.5	2.4
Germany consumer lending	4,098	1.7	0.8	0.8	0.8

As at 31.12.22
Barclays UK
UK cards	9,939	0.9	0.2	3.7	3.6
UK personal loans	4,023	1.4	0.6	4.1	3.8
Barclays Partner Finance	2,612	0.5	0.2	0.7	0.7
Barclays International
US cards	25,554	2.2	1.2	2.4	2.3
Germany consumer lending	4,269	1.7	0.7	0.7	0.6
UK cards: 30 day and 90 days arrears rate remain stable at 0.9% (Q422: 0.9%) and 0.2% (Q422: 0.2%) respectively, whilst total exposure increased to £10bn. Both the gross and net write off rates decreased by 1.7% due to the impact of lower historical delinquency flows.
UK personal loans: 30 days arrears rates have marginally increased to 1.5% (Q422: 1.4%) whilst 90 days arrears rate remained stable at 0.6% (Q422: 0.6%). Total exposure decreased to £3.7bn due to lower demand and prudent lending strategies. The annualised gross and net write off rates decreased by 2.8% and 2.7% respectively, due to the impact of lower historical delinquency flows.
Barclays Partner Finance: 30 day and 90 days arrears rate remain stable at 0.5% (Q422: 0.5%) and 0.2% (Q422: 0.2%) respectively, with total exposure stable at £2.6bn. Both the annualised gross and net write off rates decreased by 0.1%
US cards: Balances increased 2% in USD as consumer spending remained strong, however movement in the USD/GBP exchange rate resulted in a decrease in reported balances. 30 day arrears rates increased to 2.4% (Q422: 2.2%) due to the continued normalisation of customer behaviour, though rates remain below pre-pandemic levels. Write-off rates increased due to normalisation and as the impact of Gap portfolio write-offs lagging the portfolio acquisition and building to steady state levels.
Germany consumer lending: 30 day arrears rate remain at 1.7% (Q422: 1.7%) despite increase of macroeconomic uncertainty in Germany.

Barclays PLC	48

Credit Risk
Government supported loans
Since the COVID-19 pandemic Barclays has supported its customers and clients by participating in the UK government's Bounce Back Loan Scheme (BBLS), Coronavirus Business Interruption Loan Scheme (CBILS), Coronavirus Large Business Interruption Loan Scheme (CLBILS) and the Recovery Loan Scheme (RLS).

	Gross exposure				Impairment allowance				Government guaranteed exposure
	Stage 1	Stage 2	Stage 3	Total	Modelled impairment	Management adjustment	Impairment post- management adjustment	Impairment Coverage	Total
As at 30.06.23	£m	£m	£m	£m	£m	£m	£m	%	£m
Barclays UK
BBLS	2,747	2,244	444	5,435	8	26	34	0.6	5,400
CBILS	233	288	76	597	17	(4)	13	2.2	478
RLS	13	2	2	17	—	—	—	—	13
Barclays International
CBILS	235	163	15	413	7	—	7	1.7	330
CLBILS	40	23	10	73	2	—	2	3.2	59
RLS	18	3	1	22	—	—	—	1.9	16
Total	3,286	2,723	548	6,557	34	22	56	0.9	6,296

As at 31.12.22
Barclays UK
BBLS	3,066	2,903	618	6,587	6	27	33	0.5	6,554
CBILS	286	396	66	748	22	(9)	13	1.7	598
RLS	13	4	1	18	—	—	—	—	14
Barclays International
CBILS	306	154	8	468	5	—	5	1.1	375
CLBILS	67	32	13	112	2	—	2	2.1	89
RLS	17	3	1	21	—	—	—	1.5	16
Total	3,755	3,492	707	7,954	35	18	53	0.7	7,646
The BBLS and CBILS schemes were launched to provide financial support to smaller and medium-sized businesses and CLBILS for larger businesses in the UK who may experience financial difficulties as a result of the COVID-19 outbreak. The RLS aims to help UK businesses access finance as they recover and grow following the COVID-19 pandemic. These loans are guaranteed by the government at 100% for BBLS and 80% for CBILS, CLBILS and RLS (70% for RLS issued post January 1, 2022) as at the balance sheet date.
In instances where Barclays has assessed the BBLS exposure to have not met strict assessment criteria, no claim has been made against the government guarantee resulting in an impairment allowance against these loans of £34m (December 2022: £33m) as at the balance sheet date. The remaining balance represents impairment allowance against the CBILS & CLBILS which are 80% guaranteed by government.
Additionally, while the government supported loans are covered by guarantees, many BBLS customers have other financing arrangements with Barclays which are not covered by the government guarantee. Noting the elevated levels of delinquency across the BBLS population, Barclays has continued to apply an adjustment of £0.1bn to BBLS customers outside the scheme.

Barclays PLC	49

Market Risk
Analysis of management value at risk (VaR)
The table below shows the total management VaR on a diversified basis by asset class. Total management VaR includes all trading positions in Barclays Bank Group and it is calculated with a one-day holding period. VaR limits are applied to total management VaR and by asset class. Additionally, the market risk management function applies VaR sub-limits to material businesses and trading desks.
Management VaR (95%) by asset class

	Half year ended 30.06.23			Half year ended 31.12.22			Half year ended 30.06.22
	Average	High	Low	Average	High	Low	Average	High	Low
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	48	57	38	35	71	17	16	24	8
Interest rate risk	16	25	9	16	23	10	10	19	4
Equity risk	6	10	3	10	16	4	10	29	4
Basis risk	16	25	11	15	20	11	9	24	4
Spread risk	10	14	7	8	11	5	5	10	3
Foreign exchange risk	3	6	1	5	17	3	10	25	2
Commodity risk	—	1	—	—	1	—	—	1	—
Inflation risk	9	11	6	7	11	5	6	17	3
Diversification effect[1]	(63)	n/a	n/a	(52)	n/a	n/a	(39)	n/a	n/a
Total management VaR	45	60	34	44	73	27	27	43	13
1Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.
Average Management VaR was stable at £45m (H222: £44m) and the range narrowed. Management VaR decreased in H123 from a high of £73m in November 2022, driven by a reduction in funded, fair value leverage loan exposure in Investment Banking and lower volatility. Market volatility and credit spread levels declined in H123 as geopolitical tensions eased, inflation decreased and the pace of interest rate rises moderated.

Barclays PLC	50

Treasury and Capital Risk
The Group has established a comprehensive set of policies, standards and controls for managing its liquidity risk; together these set out the requirements for Barclays’ liquidity risk framework. The liquidity risk framework meets the PRA standards and enables Barclays to maintain liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the Group’s Liquidity Risk Appetite. The liquidity risk framework is delivered via a combination of policy formation, review and challenge, governance, analysis, stress testing, limit setting and monitoring.
Liquidity risk stress testing
The Internal Liquidity Stress Tests (ILST) measure the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The short-term scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays specific and market-wide stress event. The Group also runs a liquidity stress test which measures the anticipated outflows over a 12 month market-wide scenario.
The LCR requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.
As at 30 June 2023 the spot LCR was 158% (December 2022: £165%), and the average LCR (trailing average of last twelve month ends) was 157%. The Group held eligible liquid assets in excess of 100% of net stress outflows to its internal and external regulatory requirements.

Liquidity coverage ratio	As at 30.06.23	As at 31.12.22
	£bn	£bn
LCR Eligible High Quality Liquid Assets (HQLA)	313	295
Net stress outflows	(198)	(178)
Surplus	115	117

Liquidity coverage ratio	158%	165%

Net Stable Funding Ratio
The external NSFR metric requires banks to maintain a stable funding profile taking into account both on and certain off balance sheet exposures over a medium to long term period. The ratio is defined as the Available Stable Funding (capital and certain liabilities which are treated as stable sources of funding) relative to the Required Stable Funding (assets on balance sheet and certain off balance sheet exposures). The NSFR (average of last four quarter ends) as at 30 June 2023 was 139%, which was a surplus above requirements of £166bn.

Net Stable Funding Ratio[1]	As at 30.06.23	As at 31.12.22
	£bn	£bn
Total Available Stable Funding	596	576
Total Required Stable Funding	430	421
Surplus	166	155

Net Stable Funding Ratio	139%	137%

1Represents average of the last four spot quarter end positions.

As part of the liquidity risk appetite, Barclays establishes minimum LCR, NSFR and internal liquidity stress test limits. The Group plans to maintain its surplus to the internal and regulatory requirements at an efficient level. Risks to market funding conditions, the Group’s liquidity position and funding profile are assessed continuously, and actions are taken to manage the size of the liquidity pool and the funding profile as appropriate.

Barclays PLC	51

Treasury and Capital Risk

Composition of the Group liquidity pool
	LCR eligible[1] High Quality Liquid Assets (HQLA)					Liquidity pool
	Cash	Level 1	Level 2A	Level 2B	Total	2023	2022
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks[2]	249	—	—	—	249	264	263

Government bonds[3]
AAA to AA-	—	37	8	—	45	49	39
A+ to A-	—	3	1	—	4	4	3
BBB+ to BBB-	—	1	—	—	1	1	—
Total government bonds	—	41	9	—	50	54	42

Other
Government Guaranteed Issuers, PSEs and GSEs	—	4	1	—	5	5	6
International Organisations and MDBs	—	2	—	—	2	2	2
Covered bonds	—	2	3	—	5	6	5
Other	—	—	—	2	2	—	—
Total other	—	8	4	2	14	13	13

Total as at 30 June 2023	249	49	13	2	313	331
Total as at 31 December 2022	248	31	15	1	295		318
1The LCR eligible HQLA is adjusted for operational restrictions upon consolidation under Article 8 of the Liquidity Coverage Ratio section of the PRA rulebook (CRR) such as trapped liquidity within Barclays subsidiaries. It also reflects differences in eligibility of assets between the LCR and Barclays’ Liquidity Pool.
2Includes cash held at central banks and surplus cash at central banks related to payment schemes. Over 98% (December 2022: over 99%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
3Of which over 78% (December 2022: over 79%) comprised UK, US, French, German, Japanese, Swiss and Dutch securities.
The Group liquidity pool increased to £331bn as at June 2023 (December 2022: £318bn) driven by deposit growth. During 2023, the month-end liquidity pool ranged from £321bn to £342bn (2022: £309bn to £359bn), and the month-end average balance was £331bn (2022: £331bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool represents readily accessible funds to meet potential cash outflows during stress periods.
As at 30 June 2023, 65% (December 2022: 60%) of the liquidity pool was located in Barclays Bank PLC, 21% (December 2022: 25%) in Barclays Bank UK PLC and 9% (December 2022: 9%) in Barclays Bank Ireland PLC. The residual portion of the liquidity pool is held outside of these entities, predominantly in US subsidiaries, to meet entity-specific stress outflows and local regulatory requirements. To the extent the use of this residual portion of the liquidity pool is restricted due to local regulatory requirements, it is assumed to be unavailable to the rest of the Group in calculating the LCR.
The composition of the pool is subject to limits set by the Board and the independent liquidity risk, credit risk and market risk functions. In addition, the investment of the liquidity pool is monitored for concentration by issuer, currency and asset type. Given returns generated by these highly liquid assets, the risk and reward profile is continuously managed.

Barclays PLC	52

Treasury and Capital Risk
Deposit funding

	As at 30.06.23			As at 31.12.22
	Loans and advances at amortised cost	Deposits at amortised cost	Loan: deposit ratio[1]	Loan: deposit ratio[1]
Funding of loans and advances	£bn	£bn	%	%
Barclays UK	226	250	90	87
Barclays International	171	305	56	59
Head Office	4	—
Barclays Group	401	555	72	73
1The loan: deposit ratio is calculated as loans and advances at amortised cost divided by deposits at amortised cost.
Funding structure and funding relationships
The basis for liquidity risk management is a funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due. The Group’s overall funding strategy is to develop a diversified funding base (geographically, by type and by counterparty) and maintain access to a variety of alternative funding sources, to provide protection against unexpected fluctuations, while minimising the cost of funding.
Within this, the Group aims to align the sources and uses of funding. As such, retail and corporate loans and advances are largely funded by deposits in the relevant entities, with the surplus primarily funding the liquidity pool. The majority of reverse repurchase agreements are matched by repurchase agreements. Derivative liabilities and assets are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset when netted against cash collateral received and paid. Wholesale debt and equity is used to fund residual assets.
These funding relationships as at 30 June 2023 are summarised below:

	As at 30.06.23	As at 31.12.22		As at 30.06.23	As at 31.12.22
Assets	£bn	£bn	Liabilities and equity	£bn	£bn
Loans and advances at amortised cost[1]	377	385	Deposits at amortised cost	555	546
Group liquidity pool	331	318	<1 Year wholesale funding	73	73
			>1 Year wholesale funding	110	111
Reverse repurchase agreements, trading portfolio assets, cash collateral and settlement balances	479	412	Repurchase agreements, trading portfolio liabilities, cash collateral and settlement balances	428	370
Derivative financial instruments	266	302	Derivative financial instruments	255	290
Other assets[2]	97	97	Other liabilities	60	55
			Equity	69	69
Total assets	1,550	1,514	Total liabilities and equity	1,550	1,514

1Adjusted for liquidity pool debt securities reported at amortised cost of £24bn (December 2022: £14bn).
2Other assets include fair value assets that are not part of reverse repurchase agreements or trading portfolio assets, and other asset categories.

Barclays PLC	53

Treasury and Capital Risk
Composition of wholesale funding
Wholesale funding outstanding (excluding repurchase agreements) was £183.3bn (December 2022: £184.0bn). In 2023, the Group issued £7.1bn of MREL eligible instruments from Barclays PLC (the Parent company) in a range of tenors and currencies.
Our operating companies also access wholesale funding markets to maintain their stable and diversified funding bases. Barclays Bank PLC continued to issue in the shorter-term and medium-term notes markets. In addition, Barclays Bank UK PLC continued to issue in the shorter-term markets and maintains active secured funding programmes.
Wholesale funding of £73.1bn (December 2022: £72.5bn) matures in less than one year, representing 40% (December 2022: 39%) of total wholesale funding outstanding. This includes £17.9bn (December 2022: £15.0bn) related to term funding1.

Maturity profile of wholesale funding1,2

	<1	1-3	3-6	6-12	<1	1-2	2-3	3-4	4-5	>5
	month	months	months	months	year	years	years	years	years	years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC (the Parent company)
Senior unsecured (public benchmark)	0.2	0.6	0.9	1.5	3.2	7.2	6.8	5.7	3.3	17.7	43.9
Senior unsecured (privately placed)	—	—	0.1	—	0.1	—	—	—	—	0.9	1.0
Subordinated liabilities	—	—	—	—	—	0.9	1.5	—	1.6	5.8	9.8
Barclays Bank PLC (including subsidiaries)
Certificates of deposit and commercial paper	7.3	11.2	14.0	7.3	39.8	1.6	0.2	—	—	—	41.6
Asset backed commercial paper	3.0	6.7	1.0	—	10.7	—	—	—	—	—	10.7
Senior unsecured (public benchmark)	—	—	—	1.0	1.0	—	—	—	—	—	1.0
Senior unsecured (privately placed)[3]	1.3	1.9	2.8	6.0	12.0	12.3	8.4	4.1	6.6	18.8	62.2
Asset backed securities	—	—	0.6	0.4	1.0	1.7	0.4	0.4	0.1	1.9	5.5
Subordinated liabilities	0.1	0.1	0.2	0.2	0.6	0.1	—	0.3	—	0.4	1.4
Barclays Bank UK PLC (including subsidiaries)
Certificates of deposit and commercial paper	4.7	—	—	—	4.7	—	—	—	—	—	4.7
Senior unsecured (public benchmark)	—	—	—	—	—	—	—	—	—	0.1	0.1
Covered bonds	—	—	—	—	—	—	—	—	0.5	0.9	1.4
Total as at 30 June 2023	16.6	20.5	19.6	16.4	73.1	23.8	17.3	10.5	12.1	46.5	183.3
Of which secured	3.0	6.7	1.6	0.4	11.7	1.7	0.4	0.4	0.6	2.8	17.6
Of which unsecured	13.6	13.8	18.0	16.0	61.4	22.1	16.9	10.1	11.5	43.7	165.7

Total as at 31 December 2022	11.1	26.5	16.4	18.5	72.5	22.4	16.9	14.5	9.7	48.0	184.0
Of which secured	4.9	6.7	1.3	0.2	13.1	1.8	0.7	0.5	1.0	2.1	19.2
Of which unsecured	6.2	19.8	15.1	18.3	59.4	20.6	16.2	14.0	8.7	45.9	164.8

1The composition of wholesale funds comprises the balance sheet reported financial liabilities at fair value, debt securities in issue and subordinated liabilities. It does not include participation in the central bank facilities reported within repurchase agreements and other similar secured borrowing.
2Term funding comprises public benchmark and privately placed senior unsecured notes, covered bonds, asset-backed securities and subordinated debt where the original maturity of the instrument is more than 1 year.
3Includes structured notes of £50.5bn, of which £10.5bn matures within one year.

Barclays PLC	54

Treasury and Capital Risk
Regulatory minimum requirements
Capital
The Group’s Overall Capital Requirement for CET1 is 11.4% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.4% Pillar 2A requirement and a 0.5% Countercyclical Capital Buffer (CCyB).
The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. On 13 December 2021, the Financial Policy Committee (FPC) announced the re-introduction of a CCyB rate of 1% for UK exposures with effect from 13 December 2022. The buffer rates set by other national authorities for non-UK exposures are not currently material. Overall, this results in a 0.5% CCyB for the Group. On 5 July 2022, the FPC announced that the UK CCyB rate will be increased from 1% to 2% with effect from 5 July 2023.
The Group’s Pillar 2A requirement as per the PRA’s Individual Capital Requirement is 4.3% of which at least 56.25% needs to be met with CET1 capital, equating to 2.4% of RWAs. The Pillar 2A requirement, based on a point in time assessment, has been set as a proportion of RWAs and is subject to at least annual review.
The Group’s CET1 target ratio of 13-14% takes into account headroom above requirements which includes a confidential institution-specific PRA buffer. The Group remains above its minimum capital regulatory requirements including the PRA buffer.
Leverage
The Group is subject to a UK leverage ratio requirement of 4.0%. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.2%. Although the leverage ratio is expressed in terms of Tier 1 (T1) capital, 75% of the minimum requirement, equating to 2.4%, needs to be met with CET1 capital. In addition, the G-SII ALRB and CCLB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.2bn and against the 0.2% CCLB was £2.4bn.
The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.
MREL
The Group is required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.3% Pillar 2A equating to 24.7% of RWAs; and (ii) 6.75% of leverage exposures. In addition, the higher of regulatory capital and leverage buffers apply. CET1 capital cannot be counted towards both MREL and the buffers, meaning that the buffers, including the above mentioned confidential institution-specific PRA buffer, will effectively be applied above MREL requirements.
In the disclosures that follow, references to CRR, as amended by CRR II, mean the capital regulatory requirements, as they form part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

Barclays PLC	55

Treasury and Capital Risk

Capital ratios[1,2]	As at 30.06.23	As at 31.03.23	As at 31.12.22
CET1	13.8%	13.6%	13.9%
T1	17.9%	17.6%	17.9%
Total regulatory capital	20.5%	20.2%	20.8%
MREL ratio as a percentage of total RWAs	32.9%	32.7%	33.5%

Own funds and eligible liabilities	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	67,669	69,699	68,292
Less: other equity instruments (recognised as AT1 capital)	(13,759)	(13,784)	(13,284)
Adjustment to retained earnings for foreseeable ordinary share dividends	(622)	(338)	(787)
Adjustment to retained earnings for foreseeable repurchase of shares	—	(224)	—
Adjustment to retained earnings for foreseeable other equity coupons	(39)	(52)	(37)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,800)	(1,913)	(1,726)
Goodwill and intangible assets	(8,584)	(8,642)	(8,224)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,372)	(1,435)	(1,500)
Fair value reserves related to gains or losses on cash flow hedges	7,992	6,164	7,237
Excess of expected losses over impairment	(228)	(232)	(119)
Gains or losses on liabilities at fair value resulting from own credit	(116)	(86)	(620)
Defined benefit pension fund assets	(2,995)	(3,593)	(3,430)
Direct and indirect holdings by an institution of own CET1 instruments	(20)	(20)	(20)
Adjustment under IFRS 9 transitional arrangements	206	245	700
Other regulatory adjustments	308	196	396
CET1 capital	46,640	45,985	46,878

AT1 capital
Capital instruments and related share premium accounts	13,759	13,784	13,284
Other regulatory adjustments and deductions	(60)	(60)	(60)
AT1 capital	13,699	13,724	13,224

T1 capital	60,339	59,709	60,102

T2 capital
Capital instruments and related share premium accounts	8,212	7,538	9,000
Qualifying T2 capital (including minority interests) issued by subsidiaries	769	1,061	1,095
Credit risk adjustments (excess of impairment over expected losses)	71	66	35
Other regulatory adjustments and deductions	(160)	(160)	(160)
Total regulatory capital	69,231	68,214	70,072

Less : Ineligible T2 capital (including minority interests) issued by subsidiaries	(769)	(1,061)	(1,095)
Eligible liabilities	42,559	43,489	43,851
Total own funds and eligible liabilities[3]	111,021	110,642	112,828

Total RWAs	336,946	338,448	336,518
1CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR II non-compliant capital instruments.
2The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.8%, with £46.4bn of CET1 capital and £336.9bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.
3As at 30 June 2023, the Group's MREL requirement, excluding the PRA buffer, was to hold £98.3bn of own funds and eligible liabilities equating to 29.2% of RWAs. The Group remains above its MREL regulatory requirement including the PRA buffer.

Barclays PLC	56

Treasury and Capital Risk

Movement in CET1 capital	Three months ended 30.06.23	Six months ended 30.06.23
	£m	£m
Opening CET1 capital	45,985	46,878

Profit for the period attributable to equity holders	1,588	3,618
Own credit relating to derivative liabilities	15	8
Ordinary share dividends paid and foreseen	(284)	(622)
Purchased and foreseeable share repurchase	—	(500)
Other equity coupons paid and foreseen	(246)	(507)
Increase in retained regulatory capital generated from earnings	1,073	1,997

Net impact of share schemes	134	(156)
Fair value through other comprehensive income reserve	(74)	75
Currency translation reserve	(642)	(1,173)
Other reserves	(16)	(20)
Decrease in other qualifying reserves	(598)	(1,274)

Pension remeasurements within reserves	(611)	(476)
Defined benefit pension fund asset deduction	598	435
Net impact of pensions	(13)	(41)

Additional value adjustments (PVA)	113	(74)
Goodwill and intangible assets	58	(360)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	63	128
Excess of expected loss over impairment	4	(109)
Adjustment under IFRS 9 transitional arrangements	(39)	(494)
Other regulatory adjustments	(6)	(11)
Increase/(decrease) in regulatory capital due to adjustments and deductions	193	(920)

Closing CET1 capital	46,640	46,640
CET1 capital decreased £0.2bn to £46.6bn (December 2022: £46.9bn).
£3.6bn of capital generated from profit was partially offset by distributions of £1.6bn comprising:
•£0.6bn accrual towards a FY23 dividend
•£0.5bn of buybacks announced with FY22 results
•£0.5bn of equity coupons paid and foreseen
Other significant movements in the period were:
•£1.2bn decrease in the currency translation reserve driven by the strengthening of GBP against USD since December 2022
•£0.4bn increase in the goodwill and intangibles deduction primarily as a result of the acquisition of KMC
•£0.5bn decrease in IFRS 9 transitional relief primarily due to the relief applied to the pre-2020 impairment charge reducing to 0% in 2023 from 25% in 2022 and the relief applied to the post-2022 impairment charge reducing to 50% in 2023 from 75% in 2022.

Barclays PLC	57

Treasury and Capital Risk

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 30.06.23	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	8,377	52,867	245	—	—	124	374	—	11,054	73,041
Corporate and Investment Bank	33,567	75,880	17,551	20,687	454	2,841	16,179	22,251	27,093	216,503
Consumer, Cards and Payments	26,306	4,484	202	51	—	63	3	424	6,527	38,060
Barclays International	59,873	80,364	17,753	20,738	454	2,904	16,182	22,675	33,620	254,563
Head Office	2,584	7,567	—	—	—	—	—	—	(809)	9,342
Barclays Group	70,834	140,798	17,998	20,738	454	3,028	16,556	22,675	43,865	336,946
As at 31.03.23
Barclays UK	7,816	55,174	246	—	—	115	196	—	11,054	74,601
Corporate and Investment Bank	33,904	75,225	17,014	21,692	237	2,811	15,734	23,136	27,093	216,846
Consumer, Cards and Payments	26,511	4,343	205	45	—	60	—	525	6,527	38,216
Barclays International	60,415	79,568	17,219	21,737	237	2,871	15,734	23,661	33,620	255,062
Head Office	2,578	7,016	—	—	—	—	—	—	(809)	8,785
Barclays Group	70,809	141,758	17,465	21,737	237	2,986	15,930	23,661	43,865	338,448
As at 31.12.22
Barclays UK	6,836	54,752	167	—	—	72	233	—	11,023	73,083
Corporate and Investment Bank	35,738	75,413	16,814	21,449	80	3,093	13,716	22,497	27,064	215,864
Consumer, Cards and Payments	27,882	3,773	214	46	—	61	—	388	6,559	38,923
Barclays International	63,620	79,186	17,028	21,495	80	3,154	13,716	22,885	33,623	254,787
Head Office	2,636	6,843	—	—	—	—	—	—	(831)	8,648
Barclays Group	73,092	140,781	17,195	21,495	80	3,226	13,949	22,885	43,815	336,518

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.22)	213,873	41,996	36,834	43,815	336,518
Book size	849	2,181	3,132	50	6,212
Acquisitions and disposals	688	—	—	—	688
Book quality	2,169	(247)	—	—	1,922
Model updates	(2,600)	—	—	—	(2,600)
Methodology and policy	2,461	583	—	—	3,044
Foreign exchange movements[1]	(5,808)	(2,295)	(735)	—	(8,838)
Total RWA movements	(2,241)	222	2,397	50	428
Closing RWAs (as at 30.06.23)	211,632	42,218	39,231	43,865	336,946
1Foreign exchange movements does not include the impact of foreign exchange for modelled market risk or operational risk.
Overall RWAs increased £0.4bn to £336.9bn (December 2022: £336.5bn)
Credit risk RWAs decreased £2.2bn:
•A £2.2bn increase in book quality RWAs primarily driven by changes in risk parameters and HPI refresh within Barclays UK
•A £2.6bn decrease in model updates primarily driven by capital LGD model update for the mortgage portfolio to reflect the significant decrease in repossession volume during and post the COVID pandemic
•A £2.5bn increase in methodology and policy primarily driven by the recalibration of the post model adjustment (PMA) introduced to address the IRB roadmap changes
•A £5.8bn decrease in FX primarily due to the strengthening of GBP against USD since December 2022
Counterparty Credit risk RWAs increased £0.2bn:
•A £2.2bn increase in book size primarily due to an increase in trading activity within derivatives
•A £2.3bn decrease in FX primarily due to the strengthening of GBP against USD since December 2022
Market risk RWAs increased £2.4bn:
•A £3.1bn increase in book size primarily due to increased trading activity

Barclays PLC	58

Treasury and Capital Risk

Leverage ratios[1,2]	As at 30.06.23	As at 31.03.23	As at 31.12.22
	£m	£m	£m
UK leverage ratio	5.1%	5.1%	5.3%
T1 capital	60,339	59,709	60,102
UK leverage exposure	1,183,703	1,168,899	1,129,973
Average UK leverage ratio	4.8%	4.8%	4.8%
Average T1 capital	60,176	59,488	60,865
Average UK leverage exposure	1,261,094	1,251,286	1,280,972
1Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II.
2Fully loaded UK leverage ratio was 5.1%, with £60.1bn of T1 capital and £1,183.5bn of leverage exposure. Fully loaded average UK leverage ratio was 4.8% with £60.0bn of T1 capital and £1,260.9bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II.
The UK leverage ratio decreased to 5.1% (December 2022: 5.3%) primarily due to a £53.7bn increase in leverage exposure to £1,183.7bn (December 2022: £1,130.0bn). This is largely driven by increased trading and client activity within Global Markets.

Barclays PLC	59

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
		Half year ended 30.06.23	Half year ended 30.06.22
	Notes[1]	£m	£m
Interest and similar income		15,632	7,134
Interest and similar expense		(9,309)	(2,371)
Net interest income		6,323	4,763
Fee and commission income	3	5,257	4,726
Fee and commission expense	3	(1,898)	(1,302)
Net fee and commission income	3	3,359	3,424
Net trading income		3,786	5,013
Net investment income		10	(116)
Other income		44	120
Total income		13,522	13,204

Staff costs	4	(4,985)	(4,583)
Infrastructure, administration and general expenses	5	(3,045)	(2,687)
Litigation and conduct		(32)	(1,857)
Operating expenses		(8,062)	(9,127)

Share of post-tax results of associates and joint ventures		(2)	(3)
Profit before impairment		5,458	4,074
Credit impairment charges		(896)	(341)
Profit before tax		4,562	3,733
Tax charge		(914)	(823)
Profit after tax		3,648	2,910

Attributable to:
Equity holders of the parent		3,111	2,475
Other equity instrument holders		507	414
Total equity holders of the parent		3,618	2,889
Non-controlling interests		30	21
Profit after tax		3,648	2,910

Earnings per share
Basic earnings per ordinary share	6	19.9p	14.8p
Diluted earnings per ordinary share	6	19.3p	14.5p

1For Notes to the Financial Statements see pages 66 to 86.

Barclays PLC	60

Condensed Consolidated Financial Statements

Condensed consolidated statement of comprehensive income (unaudited)
		Half year ended 30.06.23	Half year ended 30.06.22
	Notes[1]	£m	£m
Profit after tax		3,648	2,910

Other comprehensive income/(loss) that may be recycled to profit or loss:[2]
Currency translation reserve	14	(1,173)	1,703
Fair value through other comprehensive income reserve	14	77	(913)
Cash flow hedging reserve	14	(755)	(3,818)
Other comprehensive loss that may be recycled to profit		(1,851)	(3,028)

Other comprehensive income/(loss) not recycled to profit or loss:[2]
Retirement benefit remeasurements	13	(476)	1,090
Fair value through other comprehensive income reserve	14	(2)	154
Own credit	14	(494)	855
Other comprehensive income not recycled to profit		(972)	2,099

Other comprehensive loss for the period		(2,823)	(929)

Total comprehensive income for the period		825	1,981

Attributable to:
Equity holders of the parent		795	1,960
Non-controlling interests		30	21
Total comprehensive income for the period		825	1,981
1For Notes to the Financial Statements see pages 66 to 86.
2Reported net of tax.

Barclays PLC	61

Condensed Consolidated Financial Statements

Condensed consolidated balance sheet (unaudited)
		As at 30.06.23	As at 31.12.22
Assets	Notes[1]	£m	£m
Cash and balances at central banks		252,830	256,351
Cash collateral and settlement balances		130,489	112,597
Debt securities at amortised cost[2]		53,147	45,487
Loans and advances at amortised cost to banks		10,895	10,015
Loans and advances at amortised cost to customers		337,363	343,277
Reverse repurchase agreements and other similar secured lending		2,600	776
Trading portfolio assets		165,834	133,813
Financial assets at fair value through the income statement		235,100	213,568
Derivative financial instruments	8	266,312	302,380
Financial assets at fair value through other comprehensive income		66,068	65,062
Investments in associates and joint ventures		900	922
Goodwill and intangible assets	10	8,607	8,239
Property, plant and equipment		3,478	3,616
Current tax assets		100	385
Deferred tax assets		7,371	6,991
Retirement benefit assets	13	4,140	4,743
Other assets		4,480	5,477
Total assets		1,549,714	1,513,699

Liabilities
Deposits at amortised cost from banks		26,827	19,979
Deposits at amortised cost from customers		527,839	525,803
Cash collateral and settlement balances		115,190	96,927
Repurchase agreements and other similar secured borrowing		41,213	27,052
Debt securities in issue		105,018	112,881
Subordinated liabilities	11	11,019	11,423
Trading portfolio liabilities		70,980	72,924
Financial liabilities designated at fair value		314,654	271,637
Derivative financial instruments	8	254,849	289,620
Current tax liabilities		675	580
Deferred tax liabilities		16	16
Retirement benefit liabilities	13	261	264
Other liabilities		11,204	13,789
Provisions	12	1,424	1,544
Total liabilities		1,481,169	1,444,439

Equity
Called up share capital and share premium		4,325	4,373
Other reserves	14	(4,457)	(2,192)
Retained earnings		54,042	52,827
Shareholders' equity attributable to ordinary shareholders of the parent		53,910	55,008
Other equity instruments		13,759	13,284
Total equity excluding non-controlling interests		67,669	68,292
Non-controlling interests		876	968
Total equity		68,545	69,260
1For Notes to the Financial Statements see pages 66 to 86.
2For the fair value of debt securities at amortised cost see page 78 .

Barclays PLC	62

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium[1,2]	Other equity instruments[3]	Other reserves[2,4]	Retained earnings[2]	Total	Non-controlling interests[5]	Total equity
Half year ended 30.06.2023	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2023	4,373	13,284	(2,192)	52,827	68,292	968	69,260
Profit after tax	—	507	—	3,111	3,618	30	3,648
Currency translation movements	—	—	(1,173)	—	(1,173)	—	(1,173)
Fair value through other comprehensive income reserve	—	—	75	—	75	—	75
Cash flow hedges	—	—	(755)	—	(755)	—	(755)
Retirement benefit remeasurements	—	—	—	(476)	(476)	—	(476)
Own credit	—	—	(494)	—	(494)	—	(494)
Total comprehensive income for the period	—	507	(2,347)	2,635	795	30	825
Employee share schemes and hedging thereof	38	—	—	371	409	—	409
Issue and redemption of other equity instruments	—	500	—	(8)	492	(93)	399
Other equity instruments coupon paid	—	(507)	—	—	(507)	—	(507)
Vesting of employee share schemes	—	—	(4)	(484)	(488)	—	(488)
Dividends paid	—	—	—	(793)	(793)	(30)	(823)
Repurchase of shares	(86)	—	86	(503)	(503)	—	(503)
Other movements	—	(25)	—	(3)	(28)	1	(27)
Balance as at 30 June 2023	4,325	13,759	(4,457)	54,042	67,669	876	68,545

	Called up share capital and share premium[1,2]	Other equity instruments[3]	Other reserves[2,4]	Retained earnings[2]	Total	Non-controlling interests[5]	Total equity
Half year ended 31.12.2022	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 July 2022	4,508	12,357	(218)	52,980	69,627	969	70,596
Profit after tax	—	491	—	2,548	3,039	24	3,063
Currency translation movements	—	—	329	—	329	—	329
Fair value through other comprehensive income reserve	—	—	(434)	—	(434)	—	(434)
Cash flow hedges	—	—	(2,564)	—	(2,564)	—	(2,564)
Retirement benefit remeasurements	—	—	—	(1,371)	(1,371)	—	(1,371)
Own credit	—	—	608	—	608	—	608
Total comprehensive income for the period	—	491	(2,061)	1,177	(393)	24	(369)
Employee share schemes and hedging thereof	37	—	—	59	96	—	96
Issue and redemption of other equity instruments	—	917	—	3	920	—	920
Other equity instruments coupon paid	—	(491)	—	—	(491)	—	(491)
Disposal of Absa holding	—	—	(45)	45	—	—	—
Vesting of employee share schemes	—	—	(2)	(21)	(23)	—	(23)
Dividends paid	—	—	—	(364)	(364)	(24)	(388)
Repurchase of shares	(172)	—	172	(1,076)	(1,076)	—	(1,076)
Own credit realisation	—	—	(36)	36	—	—	—
Other movements	—	10	(2)	(12)	(4)	(1)	(5)
Balance as at 31 December 2022	4,373	13,284	(2,192)	52,827	68,292	968	69,260

Barclays PLC	63

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium[1,2]	Other equity instruments[3]	Other reserves[2,4]	Retained earnings[2]	Total	Non-controlling interests[5]	Total equity
Half year ended 30.06.2022	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2022	4,536	12,259	1,770	50,487	69,052	989	70,041
Profit after tax	—	414	—	2,475	2,889	21	2,910
Currency translation movements	—	—	1,703	—	1,703	—	1,703
Fair value through other comprehensive income reserve	—	—	(759)	—	(759)	—	(759)
Cash flow hedges	—	—	(3,818)	—	(3,818)	—	(3,818)
Retirement benefit remeasurements	—	—	—	1,090	1,090	—	1,090
Own credit	—	—	855	—	855	—	855
Total comprehensive income for the period	—	414	(2,019)	3,565	1,960	21	1,981
Employee share schemes and hedging thereof	33	—	—	417	450	—	450
Issue and redemption of other equity instruments	—	115	—	25	140	(20)	120
Other equity instruments coupon paid	—	(414)	—	—	(414)	—	(414)
Disposal of Absa holding	—	—	(39)	39	—	—	—
Vesting of employee share schemes	—	—	7	(464)	(457)	—	(457)
Dividends paid	—	—	—	(664)	(664)	(21)	(685)
Repurchase of shares	(61)	—	61	(432)	(432)	—	(432)
Other movements	—	(17)	2	7	(8)	—	(8)
Balance as at 30 June 2022	4,508	12,357	(218)	52,980	69,627	969	70,596
1As at 30 June 2023, Called up share capital comprises 15,556m (December 2022: 15,871m) ordinary shares of 25p each.
2During the period ended 30 June 2023, Barclays PLC announced and executed a share buy-back of up to £500m. Accordingly, it repurchased and cancelled 343m shares. The nominal value of £86m has been transferred from Share capital to Capital redemption reserve within Other reserves. During the year ended 31 December 2022, two share buybacks were executed, totalling £1500m. Accordingly, Barclays PLC repurchased and cancelled 931m shares. The nominal value of £233m was transferred from Share capital to Capital redemption reserve within Other reserves.
3Other equity instruments of £13,759m (December 2022: £13,284m) comprise AT1 securities issued by Barclays PLC. There were two issuances in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities for £1,745m (net of £5m issuance costs) and one redemption of £1,245m (net of £5m issuance costs, transferred to retained earnings on redemption) for the period ended 30 June 2023. During the period ended 31 December 2022, there were three issuances in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, for £3,158m, which includes issuance costs of £9m and two redemptions totalling £2,126m.
4See Note 14 Other reserves.
5During the period ended 30 June 2023 a redemption notice was published related to the Undated Floating Rate Primary Capital Note Series 1, as a result of which £93m was transferred from non-controlling interests to subordinated liabilities ahead of redemption on 26 July 2023 (year ended 31 December 2022: one redemption of £20m, related to the Undated Floating Rate Primary Capital Notes Series 3).

Barclays PLC	64

Condensed Consolidated Financial Statements

Condensed consolidated cash flow statement (unaudited)
	Half year ended 30.06.23	Half year ended 30.06.22
	£m	£m
Profit before tax	4,562	3,733
Adjustment for non-cash items	10,085	(7,115)
Net decrease/(increase) in loans and advances at amortised cost	7,734	(17,667)
Net increase in deposits at amortised cost	8,919	49,237
Net (decrease)/increase in debt securities in issue	(9,596)	19,748
Changes in other operating assets and liabilities	2,553	14,719
Corporate income tax paid	(346)	(401)
Net cash from operating activities	23,911	62,254
Net cash from investing activities	(14,784)	(14,939)
Net cash from financing activities[1]	(191)	(5,500)
Effect of exchange rates on cash and cash equivalents	(6,069)	7,047
Net increase in cash and cash equivalents	2,867	48,862
Cash and cash equivalents at beginning of the period	278,790	259,206
Cash and cash equivalents at end of the period	281,657	308,068
1Issuance and redemption of debt securities included in financing activities relate to instruments that qualify as eligible liabilities and satisfy regulatory requirements for MREL instruments which came into effect during 2019.

Barclays PLC	65

Financial Statement Notes

1.Basis of preparation
These condensed consolidated interim financial statements ("the financial statements") for the six months ended 30 June 2023 have been prepared in accordance with the Disclosure Guidance and Transparency Rules (DTR) of the UK’s Financial Conduct Authority (FCA), and IAS 34, Interim Financial Reporting, as published by the International Accounting Standards Board (IASB) and adopted by the UK.
The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2022. The annual financial statements for the year ended 31 December 2022 were prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and in accordance with International Financial Reporting Standards (IFRS) and interpretations (IFRICs) as issued by the IASB and adopted by the UK.
The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the Barclays PLC Annual Report for the financial year ended 31 December 2022.
1.Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for a period of at least 12 months from approval of the interim financial statements. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions and includes a review of a working capital report (WCR). The WCR is used by the Directors to assess the future performance of the business and that it has the resources in place that are required to meet its ongoing regulatory requirements. The WCR also includes an assessment of the impact of internally generated stress testing scenarios on the liquidity and capital requirement forecasts. The stress tests used were based upon an assessment of reasonably possible downside economic scenarios that the Group could experience.
The WCR indicated that the Group had sufficient capital in place to support its future business requirements and remained above its regulatory minimum requirements in the internal stress scenarios.
2.Other disclosures
The Credit risk disclosures on pages 28 to 49 form part of these interim financial statements.

Barclays PLC	66

Financial Statement Notes

2.Segmental reporting

Analysis of results by business
	Barclays UK	Barclays International	Head Office	Barclays Group
Half year ended 30.06.23	£m	£m	£m	£m
Total income	3,922	9,722	(122)	13,522
Operating costs	(2,182)	(5,703)	(145)	(8,030)
Litigation and conduct	3	(30)	(5)	(32)
Total operating expenses	(2,179)	(5,733)	(150)	(8,062)
Other net income/(expenses)[1]	—	9	(11)	(2)
Profit/(loss) before impairment	1,743	3,998	(283)	5,458
Credit impairment charges	(208)	(679)	(9)	(896)
Profit/(loss) before tax	1,535	3,319	(292)	4,562

As at 30.06.23	£bn	£bn	£bn	£bn
Total assets	304.8	1,226.4	18.5	1,549.7
Total liabilities	276.9	1,142.4	61.9	1,481.2

	Barclays UK	Barclays International	Head Office	Barclays Group
Half year ended 30.06.22	£m	£m	£m	£m
Total income	3,373	9,940	(109)	13,204
Operating costs	(2,083)	(5,042)	(145)	(7,270)
Litigation and conduct	(25)	(1,832)	—	(1,857)
Total operating expenses	(2,108)	(6,874)	(145)	(9,127)
Other net income/(expenses)[1]	—	13	(16)	(3)
Profit/(loss) before impairment	1,265	3,079	(270)	4,074
Credit impairment (charges)/releases	(48)	(310)	17	(341)
Profit/(loss) before tax	1,217	2,769	(253)	3,733

As at 31.12.22	£bn	£bn	£bn	£bn
Total assets	313.2	1,181.3	19.2	1,513.7
Total liabilities	287.3	1,093.9	63.2	1,444.4
1Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures and gains on acquisitions.

Split of income by geographic region[1]
	Half year ended 30.06.23	Half year ended 30.06.22
	£m	£m
United Kingdom	7,312	7,972
Europe	1,265	1,311
Americas	4,187	3,200
Africa and Middle East	42	31
Asia	716	690
Total	13,522	13,204
1The geographical analysis is based on the location of the office where the transactions are recorded.

Barclays PLC	67

Financial Statement Notes

3.Net fee and commission income
Fee and commission income is disaggregated below and includes a total for fees in scope of IFRS 15, Revenue from Contracts with Customers:

	Barclays UK	Barclays International	Head Office	Total
Half year ended 30.06.23	£m	£m	£m	£m
Fee type
Transactional	560	1,827	—	2,387
Advisory	57	457	—	514
Brokerage and execution	122	1,042	—	1,164
Underwriting and syndication	—	1,036	—	1,036
Other	27	53	2	82
Total revenue from contracts with customers	766	4,415	2	5,183
Other non-contract fee income	—	74	—	74
Fee and commission income	766	4,489	2	5,257
Fee and commission expense	(188)	(1,707)	(3)	(1,898)
Net fee and commission income	578	2,782	(1)	3,359

	Barclays UK	Barclays International	Head Office	Total
Half year ended 30.06.22	£m	£m	£m	£m
Fee type
Transactional	515	1,448	—	1,963
Advisory	83	511	—	594
Brokerage and execution	125	762	—	887
Underwriting and syndication	—	1,102	—	1,102
Other	29	80	2	111
Total revenue from contracts with customers	752	3,903	2	4,657
Other non-contract fee income	—	69	—	69
Fee and commission income	752	3,972	2	4,726
Fee and commission expense	(147)	(1,153)	(2)	(1,302)
Net fee and commission income	605	2,819	—	3,424
Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees. These include interchange and merchant fee income generated from credit and bank card usage.
Advisory fees are generated from wealth management services and investment banking advisory services related to mergers, acquisitions and financial restructurings.
Brokerage and execution fees are earned for executing client transactions with various exchanges and over-the-counter markets and assisting clients in clearing transactions and facilitating foreign exchange transactions for spot/forward contracts.
Underwriting and syndication fees are earned for the distribution of client equity or debt securities and the arrangement and administration of a loan syndication. These include commitment fees to provide loan financing.

Barclays PLC	68

Financial Statement Notes

4.Staff costs

	Half year ended 30.06.23	Half year ended 30.06.22
Compensation costs	£m	£m
Upfront bonus charge	665	705
Deferred bonus charge	263	280
Other incentives	42	44
Performance costs	970	1,029
Salaries	2,540	2,278
Social security costs	399	377
Post-retirement benefits	268	282
Other compensation costs	281	241
Total compensation costs	4,458	4,207

Other resourcing costs
Outsourcing	340	268
Redundancy and restructuring	63	(15)
Temporary staff costs	53	53
Other	71	70
Total other resourcing costs	527	376

Total staff costs	4,985	4,583

Barclays Group compensation costs as a % of total income	33.0%	31.9%
5.Infrastructure, administration and general expenses

	Half year ended 30.06.23	Half year ended 30.06.22
Infrastructure costs	£m	£m
Property and equipment	857	758
Depreciation and amortisation	902	863
Impairment of property, equipment and intangible assets	18	21
Total infrastructure costs	1,777	1,642

Administration and general expenses
Consultancy, legal and professional fees	336	288
Marketing and advertising	288	206
Other administration and general expenses	644	551
Total administration and general expenses	1,268	1,045

Total infrastructure, administration and general expenses	3,045	2,687

Barclays PLC	69

Financial Statement Notes

6.Earnings per share

	Half year ended 30.06.23	Half year ended 30.06.22
	£m	£m
Profit attributable to ordinary equity holders of the parent	3,111	2,475

	m	m
Basic weighted average number of shares in issue	15,645	16,684
Number of potential ordinary shares	470	428
Diluted weighted average number of shares	16,115	17,112

	p	p
Basic earnings per ordinary share	19.9	14.8
Diluted earnings per ordinary share	19.3	14.5
7.Dividends on ordinary shares

	Half year ended 30.06.23		Half year ended 30.06.22
	Per share	Total	Per share	Total
Dividends paid during the period	p	£m	p	£m
Full year dividend paid during period	5.00	793	4.00	664
A half year dividend for 2023 of 2.7p (H122: 2.25p) per ordinary share will be paid on 15 September 2023 to shareholders on the register on 11 August 2023.
For qualifying American Depositary Receipt (ADR) holders, the half year dividend of 2.7p per ordinary share becomes 10.8p per American Depositary Share (representing 4 shares). The depositary bank will post the half year dividend on 15 September 2023 to ADR holders on the record at close of business on 11 August 2023.
The Directors have confirmed their intention to initiate a share buyback of up to £750m after the balance sheet date. The share buyback is expected to commence in the third quarter of 2023. The financial statements for the six months ended 30 June 2023 do not reflect the impact of the proposed share buyback, which will be accounted for as and when shares are repurchased by the Company.

Barclays PLC	70

Financial Statement Notes

8.Derivative financial instruments

	Contract notional amount	Fair value
		Assets	Liabilities
As at 30.06.23	£m	£m	£m
Foreign exchange derivatives	6,411,178	89,839	(83,459)
Interest rate derivatives	53,452,259	119,533	(107,171)
Credit derivatives	1,482,669	5,280	(5,999)
Equity and stock index and commodity derivatives	2,835,137	49,986	(57,777)
Derivative assets/(liabilities) held for trading	64,181,243	264,638	(254,406)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	156,774	1,428	—
Derivatives designated as fair value hedges	125,205	201	(434)
Derivatives designated as hedges of net investments	3,864	45	(9)
Derivative assets/(liabilities) designated in hedge accounting relationships	285,843	1,674	(443)

Total recognised derivative assets/(liabilities)	64,467,086	266,312	(254,849)

As at 31.12.22
Foreign exchange derivatives	5,908,087	109,288	(103,918)
Interest rate derivatives	42,506,611	134,496	(121,290)
Credit derivatives	1,727,220	5,423	(6,052)
Equity and stock index and commodity derivatives	2,547,855	52,440	(57,313)
Derivative assets/(liabilities) held for trading	52,689,773	301,647	(288,573)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	155,483	549	(212)
Derivatives designated as fair value hedges	126,060	83	(815)
Derivatives designated as hedges of net investments	3,962	101	(20)
Derivative assets/(liabilities) designated in hedge accounting relationships	285,505	733	(1,047)

Total recognised derivative assets/(liabilities)	52,975,278	302,380	(289,620)
The IFRS netting posted against derivative assets was £74bn including £16bn of cash collateral netted (December 2022: £76bn including £15bn cash collateral netted) and £74bn for liabilities including £16bn of cash collateral netted (December 2022: £77bn including £15bn of cash collateral netted). Derivative asset exposures would be £237bn (December 2022: £273bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral of £34bn (December 2022: £35bn). Similarly, derivative liabilities would be £228bn (December 2022: £264bn) lower reflecting counterparty netting and cash collateral placed of £24bn (December 2022: £25bn). In addition, non-cash collateral of £11bn (December 2022: £11bn) was held in respect of derivative assets and £3bn (December 2022: £1bn) was placed in respect of derivative liabilities. Collateral amounts are limited to net on balance sheet exposure so as to not include over-collateralisation.

Barclays PLC	71

Financial Statement Notes

9.Fair value of financial instruments
This section should be read in conjunction with Note 17, Fair value of financial instruments of the Barclays PLC Annual Report 2022 which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used.
Valuation
The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 30.06.23	£m	£m	£m	£m
Trading portfolio assets	87,003	72,032	6,799	165,834
Financial assets at fair value through the income statement	6,144	219,938	9,018	235,100
Derivative financial instruments	3,484	258,295	4,533	266,312
Financial assets at fair value through other comprehensive income	24,477	41,477	114	66,068
Investment property	—	—	2	2
Total assets	121,108	591,742	20,466	733,316

Trading portfolio liabilities	(37,451)	(33,477)	(52)	(70,980)
Financial liabilities designated at fair value	(115)	(313,439)	(1,100)	(314,654)
Derivative financial instruments	(4,064)	(245,517)	(5,268)	(254,849)
Total liabilities	(41,630)	(592,433)	(6,420)	(640,483)

As at 31.12.22
Trading portfolio assets	62,478	64,855	6,480	133,813
Financial assets at fair value through the income statement	5,720	198,723	9,125	213,568
Derivative financial instruments	10,054	287,152	5,174	302,380
Financial assets at fair value through other comprehensive income	20,704	44,347	11	65,062
Investment property	—	—	5	5
Total assets	98,956	595,077	20,795	714,828

Trading portfolio liabilities	(44,128)	(28,740)	(56)	(72,924)
Financial liabilities designated at fair value	(133)	(270,454)	(1,050)	(271,637)
Derivative financial instruments	(10,823)	(272,434)	(6,363)	(289,620)
Total liabilities	(55,084)	(571,628)	(7,469)	(634,181)

Barclays PLC	72

Financial Statement Notes

The following table shows the Group’s Level 3 assets and liabilities that are held at fair value disaggregated by product type:

	As at 30.06.23		As at 31.12.22
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
Interest rate derivatives	2,523	(2,043)	2,362	(2,858)
Foreign exchange derivatives	182	(177)	1,513	(1,474)
Credit derivatives	342	(694)	290	(603)
Equity derivatives	1,488	(2,356)	1,009	(1,428)
Corporate debt	1,769	(35)	1,677	(49)
Reverse repurchase and repurchase agreements	44	(643)	37	(434)
Non-asset backed loans	9,631	—	9,949	—
Private equity investments	1,280	(8)	1,291	(8)
Other[1]	3,207	(464)	2,667	(615)
Total	20,466	(6,420)	20,795	(7,469)
1Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, asset backed securities, equity cash products, issued debt, commercial paper, Government and government sponsored debt and investment property.
Assets and liabilities reclassified between Level 1 and Level 2
During the period, there were no material transfers between Level 1 and Level 2 (period ended 31 December 2022: no material transfers between Level 1 and Level 2).
Level 3 movement analysis
The following table summarises the movements in the balances of Level 3 assets and liabilities during the period. The table shows gains and losses and includes amounts for all financial assets and liabilities that are held at fair value transferred to and from Level 3 during the period. Transfers have been reflected as if they had taken place at the beginning of the period.
Asset and liability moves between Level 2 and Level 3 are primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Barclays PLC	73

Financial Statement Notes

Level 3 movement analysis
						Total gains and (losses) in the period recognised in the income statement		Total gains or (losses) recognised in OCI	Transfers
	As at 01.01.23	Purchases	Sales	Issues	Settle-ments	Trading income	Other income		In	Out	As at 30.06.23
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	597	336	(118)	—	(53)	5	—	—	36	(29)	774
Non-asset backed loans	4,837	919	(1,152)	—	(311)	4	—	—	556	(334)	4,519
Other	1,046	1,030	(606)	—	(38)	(43)	—	—	430	(313)	1,506
Trading portfolio assets	6,480	2,285	(1,876)	—	(402)	(34)	—	—	1,022	(676)	6,799

Corporate debt	1,079	—	(120)	—	—	(20)	(3)	—	—	—	936
Non-asset backed loans	5,112	1,051	(305)	—	(641)	(46)	(42)	—	50	(114)	5,065
Private equity investments	1,284	50	(22)	—	(3)	(50)	14	—	2	—	1,275
Reverse repurchase and repurchase agreements	38	—	—	—	—	(11)	—	—	46	(29)	44
Other	1,612	796	(530)	—	(151)	(26)	(9)	—	22	(16)	1,698
Financial assets at fair value through the income statement	9,125	1,897	(977)	—	(795)	(153)	(40)	—	120	(159)	9,018

Corporate debt	—	13	—	—	—	—	—	—	46	—	59
Non-asset backed loans	—	47	—	—	—	—	—	—	—	—	47
Private equity investments	7	—	—	—	—	—	—	(2)	—	—	5
Other	4	—	—	—	(1)	—	—	—	—	—	3
Assets at fair value through other comprehensive income	11	60	—	—	(1)	—	—	(2)	46	—	114

Investment property	5	—	—	—	—	—	(3)	—	—	—	2

Trading portfolio liabilities	(56)	(16)	4	—	—	15	—	—	(8)	9	(52)

Financial liabilities designated at fair value	(1,050)	—	—	(226)	—	4	(1)	—	(290)	463	(1,100)

Interest rate derivatives	(496)	2	—	—	19	(35)	—	—	544	446	480
Foreign exchange derivatives	39	—	—	—	—	(31)	—	—	12	(15)	5
Credit derivatives	(313)	(191)	5	—	66	13	—	—	52	16	(352)
Equity derivatives	(419)	(90)	—	—	(132)	(135)	—	—	(104)	12	(868)
Net derivative financial instruments[1]	(1,189)	(279)	5	—	(47)	(188)	—	—	504	459	(735)

Total	13,326	3,947	(2,844)	(226)	(1,245)	(356)	(44)	(2)	1,394	96	14,046
1Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £4,533m and derivative financial liabilities were £5,268m.

Barclays PLC	74

Financial Statement Notes

Level 3 movement analysis
	As at 01.01.22	Purchases	Sales	Issues	Settle- ments	Total gains and (losses) in the period recognised in the income statement		Total gains or (losses) recognised in OCI	Transfers		As at 30.06.22
						Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	389	90	(144)	—	(17)	54	—	—	43	(11)	404
Non-asset backed loans	758	2,448	(459)	—	—	11	—	—	50	(113)	2,695
Other	1,134	419	(178)	—	(302)	60	—	—	191	(167)	1,157
Trading portfolio assets	2,281	2,957	(781)	—	(319)	125	—	—	284	(291)	4,256

Corporate debt	816	45	—	—	(148)	55	—	—	—	—	768
Non-asset backed loans	5,647	1,847	(757)	—	(484)	(334)	—	—	52	(9)	5,962
Private equity investments	1,095	99	(16)	—	(1)	84	(26)	—	59	(4)	1,290
Reverse repurchase and repurchase agreements	13	66	—	—	(12)	16	—	—	95	—	178
Other	2,141	4,706	(5,579)	—	4	(57)	184	—	4	(19)	1,384
Financial assets at fair value through the income statement	9,712	6,763	(6,352)	—	(641)	(236)	158	—	210	(32)	9,582

Non-asset backed loans	—	—	—	—	—	—	—	1	6	—	7
Asset backed securities	38	—	—	—	—	—	—	(2)	—	—	36
Assets at fair value through other comprehensive income	38	—	—	—	—	—	—	(1)	6	—	43

Investment property	7	—	(1)	—	—	—	(1)	—	—	—	5

Trading portfolio liabilities	(27)	(35)	3	—	—	(29)	—	—	—	6	(82)

Financial liabilities designated at fair value	(410)	(5)	—	(13)	47	(22)	—	—	(81)	37	(447)

Interest rate derivatives	(260)	25	—	—	(4)	(305)	(9)	—	271	6	(276)
Foreign exchange derivatives	2	—	—	—	(9)	273	—	—	(65)	25	226
Credit derivatives	(386)	(36)	5	—	60	(99)	—	—	20	55	(381)
Equity derivatives	(1,405)	(83)	—	—	171	980	(1)	—	(9)	272	(75)
Net derivative financial instruments[1]	(2,049)	(94)	5	—	218	849	(10)	—	217	358	(506)

Total	9,552	9,586	(7,126)	(13)	(695)	687	147	(1)	636	78	12,851
1Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £3,873m and derivative financial liabilities were £4,379m.

Barclays PLC	75

Financial Statement Notes

Unrealised gains and losses on Level 3 financial assets and liabilities
The following table discloses the unrealised gains and losses recognised in the period arising on Level 3 financial assets and liabilities held at the period end.

	Half year ended 30.06.23				Half year ended 30.06.22
	Income statement		Other compre hensive income	Total	Income statement		Other compre hensive income	Total
	Trading income	Other income			Trading income	Other income
	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	(35)	—	—	(35)	121	—	—	121
Financial assets at fair value through the income statement	(144)	(40)	—	(184)	(165)	(22)	—	(187)
Financial assets at fair value through other comprehensive income	—	—	(2)	(2)	—	—	(1)	(1)
Investment properties	—	(3)	—	(3)	—	(1)	—	(1)
Trading portfolio liabilities	15	—	—	15	(35)	—	—	(35)
Financial liabilities designated at fair value	2	(1)	—	1	(14)	—	—	(14)
Net derivative financial instruments	(186)	—	—	(186)	862	(1)	—	861
Total	(348)	(44)	(2)	(394)	769	(24)	(1)	744
Valuation techniques and sensitivity analysis
Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.
Sensitivities are dynamically calculated on a monthly basis. The calculation is based on range or spread data of a reliable reference source or a scenario based on relevant market analysis alongside the impact of using alternative models. Sensitivities are calculated without reflecting the impact of any diversification in the portfolio.
Current year valuation and sensitivity methodologies are consistent with those described within Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2022.

Sensitivity analysis of valuations using unobservable inputs

	As at 30.06.23				As at 31.12.22
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement	Equity	Income statement	Equity	Income statement	Equity	Income statement	Equity
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate derivatives	123	—	(186)	—	119	—	(155)	—
Foreign exchange derivatives	11	—	(17)	—	16	—	(22)	—
Credit derivatives	26	—	(79)	—	79	—	(71)	—
Equity derivatives	186	—	(264)	—	161	—	(168)	—
Corporate debt	23	—	(22)	—	45	—	(27)	—
Non-asset backed loans	360	1	(590)	(1)	316	—	(521)	—
Private equity investments	240	1	(239)	(1)	268	1	(281)	(1)
Other[1]	126	—	(124)	—	71	—	(82)	—
Total	1,095	2	(1,521)	(2)	1,075	1	(1,327)	(1)
1Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, asset backed securities, equity cash products, issued debt, commercial paper, Government and government sponsored debt and investment property.

Barclays PLC	76

Financial Statement Notes

The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £1,097m (December 2022: £1,076m) or to decrease fair values by up to £1,523m (December 2022: £1,328m) with substantially all the potential effect impacting profit and loss rather than reserves.
Significant unobservable inputs
The valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 are consistent with Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2022.
Fair value adjustments
Key balance sheet valuation adjustments are quantified below:

	As at 30.06.23	As at 31.12.22
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(554)	(577)
Uncollateralised derivative funding	(24)	(11)
Derivative credit valuation adjustments	(241)	(319)
Derivative debit valuation adjustments	196	208
•Exit price adjustments derived from market bid-offer spreads decreased by £23m to £554m
•Uncollateralised derivative funding increased by £13m to £24m
•Derivative credit valuation adjustments decreased by £78m to £241m as a result of tightening input counterparty credit spreads
•Derivative debit valuation adjustments decreased by £12m to £196m
Portfolio exemption
The Group uses the portfolio exemption in IFRS 13, Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.
Unrecognised gains as a result of the use of valuation models using unobservable inputs
The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £197m (December 2022: £126m) for financial instruments measured at fair value and £209m (December 2022: £216m) for financial instruments carried at amortised cost. There are additions and FX gains of £107m (December 2022: £59m) and amortisation and releases of £36m (December 2022: £66m) for financial instruments measured at fair value and additions of £nil (December 2022: £nil) and amortisation and releases of £7m (December 2022: £14m) for financial instruments carried at amortised cost.
Third party credit enhancements
Structured and brokered certificates of deposit issued by the Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by premiums that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on balance sheet value of these brokered certificates of deposit amounted to £4,648m (December 2022: £5,197m).

Barclays PLC	77

Financial Statement Notes

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value
Valuation methodologies employed in calculating the fair value of financial assets and liabilities measured at amortised cost are consistent with those described within Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2022.
The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Group’s balance sheet.

	As at 30.06.23		As at 31.12.22
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets	£m	£m	£m	£m
Debt securities at amortised cost	53,147	51,615	45,487	44,815
Loans and advances at amortised cost	348,258	341,484	353,292	346,846
Reverse repurchase agreements and other similar secured lending	2,600	2,600	776	776

Financial liabilities
Deposits at amortised cost	(554,666)	(554,536)	(545,782)	(545,738)
Repurchase agreements and other similar secured borrowing	(41,213)	(41,211)	(27,052)	(27,054)
Debt securities in issue	(105,018)	(105,546)	(112,881)	(113,276)
Subordinated liabilities	(11,019)	(11,001)	(11,423)	(11,474)
10.Goodwill and intangible assets
The Group performed an impairment review to assess the recoverability of its goodwill and intangible asset balances as at 31 December 2022. The outcome of this review is disclosed on pages 473-476 of the Barclays PLC Annual Report 2022. No impairment was recognised as a result of the review as value in use exceeded carrying amount. The increased goodwill in the period is primarily a result of the Kensington Mortgage Company acquisition in March 2023. A review of the Group's goodwill and intangible assets as at 30 June 2023 did not identify any factors indicating impairment.
In May 2023, Barclays Bank UK PLC sold the entire issued share capital of Barclays Asset Management Limited and Barclays Investment Solutions Limited along with certain other assets and liabilities, business guarantees and business contracts (together with the transfer of associated employees of Barclays Bank UK PLC) to Barclays Bank PLC. As a result of this transfer, Intangible assets of approximately £0.2bn held within Barclays Execution Services Limited has been allocated from Personal Banking to Private Banking.
11.Subordinated liabilities

	Half year ended 30.06.23	Year ended 31.12.22
	£m	£m
Opening balance as at 1 January	11,423	12,759
Issuances	1,317	1,477
Redemptions	(1,362)	(2,679)
Other	(359)	(134)
Closing balance	11,019	11,423
Issuances of £1,317m comprise £1,180m USD 7.119% Fixed-to-Floating Rate Subordinated Callable Notes issued externally by Barclays PLC and £137m USD Floating Rate Notes issued externally by a Barclays subsidiary.
Redemptions of £1,362m comprise £1,345m EUR 2% Fixed Rate Subordinated Notes issued externally by Barclays PLC and £17m USD Floating Rate Notes issued externally by a Barclays subsidiary.
Other movements predominantly comprise foreign exchange movements and fair value hedge adjustments. In addition, it also includes a UT2 instrument (£99m) which was previously equity accounted and has now been reclassified to Dated Subordinated Liabilities, on the basis of an irrevocable notice of redemption being issued in June 2023.

Barclays PLC	78

Financial Statement Notes

12.Provisions

	As at 30.06.23	As at 31.12.22
	£m	£m
Customer redress	349	378
Legal, competition and regulatory matters	105	159
Redundancy and restructuring	121	136
Undrawn contractually committed facilities and guarantees	549	583
Sundry provisions	300	288
Total	1,424	1,544
13.Retirement benefits
As at 30 June 2023, the Group’s IAS 19 net pension surplus across all schemes was £3.9bn (December 2022: £4.5bn). The UK Retirement Fund (UKRF), which is the Group’s main scheme, had an IAS 19 net pension surplus of £4.1bn (December 2022: £4.7bn). The movement for the UKRF was mainly driven by: actual price inflation being higher than assumed, future long-term price inflation expected to be higher than assumed at the start of the year, assets underperforming relative to the discount rate, partially offset by an increase in discount rate.
UKRF funding valuations
The latest triennial actuarial valuation of the UKRF with an effective date of 30 September 2022 was completed in February 2023. The valuation showed a funding surplus of £2bn (2021 update: £0.6bn surplus).
As the UKRF had a funding surplus at the valuation date, the 2023 deficit reduction contribution (£286m), agreed as part of the 2019 triennial actuarial valuation, is no longer required, and no recovery plan is needed.
14.Other reserves

	As at 30.06.23	As at 31.12.22
	£m	£m
Currency translation reserve	3,599	4,772
Fair value through other comprehensive income reserve	(1,485)	(1,560)
Cash flow hedging reserve	(7,990)	(7,235)
Own credit reserve	(27)	467
Other reserves and treasury shares	1,446	1,364
Total	(4,457)	(2,192)
Currency translation reserve
The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.
As at 30 June 2023, there was a cumulative gain of £3,599m (December 2022: £4,772m gain) in the currency translation reserve, a loss during the period of £1,173m. This principally reflects the strengthening of GBP against USD and EUR during the period.
Fair value through other comprehensive income reserve
The fair value through other comprehensive income reserve represents the total of unrealised gains and losses on fair value through other comprehensive income investments since initial recognition.
As at 30 June 2023, there was a cumulative loss of £1,485m (December 2022: £1,560m loss) in the reserve, a gain during the period of £75m. This is principally driven by a gain of £131m from the increase in fair value of bonds (net of hedges) due to decreasing bond yields which was partially offset by a net gain of £25m transferred to the income statement and a tax charge of £31m.
Cash flow hedging reserve
The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.
As at 30 June 2023, there was a cumulative loss of £7,990m (December 2022: £7,235m loss) in the cash flow hedging reserve, a loss during the period of £755m. This principally reflects a £1,793m loss from the fair value movement of interest rate swaps held for hedging purposes as major interest rate forward curves increased offset by £741m of losses transferred to the income statement and a tax credit of £297m.

Barclays PLC	79

Financial Statement Notes

Own credit reserve
The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.
As at 30 June 2023, there was a cumulative loss of £27m (December 2022: £467m gain) in the own credit reserve, a loss of £494m during the period. This principally reflects a £682m loss from tightening of credit spreads partially offset by tax credit of £188m.
Other reserves and treasury shares
Other reserves relate to redeemed ordinary and preference shares issued by the Group. Treasury shares relate to Barclays PLC shares held principally in relation to the Group’s various share schemes.
As at 30 June 2023, there was a balance of £1,446m (December 2022: £1,364m gain). This principally reflects an increase of £86m due to the repurchase of 343m shares as part of the share buybacks conducted in 2023 offset by a £4m movement in the treasury shares balance held in relation to employee share schemes.
15.Contingent liabilities and commitments

	As at 30.06.23	As at 31.12.22
Contingent liabilities and financial guarantees	£m	£m
Guarantees and letters of credit pledged as collateral security	18,720	17,760
Performance guarantees, acceptances and endorsements	6,777	6,445
Total	25,497	24,205

Commitments
Documentary credits and other short-term trade related transactions	1,356	1,748
Standby facilities, credit lines and other commitments	380,197	393,760
Total	381,553	395,508
Further details on contingent liabilities, where it is not practicable to disclose an estimate of the potential financial effect on Barclays relating to legal and competition and regulatory matters can be found in Note 16.
16.Legal, competition and regulatory matters
The Group faces legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.
The recognition of provisions in relation to such matters involves critical accounting estimates and judgments in accordance with the relevant accounting policies applicable to Note 12, Provisions. We have not disclosed an estimate of the potential financial impact or effect on the Group of contingent liabilities where it is not currently practicable to do so. Various matters detailed in this note seek damages of an unspecified amount. While certain matters specify the damages claimed, such claimed amounts do not necessarily reflect the Group’s potential financial exposure in respect of those matters.
Matters are ordered under headings corresponding to the financial statements in which they are disclosed.
1.Barclays PLC and Barclays Bank PLC
Investigations into certain advisory services agreements
FCA proceedings
In 2008, Barclays Bank PLC and Qatar Holdings LLC entered into two advisory service agreements (the Agreements). The Financial Conduct Authority (FCA) conducted an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings) and therefore should have been disclosed in the announcements or public documents relating to the Capital Raisings. In 2013, the FCA issued warning notices (the Warning Notices) finding that Barclays PLC and Barclays Bank PLC acted recklessly and in breach of certain disclosure-related listing rules, and that Barclays PLC was also in breach of Listing Principle 3. The financial penalty provided in the Warning Notices was £50m. Barclays PLC and Barclays Bank PLC contested the findings. In September 2022, the FCA’s Regulatory Decisions Committee (RDC) issued Decision Notices finding that Barclays PLC and Barclays Bank PLC breached certain disclosure-related listing rules. The RDC also found that in relation to the disclosures made in the Capital Raising of November 2008, Barclays PLC and Barclays Bank PLC acted recklessly, and that Barclays PLC breached Listing Principle 3. The RDC upheld the combined penalty of £50m on Barclays PLC and Barclays Bank PLC, the same penalty as in the Warning Notices. Barclays PLC and Barclays Bank PLC have referred the RDC’s findings to the Upper Tribunal for reconsideration.

Barclays PLC	80

Financial Statement Notes

Investigations into LIBOR and other benchmarks and related civil actions
Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have conducted investigations relating to Barclays Bank PLC’s involvement in allegedly manipulating certain financial benchmarks, such as LIBOR. Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to the alleged manipulation of LIBOR and/or other benchmarks.
USD LIBOR civil actions
The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes in the US District Court in the Southern District of New York (SDNY). The complaints are substantially similar and allege, among other things, that Barclays PLC, Barclays Bank PLC, Barclays Capital Inc. (BCI) and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the US Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.
Putative class actions and individual actions seek unspecified damages with the exception of one lawsuit, in which the plaintiffs are seeking no less than $100m in actual damages and additional punitive damages against all defendants, including Barclays Bank PLC. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO. Barclays Bank PLC has previously settled certain claims. The financial impact of these settlements is not material to the Group’s operating results, cash flows or financial position.
Sterling LIBOR civil actions
In 2016, two putative class actions filed in the SDNY against Barclays Bank PLC, BCI and other Sterling LIBOR panel banks alleging, among other things, that the defendants manipulated the Sterling LIBOR rate in violation of the Antitrust Act, CEA and RICO, were consolidated. The defendants’ motion to dismiss the claims was granted in 2018. The plaintiffs have appealed the dismissal.
Japanese Yen LIBOR civil actions
In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a lead plaintiff involved in exchange-traded derivatives and members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel. The complaint alleges, among other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and the Antitrust Act. In 2014, the court dismissed the plaintiff’s antitrust claims, and, in 2020, the court dismissed the plaintiff’s remaining CEA claims.
In 2015, a second putative class action, making similar allegations to the above class action, was filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI. Barclays and the plaintiffs reached a settlement of $17.75m for both actions, which received final court approval in March 2023. This matter is now concluded.
ICE LIBOR civil action
In August 2020, an action related to the LIBOR benchmark administered by the Intercontinental Exchange Inc. and certain of its affiliates (ICE) was filed by a group of individual plaintiffs in the US District Court for the Northern District of California on behalf of individual borrowers and consumers of loans and credit cards with variable interest rates linked to USD ICE LIBOR. The plaintiffs’ motion seeking, among other things, preliminary and permanent injunctions to enjoin the defendants from continuing to set LIBOR or enforce any financial instrument that relies in whole or in part on USD LIBOR was denied. The defendants’ motion to dismiss the case was granted in September 2022. The plaintiffs have filed an amended complaint, which the defendants have moved to dismiss.
Non-US benchmarks civil actions
There remains one claim, issued in 2017, against Barclays Bank PLC and other banks in the UK in connection with alleged manipulation of LIBOR. Proceedings have also been brought in a number of other jurisdictions in Europe, Argentina and Israel relating to alleged manipulation of LIBOR and EURIBOR. Additional proceedings in other jurisdictions may be brought in the future.
Credit Default Swap civil action
A putative antitrust class action is pending in New Mexico federal court against Barclays Bank PLC, BCI and various other financial institutions. The plaintiffs, the New Mexico State Investment Council and certain New Mexico pension funds, allege that the defendants conspired to manipulate the benchmark price used to value Credit Default Swap (CDS) contracts at settlement (i.e. the CDS final auction price). The plaintiffs allege violations of US antitrust laws and the CEA, and unjust enrichment under state law. The defendants’ motion to dismiss was denied in June 2023.

Barclays PLC	81

Financial Statement Notes

Foreign Exchange investigations and related civil actions
The Group has been the subject of investigations in various jurisdictions in relation to certain sales and trading practices in the Foreign Exchange market. Settlements were reached in various jurisdictions in connection with these investigations, including the EU and US. The financial impact of any remaining ongoing investigations is not expected to be material to the Group’s operating results, cash flows or financial position. Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to alleged manipulation of Foreign Exchange markets.
US FX opt out civil action
In 2018, Barclays Bank PLC and BCI settled a consolidated action filed in the SDNY, alleging manipulation of Foreign Exchange markets (Consolidated FX Action), for a total amount of $384m. Also in 2018, a group of plaintiffs, who opted out of the Consolidated FX Action, filed a complaint in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants. Some of the plaintiffs’ claims were dismissed in 2020. Barclays PLC, Barclays Bank PLC, and BCI have reached a settlement of all claims against them in the matter. A settlement payment was made in April 2023 and the matter is now concluded. The financial impact of this settlement is not material to the Group’s operating results, cash flows or financial position.
US retail basis civil action
In 2015, a putative class action was filed against several international banks, including Barclays PLC and BCI, on behalf of a proposed class of individuals who exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The SDNY has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against the Group and all other defendants. The plaintiffs filed an amended complaint. The defendants’ motion for summary judgment was granted in March 2023, dismissing the plaintiffs’ remaining claims. The plaintiffs are appealing the decision.
Non-US FX civil actions
Legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays Execution Services Limited (BX) in connection with alleged manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe, Israel, Brazil and Australia. Additional proceedings may be brought in the future.
The above-mentioned proceedings include two purported class actions filed against Barclays PLC, Barclays Bank PLC, BX, BCI and other financial institutions in the UK Competition Appeal Tribunal (CAT) in 2019. The CAT refused to certify these claims in the first quarter of 2022. In July 2023, the Court of Appeal overturned the CAT’s decision and found that the claims should be certified on an opt out basis. The Court of Appeal upheld the CAT’s determination as to which of the two purported class representatives should be chosen to bring the claim. Subject to any further appeal, only the claim brought by the chosen class representative will now proceed in the CAT. Also in 2019, a separate claim was filed in the UK in the High Court of Justice (High Court), and subsequently transferred to the CAT, by various banks and asset management firms against Barclays Bank PLC and other financial institutions alleging breaches of European and UK competition laws related to FX trading. This claim has been settled as part of the settlement payment referred to under the US FX opt out civil action above and the matter is now concluded.
Metals-related civil actions
A US civil complaint alleging manipulation of the price of silver in violation of the CEA, the Antitrust Act and state antitrust and consumer protection laws was brought by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, BCI and BX, and transferred to the SDNY. The complaint was dismissed against these Barclays entities and certain other defendants in 2018, and against the remaining defendants in May 2023. The plaintiffs have appealed the dismissal of the complaint against all defendants.
Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices.
US residential mortgage related civil actions
There are two US Residential Mortgage-Backed Securities (RMBS) related civil actions arising from unresolved repurchase requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties (R&Ws) made by Barclays Bank PLC and/or a subsidiary acquired in 2007. In one action, the parties have agreed to settle the litigation. The financial impact of the settlement is not material to the Group’s operating results, cash flows or financial position. The other repurchase action is pending.

Barclays PLC	82

Financial Statement Notes

Government and agency securities civil actions
Treasury auction securities civil actions
Consolidated putative class action complaints filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Antitrust Act and state common law allege that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The court dismissed the consolidated action in March 2021. The plaintiffs filed an amended complaint. The defendants’ motion to dismiss the amended complaint was granted in March 2022. The plaintiffs are appealing this decision.
In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury securities market in violation of the Antitrust Act, the CEA and state common law. This action remains stayed.
Supranational, Sovereign and Agency bonds civil actions
Civil antitrust actions have been filed in the SDNY and Federal Court of Canada in Toronto against Barclays Bank PLC, BCI, BX, Barclays Capital Securities Limited and, with respect to the civil action filed in Canada only, Barclays Capital Canada, Inc. and other financial institutions alleging that the defendants conspired to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds. The SDNY actions were dismissed and these matters are now concluded.
In the Federal Court of Canada action, the parties have reached a settlement in principle, which will require court approval. The financial impact of the settlement is not expected to be material to the Group’s operating results, cash flows or financial position.
Variable Rate Demand Obligations civil actions
Civil actions have been filed against Barclays Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. Two actions in state court have been filed by private plaintiffs on behalf of the states of Illinois and California. Three putative class action complaints have been consolidated in the SDNY. In the consolidated SDNY class action, certain of the plaintiffs’ claims were dismissed in November 2020 and June 2022 and the plaintiffs’ motion for class certification is pending. In the California action, the California appeals court reversed the dismissal of the plaintiffs’ claims in April 2023. In the Illinois action, the defendants have reached a settlement in principle with the Attorney General for the State of Illinois to resolve the litigation, which is subject to approval by the court. The financial impact of the settlement is not material to the Group’s operating results, cash flows or financial position.
Odd-lot corporate bonds antitrust class action
In 2020, BCI, together with other financial institutions, were named as defendants in a putative class action. The complaint alleges a conspiracy to boycott developing electronic trading platforms for odd-lots and price fixing. The plaintiffs demand unspecified money damages. The defendants’ motion to dismiss was granted in 2021 and the plaintiffs have appealed the dismissal.
Interest rate swap and credit default swap US civil actions
Barclays PLC, Barclays Bank PLC and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS), are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages.
In 2018, trueEX LLC filed an antitrust class action in the SDNY against a number of financial institutions including Barclays PLC, Barclays Bank PLC and BCI based on similar allegations with respect to trueEX LLC’s development of an IRS platform. In 2017, Tera Group Inc. filed a separate civil antitrust action in the SDNY claiming that certain conduct alleged in the IRS cases also caused the plaintiff to suffer harm with respect to the Credit Default Swaps market. In 2018 and 2019, respectively, the court dismissed certain claims in both cases for unjust enrichment and tortious interference but denied motions to dismiss the federal and state antitrust claims, which remain pending.
BDC Finance L.L.C.
In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the Supreme Court of the State of New York (NY Supreme Court), demanding damages of $298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (the Master Agreement). Following a trial, the court ruled in 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal. In April 2021, the trial court entered judgement in favour of Barclays Bank PLC for $3.3m and as yet to be determined legal fees and costs. BDC appealed. In January 2022, the appellate court reversed the trial court’s summary judgment decision in favour of Barclays Bank PLC and

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Financial Statement Notes

remanded the case to the lower court for further proceedings. The parties have filed cross-motions on the scope of trial. The trial has been adjourned pending a decision on the motions and any subsequent appeal.
In 2011, BDC’s investment advisor, BDCM Fund Adviser, LLC and its parent company, Black Diamond Capital Holdings, LLC, also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC’s conduct relating to the Master Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. This case is currently stayed.
Civil actions in respect of the US Anti-Terrorism Act
There are a number of civil actions, on behalf of more than 4,000 plaintiffs, filed in US federal courts in the US District Court in the Eastern District of New York (EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank PLC and those banks engaged in a conspiracy to facilitate US dollar-denominated transactions for the Iranian Government and various Iranian banks, which in turn funded acts of terrorism that injured or killed the plaintiffs or the plaintiffs’ family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the provisions of the US Anti-Terrorism Act, which allow for the trebling of any proven damages.
The court granted the defendants’ motions to dismiss three out of the six actions in the EDNY. The plaintiffs appealed in one action and the dismissal was affirmed, and judgment was entered, in January 2023. The court later gave the plaintiffs until December 2023 to make a motion to vacate the judgment. The plaintiffs have also petitioned for US Supreme Court review. In the other two dismissed actions in the EDNY, the court gave plaintiffs until September 2023 to serve amended complaints. This was also the case for the fourth action in the EDNY. Those actions, as well as the two other actions in the EDNY, are currently stayed. Out of the two actions in the SDNY, the court granted the defendants’ motion to dismiss the first action. That action is stayed, and the second SDNY action is stayed pending any appeal on the dismissal of the first.
Shareholder derivative action
In November 2020, a purported Barclays shareholder filed a putative derivative action in New York state court against BCI and a number of current and former members of the Board of Directors of Barclays PLC and senior executives or employees of the Group. The shareholder filed the claim on behalf of nominal defendant Barclays PLC, alleging that the individual defendants harmed the company through breaches of their duties, including under the Companies Act 2006. The plaintiff seeks damages on behalf of Barclays PLC for the losses that Barclays PLC allegedly suffered as a result of these alleged breaches. An amended complaint was filed in April 2021, which BCI and certain other defendants moved to dismiss. The motion to dismiss was granted in April 2022. The plaintiff appealed the decision, and the dismissal was unanimously affirmed in June 2023 by the First Judicial Department in New York. The plaintiff has sought leave to appeal the First Judicial Department’s decision to the New York Court of Appeals.
Derivative transactions civil action
In 2021, Vestia, a Dutch housing association, brought a claim against Barclays Bank PLC in the UK in the High Court in relation to a series of derivative transactions entered into with Barclays Bank PLC between 2008 and 2011, seeking damages of £329m. Barclays Bank PLC is defending the claim and has made a counterclaim.
Skilled person review in relation to historic timeshare loans and associated matters
Clydesdale Financial Services Limited (CFS), which trades as Barclays Partner Finance and houses Barclays’ point-of-sale finance business, was required by the FCA to undertake a skilled person review in 2020 following concerns about historic affordability assessments for certain loans to customers in connection with timeshare purchases. The skilled person review was concluded in 2021. CFS complied fully with the skilled person review requirements, including carrying out certain remediation measures. CFS was not required to conduct a full back book review. Instead, CFS reviewed limited historic lending to ascertain whether its practices caused customer harm and is remediating any examples of harm. This work is expected to be substantially completed during 2023, utilising provisions booked to account for any remediations.
Over-issuance of securities in the US
In March 2022, executive management became aware that Barclays Bank PLC had issued securities materially in excess of the set amount under its US shelf registration statements. As a result, Barclays Bank PLC commenced a rescission offer on 1 August 2022, by which Barclays Bank PLC offered to repurchase relevant affected securities from certain holders, which expired on 12 September 2022. Further, in September 2022, the SEC announced the resolution of its investigation of Barclays PLC and Barclays Bank PLC relating to such over-issuance of securities. The Group has engaged with, and responded to inquiries and requests for information from, various other regulators who may seek to impose fines, penalties and/or other sanctions as a result of this matter.
Furthermore, Barclays Bank PLC and/or its affiliates may incur costs and liabilities in relation to private civil claims which have been filed and may face other potential private civil claims, class actions or other enforcement actions in relation to the over-issuance of securities. By way of example, in September 2022, a purported class action claim was filed in the US District Court in Manhattan seeking to hold Barclays PLC, Barclays Bank PLC and former and current executives responsible for declines in the prices of Barclays PLC’s American depositary receipts, which the plaintiffs claim occurred as a result of alleged misstatements and omissions in its public disclosures. The defendants have moved to dismiss the case. In addition, holders

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Financial Statement Notes

of a series of ETNs have brought claims against Barclays PLC, Barclays Bank PLC, and former and current executives and board members in the US alleging, among other things, that Barclays’ failure to disclose that these ETNs were unregistered securities misled investors and that, as a result, Barclays is liable for the holders’ alleged losses following the suspension of further sales and issuances of such series of ETNs. Two such actions are purported class actions that the plaintiffs have moved to consolidate into a single action in federal court in New York.
A contingent liability exists in relation to civil claims or any further enforcement actions taken against Barclays Bank PLC and/or its affiliates, but Barclays Bank PLC is unable to assess the likelihood of liabilities that may arise out of such claims or actions.
Any liabilities, claims or actions in connection with the over-issuance of securities under Barclays Bank PLC’s US shelf registration statements could have an adverse effect on the Group’s business, financial condition, results of operations and reputation as a frequent issuer in the securities markets.
2.Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC
HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax
In 2018, HMRC issued notices that have the effect of removing certain overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group, in which group supplies between members are generally free from VAT. The notices have retrospective effect and correspond to assessments of £181m (inclusive of interest), of which Barclays would expect to attribute an amount of approximately £128m to Barclays Bank UK PLC and £53m to Barclays Bank PLC. HMRC’s decision has been appealed to the First Tier Tribunal (Tax Chamber).
FCA investigation into transaction monitoring
The FCA has been investigating Barclays’ compliance with UK money laundering regulations and the FCA’s rules and Principles for Businesses in an investigation which is focussed on aspects of Barclays’ transaction monitoring in relation to certain business lines now in Barclays Bank UK PLC. Barclays has been co-operating with the investigation and responding to information requests.
3.Barclays PLC
Alternative trading systems
In 2020, a claim was brought against Barclays PLC in the UK in the High Court by various shareholders regarding Barclays PLC’s share price based on the allegations contained within a complaint by the New York State Attorney General (NYAG) in 2014. Such claim was settled in 2016, as previously disclosed. The more recent claim seeks unquantified damages and Barclays is defending the claim. The NYAG complaint was filed against Barclays PLC and BCI in the NY Supreme Court alleging, among other things, that Barclays PLC and BCI engaged in fraud and deceptive practices in connection with LX, BCI’s SEC-registered alternative trading system.
General
The Group is engaged in various other legal, competition and regulatory matters in the UK, the US and a number of other overseas jurisdictions. It is subject to legal proceedings brought by and against the Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data management and protection, intellectual property, money laundering, financial crime, employment, environmental and other statutory and common law issues.
The Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Group is or has been engaged. The Group is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.
At the present time, Barclays PLC does not expect the ultimate resolution of any of these other matters to have a material adverse effect on the Group’s financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those matters arising after the date of this note) will not be material to Barclays PLC’s results, operations or cash flows for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

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Financial Statement Notes

17.Related party transactions
Related party transactions in the half year ended 30 June 2023 were similar in nature to those disclosed in the Barclays PLC Annual Report 2022. No related party transactions that have taken place in the half year ended 30 June 2023 have materially affected the financial position or the performance of the Group during this period.
On 1 May 2023, the Wealth Management & Investments business was transferred from Barclays UK to CC&P, please see Other matters on page 9 for more information.
18. Interest rate benchmark reform
Following the financial crisis, the reform and replacement of benchmark interest rates such as LIBOR became a priority for global regulators. The FCA and other global regulators instructed market participants to prepare for the cessation of most LIBOR rates after the end of 2021, and to adopt “Risk Free Rates” (RFRs).
Barclays established a Group-wide LIBOR Transition Programme, which aims to drive strategic execution and identify, manage and resolve keys risks and issues as they arise.
Whilst EUR and CHF LIBOR ceased to be published after 31 December 2021, a synthetic version of GBP and JPY LIBOR was made available for certain tenors for a limited period of time to mitigate the risk of widespread disruption to legacy contracts which had not transitioned by end-2021.
•Synthetic JPY LIBOR tenors ceased permanently at the end of 2022 in line with an announcement made by the FCA on 29 September 2022.
•1- and 6-month synthetic GBP LIBOR tenors ceased permanently after 31 March 2023 in line with the announcement made by the FCA on 29 September 2022.
•3-month synthetic GBP LIBOR remains available until 31 March 2024 as per an announcement made by the FCA on 23 November 2022.
In addition, GBP LIBOR ICE Swap Rate and JPY LIBOR Tokyo Swap Rate ceased to be published at the end of 2021.
All of the Group’s exposure to JPY LIBOR and JPY LIBOR Tokyo Swap Rate and to 1- and 6-month GBP LIBOR have now been remediated with only residual exposure remaining to 3-month synthetic GBP LIBOR and GBP LIBOR ICE Swap Rate.
For USD LIBOR, certain actively used tenors continued to be published after 2021. However, in line with the US banking regulators’ joint statement, the Group ceased issuing or entering into new contracts that use USD LIBOR as a reference rate from 31 December 2021, other than in relation to those allowable use cases set out under the FCA’s prohibition notice (ref 21A). The overnight and 12-month USD LIBOR tenors ceased to be published after 30 June 2023, with synthetic versions of the 1-, 3- and 6-month USD LIBOR tenors made available for a limited period of time until 30 September 2024. The synthetic versions are for use in legacy contracts only, to help ensure an orderly wind-down of USD LIBOR, as outlined in a statement made by the FCA on 3 April 2023.
In addition, the USD LIBOR ICE Swap Rate ceased to be published at the end of June 2023.
During H123, the Barclays Group-wide LIBOR Transition Programme focused on the remediation of its exposure to the benchmarks which ceased at the end of June 2023 . The majority of the Group’s exposure to those rates is now considered remediated contractually via central clearing counterparties (CCP) led conversions for cleared derivatives and actively negotiated conversion or insertion of fallbacks to RFRs for other products. In addition to this, whilst active transition and fallback insertion were attempted in most cases, there were also exposures under certain US law governed contracts which were transitioned pursuant to the US Federal Legislation (the Adjustable Interest Rate (LIBOR) Act) at the end of June 2023.
The Group continues to (i) identify, manage and mitigate key risks and issues as they arise, (ii) work with clients and counterparties to remediate any trades which remain on synthetic LIBOR or on the GBP or USD LIBOR ICE Swap Rate and (iii) remain on track to meet the associated industry deadlines.

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Appendix: Non-IFRS Performance Measures
The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.
However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.
Returns
Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.5% (2022: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
Half year ended 30.06.23	£m	£bn	%
Barclays UK	1,049	10.3	20.4
Corporate and Investment Bank	2,007	31.8	12.6
Consumer, Cards and Payments	294	5.3	11.1
Barclays International	2,301	37.1	12.4
Head Office	(239)	(0.2)	n/m
Barclays Group	3,111	47.2	13.2

Half year ended 30.06.22
Barclays UK	854	10.0	17.0
Corporate and Investment Bank	1,895	31.8	11.9
Consumer, Cards and Payments	188	4.4	8.5
Barclays International	2,083	36.2	11.5
Head Office	(462)	2.7	n/m
Barclays Group	2,475	48.9	10.1

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Appendix: Non-IFRS Performance Measures

	Half year ended 30.06.23
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible shareholders' equity	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,049	2,007	294	2,301	(239)	3,111

	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	14.0	31.8	6.2	38.0	3.6	55.6
Average goodwill and intangibles	(3.7)	—	(0.9)	(0.9)	(3.8)	(8.4)
Average tangible shareholders' equity	10.3	31.8	5.3	37.1	(0.2)	47.2

Return on average tangible shareholders' equity	20.4%	12.6%	11.1%	12.4%	n/m	13.2%

	Half year ended 30.06.22
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible shareholders' equity	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	854	1,895	188	2,083	(462)	2,475

	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.6	31.8	5.3	37.1	6.3	57.0
Average goodwill and intangibles	(3.6)	—	(0.9)	(0.9)	(3.6)	(8.1)
Average tangible shareholders' equity	10.0	31.8	4.4	36.2	2.7	48.9

Return on average tangible shareholders' equity	17.0%	11.9%	8.5%	11.5%	n/m	10.1%

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Appendix: Non-IFRS Performance Measures

Reconciliation of financial results excluding the impact of the Over-issuance of Securities

Half year ended	30.06.23			30.06.22
	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities
	£m	£m	£m	£m	£m	£m
Barclays UK	3,922	—	3,922	3,373	—	3,373
Corporate and Investment Bank	7,138	—	7,138	7,971	758	7,213
Consumer, Cards and Payments	2,584	—	2,584	1,969	—	1,969
Barclays International	9,722	—	9,722	9,940	758	9,182
Head Office	(122)	—	(122)	(109)	—	(109)
Group income	13,522	—	13,522	13,204	758	12,446
Litigation and conduct	(32)	—	(32)	(1,857)	(1,469)	(388)
Group total operating expenses	(8,062)	—	(8,062)	(9,127)	(1,469)	(7,658)

Three months ended	30.06.23			30.06.22
	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities	Statutory	Impact of the Over-issuance of Securities	Excluding impact of the Over-issuance of Securities
	£m	£m	£m	£m	£m	£m
Barclays UK	1,961	—	1,961	1,724	—	1,724
Corporate and Investment Bank	3,162	—	3,162	4,033	758	3,275
Consumer, Cards and Payments	1,278	—	1,278	1,083	—	1,083
Barclays International	4,440	—	4,440	5,116	758	4,358
Head Office	(116)	—	(116)	(132)	—	(132)
Group income	6,285	—	6,285	6,708	758	5,950
Litigation and conduct	(33)	—	(33)	(1,334)	(1,149)	(185)
Group total operating expenses	(3,952)	—	(3,952)	(5,016)	(1,149)	(3,867)

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Appendix: Non-IFRS Performance Measures

Barclays Group
Return on average tangible shareholders' equity	Q223	Q123	Q422	Q322	Q222	Q122	Q421[1]	Q321[1]
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,328	1,783	1,036	1,512	1,071	1,404	1,079	1,374

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	55.4	55.9	54.9	56.8	57.1	56.9	56.1	56.5
Average goodwill and intangibles	(8.7)	(8.3)	(8.2)	(8.2)	(8.1)	(8.1)	(8.1)	(8.2)
Average tangible shareholders' equity	46.7	47.6	46.7	48.6	49.0	48.8	48.0	48.3

Return on average tangible shareholders' equity	11.4%	15.0%	8.9%	12.5%	8.7%	11.5%	9.0%	11.4%

Barclays UK
Return on average allocated tangible equity	Q223	Q123	Q422	Q322	Q222	Q122	Q421	Q321
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	534	515	474	549	458	396	420	317

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	14.2	13.9	13.7	13.5	13.6	13.7	13.6	13.6
Average goodwill and intangibles	(4.0)	(3.6)	(3.5)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)
Average allocated tangible equity	10.2	10.3	10.2	9.9	10.0	10.1	10.0	10.0

Return on average allocated tangible equity	20.9%	20.0%	18.7%	22.1%	18.4%	15.6%	16.8%	12.7%

1The comparative capital and financial metrics relating to Q321 and Q421 have been restated to reflect the impact of the Over-issuance of Securities.

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Appendix: Non-IFRS Performance Measures

Barclays International
Return on average allocated tangible equity	Q223	Q123	Q422	Q322	Q222	Q122	Q421[1]	Q321[1]
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	953	1,348	625	1,136	783	1,300	818	1,191

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	38.0	38.1	39.9	40.1	38.2	36.0	33.8	32.7
Average goodwill and intangibles	(0.9)	(1.0)	(1.0)	(1.0)	(0.9)	(0.9)	(0.9)	(0.9)
Average allocated tangible equity	37.1	37.1	38.9	39.1	37.3	35.1	32.9	31.8

Return on average allocated tangible equity	10.3%	14.5%	6.4%	11.6%	8.4%	14.8%	9.9%	14.9%

Corporate and Investment Bank
Return on average allocated tangible equity	Q223	Q123	Q422	Q322	Q222	Q122	Q421[1]	Q321[1]
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	798	1,209	454	1,015	579	1,316	695	1,085

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	31.8	31.8	33.7	34.0	32.7	30.8	28.7	27.8
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	31.8	31.8	33.7	34.0	32.7	30.8	28.7	27.8

Return on average allocated tangible equity	10.0%	15.2%	5.4%	11.9%	7.1%	17.1%	9.7%	15.6%

Consumer, Cards and Payments
Return on average allocated tangible equity	Q223	Q123	Q422	Q322	Q222	Q122	Q421	Q321
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	155	139	171	121	204	(16)	123	106

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	6.2	6.3	6.2	6.1	5.5	5.2	5.1	4.9
Average goodwill and intangibles	(0.9)	(1.0)	(1.0)	(1.0)	(0.9)	(0.9)	(0.9)	(0.9)
Average allocated tangible equity	5.3	5.3	5.2	5.1	4.6	4.3	4.2	4.0

Return on average allocated tangible equity	11.8%	10.5%	13.0%	9.5%	17.8%	(1.5)%	11.7%	10.5%

1The comparative capital and financial metrics relating to Q321 and Q421 have been restated to reflect the impact of the Over-issuance of Securities.

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Appendix: Non-IFRS Performance Measures

Tangible net asset value per share	As at 30.06.23	As at 31.12.22	As at 30.06.22
	£m	£m	£m
Total equity excluding non-controlling interests	67,669	68,292	69,627
Other equity instruments	(13,759)	(13,284)	(12,357)
Shareholders' equity attributable to ordinary shareholders of the parent	53,910	55,008	57,270
Goodwill and intangibles	(8,607)	(8,239)	(8,245)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	45,303	46,769	49,025

	m	m	m
Shares in issue	15,556	15,871	16,531

	p	p	p
Net asset value per share	347	347	346
Tangible net asset value per share	291	295	297

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Appendix: Non-IFRS Performance Measures

Profit/(loss) attributable to ordinary equity holders of the parent	H123	H122	Q223	Q123	Q422	Q322	Q222	Q122	Q421[1]	Q321[1]
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	1,049	854	534	515	474	549	458	396	420	317
Corporate and Investment Bank	2,007	1,895	798	1,209	454	1,015	579	1,316	695	1,085
Consumer, Cards and Payments	294	188	155	139	171	121	204	(16)	123	106
Barclays International	2,301	2,083	953	1,348	625	1,136	783	1,300	818	1,191
Head Office	(239)	(462)	(159)	(80)	(63)	(173)	(170)	(292)	(159)	(134)
Barclays Group	3,111	2,475	1,328	1,783	1,036	1,512	1,071	1,404	1,079	1,374

Average equity
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays UK	14.0	13.6	14.2	13.9	13.7	13.5	13.6	13.7	13.6	13.5
Corporate and Investment Bank	31.8	31.8	31.8	31.8	33.7	34.0	32.7	30.8	28.7	27.8
Consumer, Cards and Payments	6.2	5.3	6.2	6.3	6.2	6.1	5.5	5.2	5.1	4.9
Barclays International	38.0	37.1	38.0	38.1	39.9	40.1	38.2	36.0	33.8	32.8
Head Office	3.6	6.3	3.2	3.9	1.3	3.2	5.3	7.2	8.8	10.2
Barclays Group	55.6	57.0	55.4	55.9	54.9	56.8	57.1	56.9	56.2	56.5

Return on average equity
	%	%	%	%	%	%	%	%	%	%
Barclays UK	15.0	12.6	15.1	14.8	13.9	16.3	13.5	11.6	12.4	9.4
Corporate and Investment Bank	12.6	11.9	10.0	15.2	5.4	11.9	7.1	17.1	9.7	15.6
Consumer, Cards and Payments	9.5	7.1	10.1	8.9	11.0	7.9	14.8	(1.2)	9.7	8.6
Barclays International	12.1	11.2	10.0	14.2	6.3	11.3	8.2	14.4	9.7	14.5
Head Office	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m
Barclays Group	11.2	8.7	9.6	12.8	7.5	10.6	7.5	9.9	7.7	9.7

1The comparative capital and financial metrics relating to Q321 and Q421 have been restated to reflect the impact of the Over-issuance of Securities.

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Appendix: Non-IFRS Performance Measures

Notable Items
	Half year ended 30.06.23		Half year ended 30.06.22
£m	Profit before tax	Attributable profit	Profit before tax	Attributable profit
Statutory	4,562	3,111	3,733	2,475
Net impact from the Over-issuance of Securities	—	—	(711)	(581)
Customer remediation costs on legacy loan portfolio	—	—	(181)	(147)
Settlements in principle in respect of industry-wide devices investigations by SEC and CFTC	—	—	(165)	(165)
Other litigation and conduct	(32)	(21)	(42)	(37)
Re-measurement of UK DTAs	—	—	—	(346)
Excluding the impact of notable items	4,594	3,132	4,832	3,751

	Three months ended 30.06.23		Three months ended 30.06.22
£m	Profit before tax	Attributable profit	Profit before tax	Attributable profit
Statutory	1,964	1,328	1,499	1,071
Net impact from the Over-issuance of Securities	—	—	(391)	(341)
Settlements in principle in respect of industry-wide devices investigations by SEC and CFTC	—	—	(165)	(165)
Other litigation and conduct	(33)	(24)	(20)	(18)
Excluding the impact of notable items	1,997	1,352	2,075	1,595

The Group’s management believes that the non-IFRS performance measures excluding notable items, included in the table above, provide valuable information to enable users of the financial statements to assess the performance of the Group. The notable items are separately identified within the Group’s results disclosures which, when excluded from Barclays’ statutory financials, provide an underlying profit and loss performance of the Group and enables consistent comparison of performance from one period to another.

These non-IFRS performance measures excluding notable items are included as a reference point only and are not incorporated within any of the key financial metrics used in our Group Targets, which are measured on a statutory basis.

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Shareholder Information

Results timetable[1]			Date
Ex-dividend date			10 August 2023
Dividend record date			11 August 2023
Cut off time of 5:00pm (UK time) for the receipt of Dividend Re-investment Programme (DRIP) Application Form Mandate			25 August 2023
Dividend payment date			15 September 2023
Q3 2023 Results Announcement			24 October 2023

For qualifying US and Canadian resident ADR holders, the half year dividend of 2.7p per ordinary share becomes 10.8p per ADS (representing four shares). The ex-dividend, dividend record and dividend payment dates for ADR holders are as shown above.

DRIP participants will usually receive their additional ordinary shares (in lieu of a cash dividend) three to four days after the dividend payment date.
Barclays PLC ordinary shares ISIN code: GB0031348658

				% Change[3]
Exchange rates[2]	30.06.23	31.12.22	30.06.22	31.12.22	30.06.22
Period end - USD/GBP	1.27	1.21	1.22	5%	4%
6 month average - USD/GBP	1.23	1.18	1.30	4%	(5)%
3 month average - USD/GBP	1.25	1.17	1.26	7%	(1)%
Period end - EUR/GBP	1.16	1.13	1.16	3%	—
6 month average - EUR/GBP	1.14	1.16	1.19	(2)%	(4)%
3 month average - EUR/GBP	1.15	1.15	1.18	—	(3)%

Share price data
Barclays PLC (p)	153.38	158.52	153.12
Barclays PLC number of shares (m)	15,556	15,871	16,531

For further information please contact

Investor relations	Media relations
Adam Strachan +1 212 526 8442	Tom Hoskin +44 (0) 20 7116 4755
James Johnson +44 (0) 20 7116 7233

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 2055[4] from the UK or +44 121 415 7004 from overseas.

American Depositary Receipts (ADRs)
EQ Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
United States of America
shareowneronline.com
Toll Free Number: +1 800-990-1135
Outside the US +1 651-453-2128

Delivery of ADR certificates and overnight mail
EQ Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, USA.
1Note that these dates are provisional and subject to change.
2The average rates shown above are derived from daily spot rates during the year.
3The change is the impact to GBP reported information.
4Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.

Barclays PLC	95

Glossary of terms
‘Advanced Internal Ratings Based (A-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer, for which reimbursement by the customer is normally immediate. Endorsements are to change the payee of a bill of exchange but with no change to the bank’s liability.
‘Additional Tier 1 (AT1) capital’ A type of capital as defined in the CRR largely comprising eligible non-common equity capital securities and any related share premium.
‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.
‘Advanced Measurement Approach (AMA)’ An approach used to quantify required capital for operational risk. Under the AMA, banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their applicable local regulators.
‘Agency Bonds’ Bonds issued by state and / or government agencies or government-sponsored entities.
‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.
‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of depository shares in a non-US company (e.g. Barclays) trading on US financial markets.
‘Americas’ Geographic segment comprising the US, Canada and countries where Barclays operates within Latin America.
‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to an interest rate movement over a one-year period.
‘Annualised cumulative weighted average lifetime PD’ The Probability of Default (PD) over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.
‘Application scorecards’ Algorithm based decision-making tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.
‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.
‘Asia’ Geographic segment comprising countries where Barclays operates within Asia and the Middle East.
‘Asset Backed Commercial Paper (ABCP)’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.
‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of a Collateralised Debt Obligation (CDO), the referenced pool may be ABS or other classes of assets.
‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays adjusted for the after tax amounts of capital securities classified as equity.
‘Average allocated tangible equity’ Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
‘Average tangible shareholders’ equity’ Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
‘Average UK leverage ratio’ As per the PRA rulebook, calculated as the average capital measure based on the last day of each month in the quarter divided by the average exposure measure for the quarter, where the average exposure is based on each day in the quarter.
‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

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Glossary of terms
‘Bank of England (BoE)’ The central bank of the United Kingdom with devolved responsibility for managing monetary policy and to oversee regulation of the UK’s financial sector. Through the Prudential Regulation Committee, the BoE exercises control over the PRA.
‘Barclays Africa’ or ‘Absa’ or ‘Absa Group Limited’ Barclays Africa Group Limited (now Absa Group Limited), which was previously a subsidiary of the Barclays Group. As a consequence of its disposals of shares in April 2022 and September 2022, the Barclays Group has now exited its shareholding in Absa Group Limited.
‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted Loan to Value (LTV) ratio is calculated using the following formula: LTV = ((loan 1 balance x Marked to market (MTM) LTV% for loan 1) + (loan 2 balance x Marked to market (MTM) LTV% for loan 2) + ...) / total outstanding balances in portfolio.
‘Barclaycard Consumer UK’ The UK Barclaycard business.
‘Barclays’ or ‘Barclays Group’ or ‘Group’ Barclays PLC, together with its subsidiaries.
‘Barclays Bank Group’ Barclays Bank PLC, together with its subsidiaries.
‘Barclays Bank UK Group’ Barclays Bank UK PLC, together with its subsidiaries.
‘Barclays Operating Businesses’ The core Barclays businesses operated by Barclays UK (which consists of the UK Personal Banking; UK Business Banking and the Barclaycard Consumer UK businesses) and Barclays International (which consists of the Corporate and Investment Bank and Consumer, Cards and Payments businesses).
‘Barclays Execution Services’ or ‘BX’ or ‘Group Service Company’ Barclays Execution Services Limited, the Group-wide service company providing technology, operations and functional services to businesses across the Group.
‘Barclays International’ The segment of Barclays with the majority of businesses held by Barclays Bank PLC.  The division consists of the Corporate and Investment Bank and Consumer, Cards and Payments businesses.
‘Barclays UK’ The segment of Barclays with the majority of businesses held by Barclays Bank UK PLC.  The division includes the UK Personal Banking; UK Business Banking and the Barclaycard Consumer UK businesses.
‘Basel 3’ or ‘Basel III’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks. Basel 3 is a set of measures developed by the Basel Committee on Banking Supervision aiming to strengthen the regulation, supervision and risk management of banks.
‘Basel Committee on Banking Supervision (BCBS)’ or ‘The Basel Committee’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.
‘Basic Indicator Approach (BIA)’ An approach used to quantify required capital for operational risk. Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.
‘Basis point(s)’ or ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used for quoting movements in interest rates, yields on securities and for other purposes.
‘Basis risk’ Index/tenor risk that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.
‘Behavioural scorecards’ Algorithm-based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.
‘Book quality’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.
‘Book size’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs driven by business activity, including net originations or repayments.
‘Bounce Back Loan Scheme (BBLS)’ A UK Government (British Business Bank) backed loan scheme which allowed SMEs to borrow between £2,000 and £50,000. The UK Government guarantees 100% of the loan and pays the first 12 months of interest on behalf of the borrowers, subject to terms and conditions. The scheme closed on 31 March 2021.
‘Business Banking’ Serves business clients, from high growth start-ups to small and medium-sized businesses, with specialist advice for their business banking needs.

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Glossary of terms
‘Business Growth Fund (BGF)’ An independent company established by the UK’s largest banks, including Barclays, to help young, fast-growing businesses by providing long-term growth capital. Barclays holds an associate interest in BGF.
‘Business scenario stresses’ Multi-asset scenario analysis of extreme, but plausible, events that may impact the market risk exposures of the Investment Bank.
‘Buy to let mortgage’ A mortgage whereby the intention of the customer is to let the property at origination.
‘Capital Conservation Buffer (CCB)’ A capital buffer of 2.5% of a bank’s total exposures that needs to be met with an additional amount of Common Equity Tier 1 capital above the 4.5% minimum requirement for Common Equity Tier 1 set out in CRR. Its objective is to conserve a bank’s capital by ensuring that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.
‘Capital ratios’ Key financial ratios measuring the bank's capital adequacy or financial strength expressed as a percentage of RWAs.
‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU, a component of the CRD IV package which accompanies the Capital Requirements Regulation and sets out macroprudential standards including the Countercyclical Capital Buffer and capital buffers for systemically important institutions. Directive (EU) 2019/878, published as part of the EU Risk Reduction Measure package, amends the CRD. These amendments entered into force from 27 June 2019, with EU member states required to adopt the measures within Directive (EU) 2019/878 by 28 December 2020. CRD forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, as amended.
‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, a component of the CRD IV package which accompanies the Capital Requirements Directive and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity, as amended by Regulation (EU) 2019/876 (CRR II). CRR, as amended by CRR II, forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, as amended.
‘Capital Requirements Regulation II (CRR II)’ Regulation (EU) 2019/876, amending Regulation (EU) No 575/2013 (CRR). This is a component of the EU Risk Reduction Measure package. The requirements set out in CRR II were introduced between 27 June 2019 and 28 June 2023. Following a consultation process in 2021, the PRA finalised their implementation of the CRR II package through Policy Statement 22/21. The finalised requirements were implemented in the UK through the PRA Rulebook with effect from 1 January 2022.
‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the programme, had such exposures not been securitised.
‘Capital resources’ Common Equity Tier 1, Additional Tier 1 capital and Tier 2 capital that are eligible to satisfy capital requirements under CRD. Referred to as ‘own funds’ within EU and UK regulatory texts.
‘Capital risk’ The risk that the Barclays Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Group’s pension plans.
‘Central Counterparty’ or ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a Central Counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.
‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.
‘Client Assets’ Assets managed or administered by the Barclays Group on behalf of its clients including assets under management (AUM), custody assets, assets under administration and client deposits.
‘Climate risk’ The impact on Financial and Operational Risks arising from climate change through physical risks, risks associated with transitioning to a lower carbon economy and connected risks arising as a result of second order impacts of these two drivers on portfolios.
–Physical risks: Physical risks resulting from a changing climate can be event driven (acute risks), including increased severity of extreme weather events such as cyclones, hurricanes and floods. Longer term shifts in climate patterns (chronic risks) arise from sustained higher temperatures that may cause rises in sea levels, rising mean

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Glossary of terms
temperatures and more severe weather events. These changes are likely to lead to risks for sovereigns, business models and supply chains.
–Transition risks: The transition to a lower carbon economy will involve significant rapid policy, regulatory and legal changes, as evolving technology and markets adapt to a changing climate and associated impacts. These changes will lead to risks for sovereigns, business models and supply chains.
–Connected risks: The second-order risks arising from physical or transition risk impacts. Connected risk is diverse, impacting customer and wholesale portfolios.
‘CLOs and Other insured assets’ Highly-rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.
‘Collateralised Debt Obligation (CDO)’ A security issued by a third party which references Asset Backed Securities and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.
‘Collateralised Loan Obligation (CLO)’ A security backed by repayments from a pool of commercial loans.
‘Collateralised Mortgage Obligation (CMO)’ A security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors in the security.
‘Combined Buffer Requirement (CBR)’ In the context of the CRD capital obligations, the total Common Equity Tier 1 capital required to meet the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the counter-cyclical buffer, and the O-SII buffer if applicable to a firm.
‘Commercial paper (CP)’ Typically short-term notes issued by entities, including banks, for funding purposes.
‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.
‘Commissions and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.
‘Committee of Sponsoring Organizations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to the development of frameworks and providing guidance on enterprise risk management, internal control and fraud deterrence.
‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related products, power and natural gas).
‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).
‘Common Equity Tier 1 (CET1) capital’ The highest quality form of regulatory capital under CRR that comprises common shares issued and related share premium, retained earnings and other reserves, less specified regulatory adjustments.
‘Common Equity Tier 1 (CET1) ratio’ A measure of Common Equity Tier 1 capital expressed as a percentage of RWAs.
‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items consisting of outsourcing, staff training, redundancy costs and retirement costs.
‘Compliance Risk’ The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the firm’s products and services (also known as 'Conduct Risk') and the risk to Barclays, its clients, customers or markets from a failure to comply with the laws, rules and regulations applicable to the firm (also known as Laws, Rules and Regulations Risk 'LRR Risk’.
‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest bank holding companies operating in the US assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.
‘Comprehensive Risk Capital Charge (CRCC)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.

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Glossary of terms
‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).
‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.
‘Consumer, Cards and Payments (CC&P)’ Comprises the International Cards and Consumer Bank (including Barclays US Consumer Bank and Barclaycard Germany), Payments (including merchant acquiring and commercial payments) and Private Bank businesses.
‘Coronavirus Business Interruption Loan Scheme (CBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based small and medium-sized businesses (turnover of up to £45 million) adversely impacted by COVID-19. The CBILS scheme provided loans of up to £5 million which are backed by an 80% UK Government (BBB) guarantee. The UK Government will pay interest and fees for the first 12 months on behalf of the borrowers, subject to terms and conditions. This scheme ended on 31 March 2021.
‘Coronavirus Large Business Interruption Loan Scheme (CLBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based medium-sized businesses (turnover above £45 million, but with no access to Covid Corporate Finance Facility (CCFF)) adversely impacted by COVID-19. The CLBILS scheme provided loans of up to £200 million which are backed by an 80% UK Government (BBB) guarantee. This scheme ended on 31 March 2021.
‘Corporate and Investment Bank (CIB)’ The Investment Banking, Corporate Banking and Global Markets businesses which form part of Barclays International.
‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.
‘Cost of Equity’ The rate of return targeted by the equity holders of a company.
‘Cost: income jaws’ Relationship of the percentage change movement in operating expenses relative to total income.
‘Cost: income ratio’ Total operating expenses divided by total income.
‘Countercyclical Capital Buffer (CCyB)’ An additional buffer introduced as part of the CRD IV package that requires banks to have an additional cushion of CET 1 capital with which to absorb potential losses, enhancing their resilience and contributing to a stable financial system.
‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential buffer that has applied to specific PRA regulated institutions since 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the Financial Policy Committee (FPC).  The CCLB applies in addition to the minimum of 3.25% and any G-SII additional leverage ratio buffer that applies.
‘Counterparty credit risk (CCR)’ The risk that a counterparty to a transaction could default before the final settlement of a transaction’s cash flows. In the context of RWAs, a component of RWAs that represents the risk of loss from derivatives, repurchase agreements and similar transactions as a result of the default of the counterparty.
‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.
‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.
‘Covid Corporate Financing Facility (CCFF)’ Bank of England (BOE) scheme to support liquidity among larger investment grade firms which make a material UK contribution, helping to bridge COVID-19 disruption to their cash flows. The Bank of England provided liquidity by purchasing short-term debt in the form of commercial paper from corporates. Barclays acted as dealer. This scheme closed for new purchases of commercial paper with effect from 23 March 2021.
‘CRD IV’ The Fourth Capital Requirements Directive, comprising an EU Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements, and which implements Basel 3 in the European Union.
‘CRD V’ The Fifth Capital Requirements Directive, comprising an EU amending Directive and an accompanying amending Regulation (CRR II) that together prescribe EU capital adequacy and liquidity requirements, and which implements enhanced Basel 3 proposals in the European Union.
‘Credit conversion factor (CCF)’ A factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate RWAs.

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‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.
‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.
‘Credit impairment charges’ Impairment charges on loans and advances to customers and banks and impairment charges on fair value through other comprehensive income assets and reverse repurchase agreements.
‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances, and available for sale and other assets.
‘Credit quality step’ An indicator of credit risk. In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to certain “credit quality steps” that determine the risk weight to be applied to an exposure.
‘Credit rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.
‘Credit risk’ The risk of loss to Barclays from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of RWAs, it is the component of RWAs that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.
‘Credit risk mitigation’ A range of techniques and strategies used to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types: collateral, netting and set-off, and risk transfer.
‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.
‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform contractual agreements.
‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.
‘Customer deposits’ In the context of the Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Group’s balance sheet under “deposits at amortised cost”.
‘Customer liabilities’ See ‘Customer deposits’.
‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions if the current positions were to be held unchanged for one business day, measured to a specified confidence level.
‘DBRS’ DBRS Morningstar, a credit rating agency.
‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Barclays Group due to any failure to perform contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Group default or not perform any contractual obligations.
‘Debt buybacks’ Purchases of the Barclays Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.
‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Group. These are liabilities of the Barclays Group and include certificates of deposit and commercial paper.
‘Default grades’ The Barclays Group classifies ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the PD risk.

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‘Default fund contributions’ The contribution made by members of a Central Counterparty (CCP).  All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by a defaulting member.
‘Delinquency’ See ‘Arrears’.
‘Derivatives netting’ Adjustments applied across asset and liability marked to market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270 (Basel III leverage ratio framework and disclosure requirements).
‘Diversification effect’ Reflects the fact that the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class Daily Value at Risk (DVaR) estimates less the total DVaR.
‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.
‘Domestic Liquidity Sub-Group Arrangement (DoLSub)’ An intra-group capital and liquidity support agreement that secures certain regulatory permissions authorised by the Prudential Regulation Authority (PRA).
‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.
'Effective Expected Positive Exposure (EEPE)' The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.
‘Effective interest rate (EIR)’ As defined in IFRS 9 Financial Instruments, effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortised cost of a financial liability.
‘Eligible liabilities’ Liabilities and capital instruments that are eligible to meet MREL that do not already qualify as own funds.
‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.
‘Enterprise Risk Management Framework (ERMF)’ The Barclays Group’s risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Barclays Group, sets out risk appetite requirements, sets out roles and responsibilities for risk management, and sets out risk committee structure.
‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing, part of CIB.
‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Barclays Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.
‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.
‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short-term equity investment and to smooth the income over a medium/long term.
‘EU Risk Reduction Measure package’ A collection of amending Regulations and Directives that update core EU regulatory texts and which came into force on 27 June 2019.
‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.
‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding the UK), Northern Continental and Eastern Europe.
‘European Banking Authority (EBA)’ The EBA is an independent EU Authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, stability, efficiency and orderly functioning of the banking sector.

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‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.
‘Eurozone’ Represents the 20 European Union countries that have adopted the Euro as their common currency. The 20 countries are Austria, Belgium, Croatia, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.
‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and the unbiased and probability weighted assessment of a range of outcomes.
‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an Internal Ratings Based credit risk approach for capital adequacy calculations. It is measured as the Barclays Group’s modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.
’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.
‘Exposure’ Generally refers to positions or actions taken by a bank, or consequences thereof, that may put a certain amount of a bank’s resources at risk.
‘Exposure at Default (EAD)’ The estimation of the extent to which the Barclays Group may be exposed to a customer or counterparty in the event of, and at the time of, that customer’s or counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.
‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRR.
‘External ratings based approach / internal assessment approach (SEC-ERBA / IAA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under the SEC-ERBA approach, regulatory capital is assigned to securitisation tranches on the basis of their external credit rating. The SEC-ERBA approach can also be used for unrated ABCP exposures where the institution has the regulatory permission to use the Internal Assessment Approach (IAA) to assign a credit rating to the unrated ABCP exposure.
‘Exchange-traded notes (ETNs)’ Unsecured debt securities that track an underlying index of securities and trade on a stock exchange.
‘Federal Housing Finance Agency (FHFA)’ An independent federal agency in the United States that oversees the secondary mortgage market and regulates Fannie Mae and Freddie Mac, as well as 11 Federal Home Loan banks. The FHFA also sets the Housing Price Index (HPI) in the United States.
‘Federal Reserve Board (FRB)’ The Board of Governors of the Federal Reserve System, commonly known as the Federal Reserve Board, is responsible for – amongst other things – setting monetary policy in the US.
‘FICC’ Represents Macro (including rates and currency), Credit and Securitised products, part of CIB.
‘Financial Policy Committee (FPC)’ The Bank of England’s Financial Policy Committee identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.
‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.
‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of customers of authorised financial services firms that are unable to pay claims.
‘Financial collateral comprehensive method (FCCM)’ A counterparty credit risk exposure calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating RWA values.
‘Financial Stability Board (FSB)’ An international body that monitors and makes recommendations about the global financial system. It promotes international financial stability by coordinating national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies. It fosters a level playing field by encouraging coherent implementation of these policies across sectors and jurisdictions.

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‘Fitch’ A credit rating agency, including Fitch Ratings Inc. and its subsidiaries.
‘Forbearance Programmes’ Forbearance programmes assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.
‘Foreclosures in Progress’ The process by which a bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property used as collateral for the loan subject to applicable law and recover amounts it is owed.
‘Foreign exchange derivatives’ The Barclays Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involve the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.
‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.
'Foundation Internal Ratings Based (F-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Full time equivalent (FTE)’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).
‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRR.
‘Funded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with the amount of the difference between the amount of the exposure and the amount of a claim on the institution.
‘Gains on acquisitions’ The amount by which an acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.
‘General Data Protection Regulation (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation intended to strengthen and unify data protection for all individuals within the European Union. GDPR forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended.
‘General market risk’ The risk of a price change in a financial instrument due to a change in the level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.
‘Global Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board and the Basel Committee on Banking Supervision publish a list of global systemically important banks.
‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to G-SIBs and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined buffers that apply to the bank.
‘G-SII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
’Grandfathering’ In the context of capital resources, the phasing in of the application of instrument eligibility rules which allows CRR and CRR II non-compliant capital instruments to be included in regulatory capital subject to certain thresholds which decrease over the transitional period.
‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and

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represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.
‘Gross Domestic Product (GDP)’ Measures the total value of goods and services produced in a country within a specific time period.
‘Gross write-off rates’ Expressed as a percentage and represent balances written off in the reporting period divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Gross new lending’ New lending advanced to customers during the period.
‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.
‘Head Office’ Comprises head office central support, central treasury operations, Barclays Execution Services assets and legacy businesses.
‘High-Net-Worth’ Businesses within Barclays UK and Barclays International that provide banking and other services to high net worth customers.
‘High quality liquidity assets (HQLA)’ HQLA comprise eligible and unencumbered cash or assets that can be converted into cash at little or no loss of value in private markets, to meet liquidity needs arising from a liquidity stress scenario or event. Please refer to ‘Level 1 assets’ and ‘Level 2 assets’.
‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour, exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.
‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.
‘IHC’ or ‘US IHC’ Barclays US LLC, the intermediate holding company established by Barclays in July 2016, which holds most of Barclays’ subsidiaries and assets in the US.
'Internal Model Approach (IMA)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a PRA approved internal market risk model.
'Internal Model Method (IMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.
‘Identified Impairment (II)’ Specific impairment allowances for financial assets, estimated individually.
‘IFRS’ International Financial Reporting Standards (IFRS).
‘IFRS 9 transitional arrangements’ Following the application of IFRS 9 as of 1 January 2018, transitional arrangements under which Article 473a of CRR permits institutions to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.
‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified, and individual or collective.
‘Income’ Total income, unless otherwise specified.
‘Incremental Risk Charge (IRC)’ An estimate of the incremental risk arising from rating migrations and defaults for traded debt instruments beyond what is already captured in specific market risk VaR for the non-correlation trading portfolio.
‘Independent Validation Unit (IVU)’ The function within Barclays responsible for independent review, challenge and approval of all models.
‘Individual liquidity guidance (ILG)’ Guidance given to a bank about the amount, quality and funding profile of liquidity resources that the PRA has asked the bank to maintain.
‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

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‘Insurance Risk’ The risk of the Barclays Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.
‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.
‘Interest-only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.
‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.
‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Group’s Net Interest Margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.
‘Interest rate risk in the banking book (IRRBB)’ The risk that the Barclays Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.
‘Internal Assessment Approach (IAA)’ One of three types of calculation that a bank with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a bank's internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.
‘Internal Capital Adequacy Assessment Process (ICAAP)’ It describes how the Group identifies, manages and qualifies the risks it is exposed to, in pursuit of its business strategy. It assesses whether the quality and quantity of capital is available to absorb capital losses for the risks the firm undertakes. The capital adequacy is assessed on a point of time basis and on a forward looking basis taking into account baseline and stressed economic capital conditions.
‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:
–Advanced Internal Ratings Based (A-IRB): the bank uses its own estimates of Probability of Default (PD), Loss Given Default (LGD) and credit conversion factor to model a given risk exposure.
–Foundation Internal Ratings Based (F-IRB): the bank applies its own PD as for A-IRB, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.
‘Internal Ratings Based approach (SEC-IRBA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to model regulatory capital requirements for underlying exposures in the securitisation as if these had not been securitised (‘KIRB’), subject to certain other inputs and criteria.
‘IRB Roadmap’ Introduction of several EBA technical standards and sets of guidelines developed with the intent to reduce unwarranted variability across firms in IRB Risk-Weighted Assets for Credit Risk. PRA required UK firms to implement these changes from 1 January 2022.
‘Investment Bank’ The Barclays Group’s investment bank which consists of origination led and returns focused Global Markets and Investment Banking businesses, which forms part of the Corporate and Investment Bank segment of Barclays International.
‘Investment Banking Fees’ In the context of Investment Bank analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.
‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.

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‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definitions booklets, and a credit support annex. The ISDA Master Agreement is published by the International Swaps and Derivatives Association, commonly known as “ISDA”.
‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach (AMA) calculation of regulatory and economic capital requirements.
‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank's eligible capital.
‘Legal risk’ The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet applicable laws, rules and regulations or contractual requirements or to assert or defend its intellectual property rights.
‘Lending’ In the context of Investment Bank analysis of Total Income, lending income includes Net Interest Income (NII), gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.
‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.
‘Level 1 assets’ High quality liquid assets (HQLA) under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.
‘Level 2 assets’ High quality liquid assets (HQLA) under the Basel Committee’s Liquidity Coverage Ratio (LCR), comprising Level 2A assets, including, e.g. lower quality government securities, Covered Bonds and corporate debt securities, and Level 2B assets, including, e.g. lower rated corporate bonds, Residential Mortgage-Backed Securities and equities that meet certain conditions.
‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.
‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.
‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of High quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include cash and claims on central governments and central banks.
‘Liquidity Pool’ The Barclays Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.
‘Liquidity Risk’ The risk that the Barclays Group is unable to meet its contractual or contingent obligations, or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Barclays Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.
‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework, which is sanctioned by the Board Risk Committee, incorporates liquidity policies, systems and controls that the Barclays Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.
‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct-related customer redress.
‘Loan loss rate (LLR)’ Quoted in basis points and represents total impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Loan to deposit ratio’ or ‘Loan: deposit ratio’ Loans and advances at amortised costs divided by deposits at amortised cost.
‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio’.

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‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market, currently phased out.
‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.
‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for a predefined period. Corporate and Investment Bank uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.
‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.
‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current marked to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied. This is also known as the Current Exposure Method.
‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio’.
‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Group’s assets and liabilities from fluctuations in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
‘Master netting agreement’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default, bankruptcy or insolvency, resulting in a reduced exposure.
‘Master trust securitisation programme’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.
‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.
‘Maximum Distributable Amount (MDA)’ The MDA is a factor representing the available distributable profit of an institution whilst remaining in excess of its Combined Buffer Requirement (CBR). CRD IV places restrictions on a bank’s dividend, AT1 coupon and variable compensation decisions depending on its proximity to meeting the buffer.
‘Medium-Term Notes (MTNs)’ Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from under 1 year to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.
‘Methodology and policy’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), the effect on RWAs of methodology changes driven by regulatory policy changes.
‘MiFID II’ Refers to either the Markets in Financial Instruments Directive 2014/65/EC and the Markets in Financial Instruments Regulation 600/2014 (as amended from time to time), which together are European Union law that provide harmonised regulation for investment services across the member states of the European Economic Area, or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended from time to time), as applicable.
‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union-wide requirement under the Bank Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended from time to time), as applicable. An institution’s MREL requirement is set by its resolution authority. Amendments in the EU Risk Reduction Measure package are designed to align MREL and TLAC for EU G-SIBs.
‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.

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‘Model updates’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.
‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.
‘Modelled VaR’ In the context of RWAs, market risk calculated using Value at Risk models laid down by the CRR and supervised by the PRA.
‘Money market funds’ Investment funds typically invested in short-term debt securities.
‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.
‘Moody’s’ A credit rating agency, including Moody’s Investors Service, Inc. and its subsidiaries.
‘Mortgage Servicing Rights (MSR)’ A contractual agreement in which the right to service an existing mortgage is sold by the original lender to another party that specialises in the various functions involved with servicing mortgages.
‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.
‘National discretion’ Discretions in CRD given to EU member states to allow the local regulator additional powers in the application of certain CRD rules in its jurisdiction.
‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.
‘Net Interest Income (NII)’ The difference between interest income on assets and interest expense on liabilities.
‘Net Interest Margin (NIM)’ Net Interest Income (NII) divided by the sum of average customer assets.
‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.
‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include items such as equity capital, preferred stock with a maturity of over one year, or liabilities with a maturity of over one year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated required stable funding factor.
‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.
‘Net write-off rate’ Expressed as a percentage and represents balances written off in the reporting period less any post write-off recoveries divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.
‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.
‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds, US agency bonds, corporate bonds, commercial paper, certificates of deposit, convertible bonds, corporate bonds and issued notes.
‘Non-Model Method (NMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.
‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact the bank's capital and/or earnings due to adverse movements in Interest or foreign exchange rates.
‘Non-Traded VaR’ Reflects the volatility in the value of the fair value through other comprehensive income (FVOCI) investments in the liquidity pool which flow directly through capital via the FVOCI reserve. The underlying methodology to calculate non-traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non-Traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.

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‘Notch’ A single unit of measurement in a credit rating scale.
‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.
‘Open Banking’ The Payment Services Directive (PSD2) and the Open API standards and data sharing remedy imposed by the UK Competition and Markets Authority following its Retail Banking Market Investigation Order.
‘Operating leverage’ Operating expenses compared to total income less credit impairment charges and other provisions.
‘Operational risk’ The risk of loss to the Barclays Group from inadequate or failed processes or systems, human factors or due to external events (e.g. fraud) where the root cause is not due to credit or market risks.
‘Operational Riskdata eXchange Association (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.
‘Origination led’ Focus on high-margin, low-capital fee-based activities and related hedging opportunities.
‘O-SII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that O-SIIs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system. As part of the implementation of CRD V requirements in the UK, the Other Systemically Important Institutions (O-SII) Buffer replaced the CRD IV Systemic Risk Buffer.
‘Other systemically important institutions (O-SII)’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.
‘Over-issuance of Securities’ Over-issuance of securities under Barclays Bank PLC’s US shelf registration statements on Form F-3 filed with the US Securities and Exchange Commission in 2018 and 2019.
‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.
‘Overall capital requirement’ The overall capital requirement is the sum of capital required to meet the total of a Pillar 1 requirement, a Pillar 2A requirement, a Global Systemically Important Institution (G-SII) buffer, a Capital Conservation Buffer (CCB) and a Countercyclical Capital Buffer (CCyB).
‘Own credit’ The effect of changes in the Barclays Group’s own credit standing on the fair value of financial liabilities.
‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.
‘Own funds’ The sum of Tier 1 and Tier 2 capital.
‘Own funds and eligible liabilities ratio’ A risk-based ratio representing the own funds and eligible liabilities of the institution expressed as a percentage of total RWAs.
‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.
‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.
‘Pension Risk’ The risk of the Barclays Group’s earnings and capital being adversely impacted by the Barclays Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.
‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.
‘Personal Banking’ The business within the UK that offers retail solutions to help customers with their day-to-day banking needs.
‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 13.5% (2022: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.

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‘Pillar 1 requirements’ The minimum regulatory capital requirements to meet the sum of credit (including counterparty credit), market risk and operational risk.
‘Pillar 2A requirements’ The additional regulatory capital requirement to meet risks not captured under Pillar 1 requirements. These requirements are the outcome of the bank’s Internal Capital Adequacy Assessment Process (ICAAP) and the complementary supervisory review and evaluation carried out by the PRA.
‘Post-Model Adjustment (PMA)’ In the context of Basel models, a PMA is a short-term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.
‘Potential Future Exposure (PFE) on derivatives’ A regulatory calculation in respect of the Barclays Group’s potential future credit exposure on both exchange traded and OTC derivatives, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.
‘PRA waivers’ PRA approvals that specifically give permission to the bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.
‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.
‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquidity risk factors for each of the major trading asset classes.
‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.
‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).
‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.
‘Principal Risks’ The principal risks affecting the Barclays Group, as described in the Risk Review section of the Barclays PLC Annual Report.
‘Pro-cyclicality’ Movements in financial variables (including capital requirements) following natural fluctuations in the economic cycle, where the subsequent impact on lending or other market behaviours acts as an amplification of the economic cycle by the financial sector.
‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets, market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.
‘Product structural hedge’ An interest rate hedge put in place to reduce earnings volatility on product balances with instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.
‘Properties in Possession held as ‘Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.
‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.
‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

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‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment banks in the UK. The PRA is a subsidiary of the Bank of England.
‘Prudential Valuation Adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on the balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.
‘Public benchmark’ Unsecured medium-term notes issued in public syndicated transactions.
‘Qualifying central bank claims’ An amount calculated in line with the PRA policy statement allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity. Prior to 1 January 2022, banks were only permitted to exclude claims on the central bank which were matched by deposits (rather than liabilities).
‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in CRR Article 154.4. It includes most types of credit card exposure.
‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and interest rate derivatives.
‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).
‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.
‘Recovery book’ Represents the total amount of exposure which has been transferred to recovery units who set and implement strategies to recover the Group’s exposure.
‘Recovery book Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.
‘Recovery book proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recovery book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recovery will decrease if assets are written-off, amounts are collected, or assets are sold to a third party (i.e. debt sale).
‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.
‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case, renegotiation can result in an extension of the due date of payment or repayment plans under which the Barclays Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue, and individually impaired if the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.
‘Repurchase agreement (Repo)’ or ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future), it is a Repurchase agreement or Repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future), it is a Reverse repurchase agreement or Reverse repo.
‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the Barclays Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.
‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on their terms.
‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).
‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.
‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

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‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover of up to £5m.
‘Return on average Risk Weighted Assets’ Statutory profit after tax as a proportion of average RWAs.
‘Return on average tangible shareholders’ equity (RoTE)’ Profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
‘Return on average allocated tangible equity’ Profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity.
‘Risk appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.
‘Risk weighted assets (RWAs) / Risk weighted exposure amounts (RWEAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRR and local regulators.
‘Risks not in VaR (RNIVS)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.
‘RWA Flow / movements in RWAs’
Book size/Asset size
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the size and composition of underlying positions, measured using EAD values for existing portfolios over the period. This includes, but is not exclusive to:
–new business and maturing loans
–changes in product mix and exposure growth for existing portfolios
–book size reductions owing to risk mitigation and write-offs.
Market risk
This represents RWA movements owing to the changes in risk level i.e. trading positions and volumes driven by business activity.
Book quality/Asset quality
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the underlying credit quality and recoverability of portfolios and reflected through model calibrations or realignments where applicable. This includes, but is not exclusive to:
–PD migration and LGD changes driven by economic conditions
–ratings migration for standardised exposures
Market risk
This is the movement in RWAs owing to changing risk levels in the trading book caused by fluctuations in market conditions.
Model updates
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external model updates. This includes, but is not exclusive to:
–updates to existing model inputs driven by both internal and external review
–model enhancements to improve models performance

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Market risk
This is the movement in RWAs reflecting change in model scope, changes to market data levels, volatilities, correlations, liquidity and ratings used as input for the internal modelled RWA calculations.
Methodology and policy
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes. This includes, but is not exclusive to:
–updates to RWA calculation methodology, communicated by the regulator
–the implementation of credit risk mitigation to a wider scope of portfolios
Market risk
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes for market risk.
Acquisitions and disposals
This is the movement in RWAs as a result of the disposal or acquisition of business operations impacting the size of banking and trading portfolios.
Foreign exchange movements
This is the movement in RWAs as a result of changes in the exchange rate between the functional currency of the Barclays business area or portfolio and our presentational currency for consolidated reporting. It should be noted that foreign exchange movements shown in RWA flow or movements in RWAs tables do not include the impact of foreign exchange for the counterparty credit risk or market risk RWAs.
Other
This is the movement in RWAs driven by items that cannot be reasonably assigned to the other driver categories. In relation to market risk RWAs, this includes changes in measurement that are not driven by methodology, policy or model updates.
‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the US Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.
‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to such higher lien debt. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.
‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.
‘Secured Overnight Financing Rate (SOFR)’ A broad measure of the cost of borrowing cash overnight collateralised by US Treasury securities in the repurchase agreement (Repo) market.
‘Securities Financing Transactions (SFT)’ In the context of RWAs, any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.
‘Securities Financing Transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.
‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non-performance in the form of cash or other assets.
‘Securitisation’ Typically, a process by which debt instruments, such as mortgage loans or credit card balances, are aggregated into a pool, which is used to back new securities. A company sells these pools of assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower.

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‘Set-off clauses’ In the context of Counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.
‘Settlement balances’ Receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.
‘Settlement Netting’ Netting approach used in the calculation of the leverage exposure measure whereby firms may calculate their exposure value of regular way purchases and sales awaiting settlement in accordance with Article 429g of CRR, as amended by CRR II.
‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.
‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.
‘Slotting’ Slotting is internal Barclays terminology for what is known as “Specialised Lending” in the IRB approach as described in CRR Article 147.8. A standard set of rules is required to be used in credit risk RWA calculations, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Specialised Lending approach are detailed in CRR Article 153.5.
‘Small and Medium-Sized Enterprises (SME)’ An enterprise which employs fewer than 250 persons and which has an annual turnover which does not exceed EUR 50 million, and / or an annual balance sheet total not exceeding EUR 43 million. Within the SME category, a small enterprise is defined as an enterprise which employs fewer than 50 persons and whose annual turnover and/or annual balance sheet total does not exceed EUR 10 million. This is defined in accordance with Commission Recommendation 2003/361/EC of 6 May 2003 concerning the definition of micro, small and medium sized enterprises.
‘Software intangibles benefit’ A benefit introduced as part of the EU response package to the COVID-19 pandemic and subsequently reversed as part of the UK implementation of CRR II from 1 January 2022. Since 1 January 2022, software assets are fully deducted from CET 1 capital.
‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.
‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.
‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.
‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12 month expected credit loss allowance.
‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Stage 3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Standard & Poor’s’ A credit rating agency, including S&P Global Inc. and its subsidiaries.
'Standardised Approach for Counterparty Credit Risk (SA-CCR)' The approach for the calculation of Exposure at Default for derivative and long-settlement transactions introduced in the UK under CRR II from 1 January 2022.  This is a more risk sensitive approach that replaces the Current Exposure Method (CEM) and Standardised Method (SM) applicable under CRR.
‘Standardised Approach (SEC-SA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able calculate regulatory capital requirements per standardised approach for underlying exposures in the securitisation as if these had not been securitised (‘KSA’), subject to certain other inputs and criteria.
‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

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‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of IFRS.
‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.
‘STD’ / ‘Standardised Approach’ A method of calculating RWAs that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.
‘Sterling Over Night Index Average (SONIA)’ Reflects bank and building societies’ wholesale overnight funding rates in the sterling unsecured market administrated and calculated by the Bank of England.
‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Group (either financial or non-financial), assessing the Barclays Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.
‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to 99% confidence level over a 10-day holding period.
‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.
‘Structural FX’ Foreign currency positions taken to hedge against the adverse effect of exchange rates on capital ratios.  Under Article 352(2) of the CRR the PRA may permit banks to exclude such Structural FX positions from the calculation of its market risk RWAs. On 15 December 2021 the PRA issued Barclays this permission, taking effect from 31 December 2021.  Any long FX positions that are in excess of what is required to hedge the adverse effects of exchange rates on the bank’s capital ratio are not in scope of this exemption and will therefore be captured under the standardised market risk approach.
‘Structural hedge’ or ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smooth the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.
‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.
‘Structured credit’ Includes the legacy structured credit portfolio primarily comprising derivative exposures and financing exposures to structured credit vehicles.
‘Structured finance or structured notes’ A structured note is an investment tool that pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.
‘Sub-prime’ Sub-prime is defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.
‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.
‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).
‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.
‘Tangible Net Asset Value (TNAV)’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.
‘Tangible Net Asset Value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.
‘Tangible shareholders’ equity’ Shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

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‘The Fundamental Review of the Trading Book (FRTB)’ A comprehensive suite of capital rules developed by the Basel Committee on Banking Supervision as part of Basel III and applicable to banks’ wholesale trading activities.
‘The Standardised Approach (TSA)’ An approach used to quantify required capital for operational risk. Under TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines.
‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Barclays Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitor their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line). The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance with respect to its own Operational and Compliance Risks, as well as with respect to the Legal Risk to which Barclays is exposed.
‘Through-the-cycle’ A long-run average through a full economic cycle.
‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.
‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of RWAs under CRR.
‘Tier 2 (T2) capital’ A type of capital as defined in the CRR principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have been met.
‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital for the purposes of CRR.
‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against forbearance balances expressed as a percentage of balance in forbearance.
‘Total capital ratio’ Total regulatory capital as a percentage of RWAs.
‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescriptive minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution. See also ‘Minimum requirement for own funds and eligible liabilities (MREL)’.
‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts, including accounts charged off to recoveries.
‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.
‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.
‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.
‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.
‘Transitional’ When a measure is presented or described as being on a transitional basis, it is calculated in accordance with the transitional provisions set out in Part Ten of CRR.
‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the banking book.
‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.
‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.
‘Unencumbered’ Assets not used to secure liabilities or not otherwise pledged.
‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.

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‘UK Bank Levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.
‘UK leverage exposure’ Calculated as per the PRA rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity. Prior to 1 January 2022, banks were only permitted to exclude claims on the central bank which were matched by deposits (rather than liabilities).
‘UK leverage ratio’ As per the PRA rulebook, means a bank’s Tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage. From 1 January 2022, UK banks are subject to a single UK leverage ratio requirement.
‘Unfunded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.
‘US Partner Portfolio’ Barclays co-branded credit card programmes with companies across various sectors including travel, entertainment and retail.
‘US Residential Mortgage-Backed Securities’ Securities that represent interests in a group of US residential mortgages.
‘Valuation weighted Loan to Value (LTV) ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted Loan to Value ratio is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.
‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.
‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.
‘Wholesale loans’ or ‘wholesale lending’ Lending to larger businesses, financial institutions and sovereign entities.
‘Working Group on Sterling Risk-Free Reference Rates (RFRWG)’ A group mandated with catalysing a broad-based transition to using ‘Sterling Overnight Index Average (SONIA)’ as the primary sterling interest rate benchmark in bond, loan and derivatives markets.
‘Write-off (gross)’ The point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released. Net write-offs represent gross write-offs less post write-off recoveries.
‘Wrong-way risk’ Arises in a trading exposure when there is significant correlation between the underlying asset and the counterparty, which in an event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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